FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

05011609

28 SEP 2005

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 8 September 2005 together with a printed copy of the interim report 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

RECEIVED
2005 OCT -3 A 11:02

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 10/3

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

- **Turnover rose by 12% to HK$25.3 billion, led by the retail and beverage businesses**
- **Earnings grew by 70% to HK$1,262 million with all operations under management showing improvement in profitability**
- **Excluding the after-tax effect of revaluation surplus of investment properties, net profit was up 26%**
- **Interim dividend of HK13¢ declared, a 18% increase**

FINANCIAL HIGHLIGHTS

	Six months ended 30 June 2005 (Unaudited)	Six months ended 30 June 2004 (Unaudited & Restated)
	HK$'000	*HK$'000*
Turnover	**25,255,560**	22,640,634
Profit from operations	**1,773,572**	979,509
Share of net results of associates	**170,474**	195,348
Net profit attributable to shareholders of the Company	**1,262,360**	740,589
Basic earnings per share	**HK$0.59**	HK$0.35
Interim dividend per share	**HK$0.13**	HK$0.11
	At 30 June 2005 (Unaudited)	At 31 December 2004 (Unaudited & Restated)
	HK$'000	*HK$'000*
Equity attributable to shareholders of the Company	**17,102,259**	15,124,827
Minority interests	**4,557,447**	4,811,653
Consolidated net borrowings	**3,883,111**	4,980,613
Gearing ratio[1]	**17.9%**	25.0%
Current ratio	**1.11**	1.26
Net assets per share of the Company:		
Book value	**HK$7.77**	HK$7.12

Notes:

1. Gearing ratio represents the ratio of consolidated net borrowings to equity attributable to shareholders of the Company and minority interests.

ANALYSIS OF TURNOVER AND PROFIT

	Six months ended 30 June — Turnover 2005 (Unaudited)	Turnover 2004 (Unaudited & Restated)	Profit Attributable to Shareholders 2005 (Unaudited)	Profit Attributable to Shareholders 2004 (Unaudited & Restated)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Core Businesses				
– Retail	**7,930,337**	6,873,481	**104,933**	63,362
– Beverage	**3,204,273**	2,299,034	**59,892**	52,596
– Food Processing and Distribution	**2,836,239**	2,692,170	**246,767**	195,606
– Textile	**2,058,621**	1,700,749	**55,659**	42,093
– Property[2]	**147,023**	156,881	**429,224**	165,988
Subtotal	**16,176,493**	13,722,315	**896,475**	519,645
Other Businesses				
– Petroleum and Chemical Distribution	**9,187,980**	8,996,290	**302,032**	141,593
– Investments and Others	**-**	-	**168,243**	178,396
Subtotal	**9,187,980**	8,996,290	**470,275**	319,989
	25,364,473	22,718,605	**1,366,750**	839,634
Elimination of inter-segment transactions	**(108,913)**	(77,971)	**-**	-
Net corporate interest and expenses	**-**	-	**(104,390)**	(99,045)
Total	**25,255,560**	22,640,634	**1,262,360**	740,589

2. The results of the Property division comprise a net-of-tax valuation surplus of approximately HK$0.3 billion in respect of the rental properties portfolio.

CHAIRMAN'S STATEMENT

HALF YEAR RESULTS

The Group's unaudited consolidated turnover and profit attributable to the Company's shareholders for the six months ended 30 June 2005 amounted to approximately HK$25,255.6 million and HK$1,262.4 million respectively, representing an increase of 11.5% and 70.5% over that of last year. Earnings per share of the Group, on a weighted average basis, was HK$0.59 compared to HK$0.35 in 2004. Excluding the gain in property revaluation and its related deferred tax effects which are considered the major effects of changes in accounting policies, the Group's consolidated profit attributable to the Company's shareholders for the first half of 2005 was HK$936.5 million, 26.5% higher than that in the same period of 2004.

concerns of dumping has created uncertainties in the market. Against the new competitive landscape, our textile operation will further develop through technology upgrade. By producing higher end textile products, our gross margin will be enhanced and our reliance on cotton prices be reduced. Similarly, our petroleum and chemical distribution business has benefited from the rising oil prices. Although oil prices would remain volatile, the operation's earnings base has been strengthened through investment in mainland piped gas projects which provide steady and growing income.

With leading presence already established in our business domains, the Group will focus on execution and organic growth, whilst at the same time, exploring the marketplace for attractive business opportunities. The robust economy of the Chinese Mainland and the recent revaluation of the Renminbi bode well for the domestic

Current ratio	**1.11**	1.26
Net assets per share of the Company:		
Book value	**HK$7.77**	HK$7.12

Notes:

1. Gearing ratio represents the ratio of consolidated net borrowings to equity attributable to shareholders of the Company and minority interests.

Elimination of inter-segment transactions	**(108,913)**	(77,971)	**-**	-
Net corporate interest and expenses	**-**	-	**(104,390)**	(99,045)
Total	**25,255,560**	22,640,634	**1,262,360**	740,589

2. The results of the Property division comprise a net-of-tax valuation surplus of approximately HK$0.3 billion in respect of the rental properties portfolio.

CHAIRMAN'S STATEMENT

HALF YEAR RESULTS

The Group's unaudited consolidated turnover and profit attributable to the Company's shareholders for the six months ended 30 June 2005 amounted to approximately HK$25,255.6 million and HK$1,262.4 million respectively, representing an increase of 11.5% and 70.5% over that of last year. Earnings per share of the Group, on a weighted average basis, was HK$0.59 compared to HK$0.35 in 2004. Excluding the gain in property revaluation and its related deferred tax effects which are considered the major effects of changes in accounting policies, the Group's consolidated profit attributable to the Company's shareholders for the first half of 2005 was HK$936.5 million, 26.5% higher than that in the same period of 2004.

The encouraging performance was achieved amidst sustained economic recovery in Hong Kong, burgeoning growth of the Chinese Mainland consumer market and the Group's persistent efforts to enhance operational profitability.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK$0.13 per share for the six months ended 30 June 2005 (2004: HK$0.11 per share) payable on or about 26 October 2005 to shareholders whose names appear on the Register of Members of the Company on 3 October 2005.

PROSPECTS

Our results in the first half of 2005 reflect solid profitability improvement attributable to steady revenue growth, disciplined cost management, while investing for the future, and improved efficiency. The Group has an objective of becoming the largest consumer company in China with business focus on retail, brewery, food and textile. Non-core assets will continue to be restructured or divested in a manner consistent with our shareholders' interests. The disposal of CRE Building and our stake in Xuzhou VV Food & Beverage during the period best demonstrates our commitment to this exercise. Therefore, to a large extent, the results also indicate the progress and strength of our transformation to focus on consumer-related businesses.

There has been considerable improvement in our supermarket operation following the introduction of various measures to optimise and rationalize the business. Taking advantage of the removal of foreign investment restrictions in retailing, the acquisition of the residual stakes in CR Vanguard and Suguo from our parent company was completed in May this year. This enables us to further promote the synergies derived from centralized management and enhanced bargaining power over suppliers. Concurrently, renovation of existing hypermarkets and ongoing store format remodelling will further distinguish us from competitors and gradually build up our core competence. The Group's brand-fashion distribution business has also performed well following the decision to terminate distribution of certain low profitability brands about two years ago. We will continue to take a prudent approach with emphasis on investment return but the expansion of some well-established brands will accelerate. The repositioning of our department store business in Hong Kong has also proven to be successful.

Over the past ten years, our brewery operation has been rapidly building up geographical coverage and market share. During this process, we are particularly encouraged by the development of our national brand, SNOW, being one of the fastest growing national brands in the mainland. Whilst market consolidation and brand marketing will remain crucial, we are targeting profitability as driver for future growth. Higher utilization rate, lower production costs, more effective branding strategy and stronger distribution channel management are at the core of this objective. We will continue to strengthen our presence in the existing districts so as to attain regional dominance. The acquisition of breweries in Jiangsu, Zhejiang and Anhui provinces last year has further boosted our production capacity and enhanced our capabilities to integrate for competitiveness.

The recent outbreak of the deadly bacterial diseases amongst livestock has temporarily affected fresh meat consumption in Hong Kong. However, as we also distribute other types of meat products, the overall impact has been mitigated. Over the long term, tighter control of hygiene in livestock farming and slaughtering following these incidents are expected to improve the prospects of our meat processing projects in the mainland as food safety will be further promulgated. On the other hand, general food distribution under the "Ng Fung" brand, including frozen food products, rice, dumplings and basic groceries, has been growing fast in Hong Kong and becoming a new driver for our food processing and distribution operation.

The Group has been deploying resources cautiously to balance opportunities and challenges. The removal of global textile quotas from 1 January 2005 has initially stimulated exports of textile products from the Chinese Mainland. However, subsequent imposition of protective quotas by the United States and European Union over concerns of dumping has created uncertainties in the market. Against the new competitive landscape, our textile operation will further develop through technology upgrade. By producing higher end textile products, our gross margin will be enhanced and our reliance on cotton prices be reduced. Similarly, our petroleum and chemical distribution business has benefited from the rising oil prices. Although oil prices would remain volatile, the operation's earnings base has been strengthened through investment in mainland piped gas projects which provide steady and growing income.

With leading presence already established in our business domains, the Group will focus on execution and organic growth, whilst at the same time, exploring the marketplace for attractive business opportunities. The robust economy of the Chinese Mainland and the recent revaluation of the Renminbi bode well for the domestic consumer market, where the Group has increasing exposure. The younger generation is embracing consumer activities as a form of entertainment and an intrinsic part of their lifestyle. This presents a unique opportunity for our brewery and retail businesses to develop their niche and growth platform. In Hong Kong, consumer spending will continue to benefit from the improving employment market, flourishing inbound tourism and a generally positive economic outlook. In sum, we are making great progress towards our strategic goals and are optimistic about the prospects for the remainder of the year.

INTERNAL CONTROL

The Group is committed to the establishment of a sound internal control system for achieving its business objectives and enhancing shareholders' value. The internal control system is designed to safeguard shareholders' investments, protect the Group's assets and assure against material financial misstatements. The Board has overall responsibilities for maintaining an adequate system of internal controls and reviewing its effectiveness through the Audit Committee. The Audit Committee meets with the senior management, internal and external auditors on a regular basis and makes recommendations wherever appropriate to the Board for control enhancement.

The Group's internal audit department adopts a risk-based approach in planning its internal audit activities. It aims to ensure proper internal controls are in place, both at the entity level as well as the transaction level. It also examines the operation's efficiency and compliance with the prescribed policies, procedures and local laws to make sure good business practices are applied consistently for all business units within the Group. Based on the assessment for the six months ended 30 June 2005, the Board has reviewed and is satisfied with the effectiveness of Group's internal control system.

INVESTOR RELATIONS

Investor relations management has become a crucial aspect in utilizing corporate resources. We strongly believe that the outlining of a comprehensive investor relations strategy is the key to success for healthy corporate development. The Group has always acknowledged an imperative importance of maintaining a transparent, impartial and interactive communications with its investors. The annual global roadshow in April 2005 provided an excellent opportunity for senior management of the Group to meet with worldwide investors from Europe, US, Japan and Singapore. The emphasis this year was on our brewery division and investors were able to acquire in-depth and latest information of the Group's brewery business. During the period under review, we met with over 400 analysts and fund managers in about 150 meetings for discussion of the Group's performance and development plans. It is our target to continue our devotion in maintaining a well-versed communication with our investors in coming future.

SOCIAL RESPONSIBILITY

As a responsible corporation, the Group has been participating actively in various community service programs, both in Hong Kong and the Chinese Mainland. Enthusiastic responses for the walkathon in January and the soccer game in August clearly demonstrated a caring culture rooted in our Hong Kong office. Business units in the Chinese Mainland also initiated many community service activities, ranging from fund raising charity functions, blood donation drive and even a "Clean the City" campaign. Equally, the Group has endeavored continuous efforts in environmental protection. All business units highly observed the practice of environmental protection throughout our operations.

APPRECIATION

On behalf of the Board of Directors, I would like to express my heartfelt gratitude to a team of dedicated staff for their unfailing service and to our shareholders for their enduring support to the Group.

SONG LIN
Chairman

Hong Kong, 8 September 2005

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

2005 INTERIM RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Six months ended 30 June 2005 (Unaudited) HK$'000	2004 (Unaudited & Restated) HK$'000
Turnover	4	**25,255,560**	22,640,634
Cost of sales		**(20,729,128)**	(18,764,232)
Gross profit		**4,526,432**	3,876,402
Other revenue	5	**798,940**	201,862
Selling and distribution expenses		**(2,505,391)**	(2,063,330)
General and administrative expenses		**(1,046,409)**	(1,035,425)
Profit from operations		**1,773,572**	979,509
Finance costs	6	**(213,452)**	(152,175)
Share of net results of jointly controlled entities		**15,878**	–
Share of net results of associates		**170,474**	195,348
Profit before taxation	7	**1,746,472**	1,022,682
Taxation	8	**(284,808)**	(82,083)
Profit for the period		**1,461,664**	940,599
Attributable to :			
Shareholders of the Company		**1,262,360**	740,589
Minority interests		**199,304**	200,010
		1,461,664	940,599
Earnings per share	10		
Basic		**HK$0.59**	HK$0.35
Diluted		**HK$0.57**	HK$0.35

CONDENSED CONSOLIDATED BALANCE SHEET

	At 30 June 2005 (Unaudited) HK$'000	At 31 December 2004 (Unaudited & Restated) HK$'000
Non-current assets		
Fixed assets		
– Investment properties	**5,589,600**	5,088,605
– Leasehold land and buildings	**6,072,031**	5,636,196
– Other fixed assets	**8,635,503**	8,490,255
Goodwill	**2,841,763**	2,319,217
Other intangible assets	**204,896**	211,025
Interests in jointly controlled entities	**687,816**	55,642

A full set of unaudited condensed consolidated interim financial statements ("interim financial statements) which have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" will be published as soon as practicable.

3. **Principal Accounting Polices**

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 apart from the adoption of the new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKAS") and Interpretations (collectively the "HKFRSs"), issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005.

In connection with the adoption of the HKFRSs, the Group has applied certain new accounting policies in accordance with the transitional provisions as set out in the relevant HKFRSs. Where required, these new HKFRSs have been applied retrospectively. In addition, certain comparative figures have been reclassified to confirm with the current period presentation. The major changes to accounting policies and the effects on the Group's profit and loss account and shareholders' equity are set out as follows:

(a) *Investment Properties*

In previous periods, investment properties were measured at open market values, with revaluation surplus or deficits credited or charged to property valuation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve was charged to the profit and loss account. Where a decrease had previously been charged to the profit and loss account and revaluation subsequently arose, that increase was credited to the profit and loss account to the extent of the decrease previously charged.

In accordance with HKAS 40 – "Investment Property", the Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in fair value of investment properties to be recognised directly in the profit and loss account in the period in which they arise. Accordingly, an approximate amount of HK$395.0 million has been recognised in other revenue in the current period.

The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply the standard from 1 January 2005 onwards. An approximate amount of HK$819.0 million held in the property valuation reserve as at 1 January 2005 has been transferred to the Group's retained profits. No adjustment has been made on 2004 comparative figures.

(b) *Deferred Taxation Related to Investment Properties*

In previous periods, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale. Upon the adoption of HKAS Interpretation 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets", the deferred tax consequences of the investment properties are assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date.

In the absence of any specific transitional provisions in HKAS Interpretation 21, this change in accounting policy has been applied retrospectively. As a result, the Group's net assets as at 31 December 2004 had been decreased by approximately HK$705.1 million, which represent the increase in deferred taxation liabilities. The deferred taxation directly charged to the profit and loss account for the six months ended 30 June 2005 has been increased by approximately HK$69.1 million (30 June 2004: nil).

(c) *Goodwill*

In previous periods, goodwill or negative goodwill arising on acquisitions prior to 1 January 2001 was written off against/credited to reserves and will be charged or will be released to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Goodwill arising on acquisitions on or after 1 January 2001 and prior to 1 January 2005 was capitalised and amortised over its estimated useful life of not more than twenty years and was stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment loss while negative goodwill arising from acquisitions in the same period was presented as a deduction from assets and released to the consolidated profit and loss account based on an analysis of the circumstance from which the balance resulted.

The Group has applied HKFRS 3 – "Business Combinations" prospectively from 1 January 2005. Goodwill arising from acquisitions on or after 1 January 2005 is capitalised on the balance sheet and will be assessed for impairment at the reporting date, whereas negative goodwill arising from acquisitions on or after 1 January 2005 is credited to the consolidated profit and loss account. No amortisation of goodwill has been made in the current period while a net amount of approximately HK$37.0 million has been charged to the consolidated profit and loss account in the same period of 2004. In accordance with the transitional provisions of HKFRS 3, for goodwill arising from

Earnings per share		
Basic	**HK$0.59**	HK$0.35
Diluted	**HK$0.57**	HK$0.35

CONDENSED CONSOLIDATED BALANCE SHEET

	At 30 June 2005 (Unaudited)	At 31 December 2004 (Unaudited & Restated)
	HK$'000	*HK$'000*
Non-current assets		
Fixed assets		
– Investment properties	**5,589,600**	5,088,605
– Leasehold land and buildings	**6,072,031**	5,636,196
– Other fixed assets	**8,635,503**	8,490,255
Goodwill	**2,841,763**	2,319,217
Other intangible assets	**204,896**	211,025
Interests in jointly controlled entities	**687,816**	55,642
Interests in associates	**1,139,818**	1,530,417
Available for sale investments	**94,647**	128,612
Prepayments	**416,864**	959,920
Deferred taxation assets	**148,543**	167,192
	25,831,481	24,587,081
Current assets		
Stocks	**5,059,335**	5,069,792
Trade and other receivables	**4,915,264**	4,919,051
Derivative financial instruments	**71,260**	–
Taxation recoverable	**10,506**	16,163
Cash and bank balances	**5,819,842**	4,798,592
	15,876,207	14,803,598
Current liabilities		
Trade and other payables	**(9,018,998)**	(8,555,640)
Derivative financial instruments	**(57,252)**	–
Short term loans	**(4,981,523)**	(2,981,994)
Taxation payable	**(268,718)**	(182,123)
	(14,326,491)	(11,719,757)
Net current assets	**1,549,716**	3,083,841
	27,381,197	27,670,922
Non-current liabilities		
Long term liabilities	**(4,721,430)**	(6,797,211)
Deferred taxation liabilities	**(1,000,061)**	(937,231)
	21,659,706	19,936,480
Capital and reserve		
Share capital	**2,201,103**	2,123,009
Reserves	**14,901,156**	13,001,818
Equity attributable to shareholders of the Company	**17,102,259**	15,124,827
Minority interests	**4,557,447**	4,811,653
Total equity	**21,659,706**	19,936,480

Notes:

1. **Independent review**
The interim results for the half-year ended 30 June 2005 are unaudited and have been reviewed by the Group's Audit Committee.

2. **Basis of preparation**
The interim results announcement has been presented in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

In the absence of any specific transitional provisions in HKAS Interpretation 21, this change in accounting policy has been applied retrospectively. As a result, the Group's net assets as at 31 December 2004 had been decreased by approximately HK$705.1 million, which represent the increase in deferred taxation liabilities. The deferred taxation directly charged to the profit and loss account for the six months ended 30 June 2005 has been increased by approximately HK$69.1 million (30 June 2004: nil).

(c) *Goodwill*
In previous periods, goodwill or negative goodwill arising on acquisitions prior to 1 January 2001 was written off against/credited to reserves and will be charged or will be released to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Goodwill arising on acquisitions on or after 1 January 2001 and prior to 1 January 2005 was capitalised and amortised over its estimated useful life of not more than twenty years and was stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment loss while negative goodwill arising from acquisitions in the same period was presented as a deduction from assets and released to the consolidated profit and loss account based on an analysis of the circumstance from which the balance resulted.

The Group has applied HKFRS 3 – "Business Combinations" prospectively from 1 January 2005. Goodwill arising from acquisitions on or after 1 January 2005 is capitalised on the balance sheet and will be assessed for impairment at the reporting date, whereas negative goodwill arising from acquisitions on or after 1 January 2005 is credited to the consolidated profit and loss account. No amortisation of goodwill has been made in the current period while a net amount of approximately HK$37.0 million has been charged to the consolidated profit and loss account in the same period of 2004. In accordance with the transitional provisions of HKFRS 3, for goodwill arising from acquisitions prior to 1 January 2005 and previously capitalised on the balance sheet, the Group discontinue amortising such goodwill and eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill. Such goodwill will be assessed for impairment at the reporting date. As for goodwill previously recognized as a deduction from equity, such goodwill should not be recognized in the consolidated profit and loss account when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. The carrying amount of negative goodwill that arose from acquisitions prior to 1 January 2005 should be derecognized with a corresponding increase in retained profits as at 1 January 2005.

(d) *Share-based Payment*
The Group has granted share options to certain employees and other participants for their services rendered to subscribe for shares of the Company in accordance with the Company's share option scheme. Prior to the application of HKFRS 2 "Share-based Payment", the Group did not recognise the financial effect of the share options until they were exercised.

In the current period, the Group has applied HKFRS 2 which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options of the Company determined at the date of grant of the share options over the vesting period.

The Group has applied HKFRS 2 to share options granted on or after 1 January 2005. In accordance with the relevant transitional provisions, the Group has applied HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. Comparative figures have been restated.

This change has no effect on the Group's net assets. The effect of this change on the profit and loss account for the period ended 30 June 2005 and 2004 is to increase the general and administrative expenses of approximately HK$26.8 million and HK$44.2 million respectively.

(e) *Convertible bonds*
Convertible bonds were classified as liabilities on the balance sheet previously. In accordance with HKAS 32 – "Financial Instruments: Disclosure and Presentation", convertible bonds which are regarded as compound financial instruments are required to separate the liability and equity components on initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortised cost using the effective interest method. The adoption of this accounting standard requires retrospective applications.

As a result of the adoption of HKAS 32, the Group's net assets as at 31 December 2004 and 30 June 2005 have been increased by approximately HK$57.4 million and HK$37.4 million respectively. The financial costs charged to the profit and loss account for the six months ended 30 June 2005 and 2004 have been increased by approximately HK$19.4 million and HK$17.2 million respectively.

(f) *Financial assets and liabilities*
The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in the accounting policy relating to the classification of financial assets and liabilities and their measurements.

Under the new accounting standards, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" are carried at fair value, with changes in fair values recognised in the profit and loss account. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method. "Available-for-sale financial assets" are carried at fair value with changes in fair value recognised in equity except for investments in equity securities, that do not have a quoted market price in an active market and whose fair value cannot be measured reliably and are stated at cost less impairment.

Financial liabilities are classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

On 1 January 2005, the Group classified and measured its financial assets and liabilities in accordance with the relevant transitional provisions of HKAS 39. As the financial effect is immaterial, no adjustment has been made to the carrying amounts of assets and liabilities and the Group's retained profits as at 1 January 2005.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

(g) *Derivatives and hedging*
Under HKAS 39, derivatives are carried at fair value at each balance sheet date and are deemed as held-for-trading financial assets or financial liabilities, unless they are designated and qualified as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are qualified as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in the profit and loss account for the period in which they arise.

The Group designates derivatives as either: (1) hedges of the fair value of assets or liabilities or a firm commitment (fair value hedge) or (2) hedges of highly probable forecast transactions (cash flow hedges).

i. Fair value hedges
Changes in the fair value of the hedged items attributable to the relevant hedged risks and of the hedging instruments are recognised in the profit and loss account in the period in which fair value changes arise.

ii. Cash flow hedges
The portion of the gain or loss on the hedge instrument that is determined to be an effective hedge shall be recognised directly in equity through the statement of changes in equity; and the ineffective portion of the gain or loss on the hedging instrument are recognised in the profit and loss account.

As a result of the adoption of HKAS 39, an amount of approximately HK$7.9 million has been credited to the hedge reserve and the net profit has been reduced by the same amount in the current period.

In previous years, derivative financial instruments were not separately recorded in the financial statements. The adoption of the HKAS39 represents a change in accounting policy. The Group has applied the relevant transitional provisions in HKAS 39. For hedges that meet the requirements of hedge accounting set out in HKAS 39, the Group has, from 1 January 2005 onwards, applied hedge accounting in accordance with HKAS 39 to account for such hedges. For derivatives that are not held for hedging purposes, the difference between the previous carrying amount recognised on the balance sheet and the fair value on 1 January 2005 is immaterial, therefore no adjustment is made to the Group's retained profits as at 1 January 2005.

4. **Segment information**
Primary reporting format – business segments

	Retail HK$000	Beverage HK$000	Food Processing and Distribution HK$000	Textile HK$000	Property HK$000	Petroleum and Chemical Distribution HK$000	Investments and Others HK$000	Elimination HK$000	Total HK$000
For the six months ended 30 June 2005									
REVENUE									
External sales	7,884,357	3,200,437	2,789,801	2,058,621	134,364	9,187,980	–	–	25,255,560
Inter-segment sales	45,980	3,836	46,438	–	12,659	–	–	(108,913)	–
	7,930,337	3,204,273	2,836,239	2,058,621	147,023	9,187,980	–	(108,913)	25,255,560
Other revenue	53,774	19,362	81,707	62,881	404,750	112,507	–	–	734,981
	7,984,111	3,223,635	2,917,946	2,121,502	551,773	9,300,487	–	(108,913)	25,990,541
Segment result	236,656	248,866	301,078	104,996	517,395	354,508	(12,095)	–	1,751,404
Unallocated corporate expenses									(41,791)
Interest income									63,959
Profit from operations									1,773,572
Finance costs									(213,452)
Share of net results of jointly controlled entities	–	–	–	–	–	15,878	–	–	15,878

5. **Other revenue**

	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Other revenue includes the following:		
Dividends from available for sale investments	2,434	1,846
Interest income	63,959	31,918
Profit on disposal of associates	62,250	28,856
Profit on disposal fixed assets	20,824	10,408
Gain on disposal of available for sale investments	93,624	219
Fair value gain on revaluation of investment properties	394,984	–

6. **Finance costs**

	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Interest on finance leases	453	816
Interest on bank loans and other loans wholly repayable within five years	187,321	128,671
Interest on other loans not wholly repayable within five years	2,758	2,985
Financing charges	22,920	19,703
	213,452	152,175

7. **Profit before taxation**

	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Profit before taxation has been arrived at after charging:		
Depreciation and amortisation		
– Fixed assets	656,683	552,422
– Goodwill (included in general and administrative expenses)	–	50,565
– Other intangible assets	14,791	6,431
And after crediting:		
Negative goodwill recognised (included in other revenue)	–	6,773

8. **Taxation**

	Current Taxation HK$'000	Deferred taxation HK$'000	Six months ended 30 June 2005 Total HK$'000	Current Taxation HK$'000	Deferred taxation HK$'000	2004 Total HK$'000
Hong Kong						
Company and subsidiaries	90,248	62,228	152,476	75,723	(60,819)	14,904
Chinese Mainland						
Subsidiaries	113,086	19,245	132,331	82,867	(15,645)	67,222
Overseas						
Subsidiaries	1	–	1	(43)	–	(43)

REVENUE									
External sales	7,884,357	3,200,437	2,789,801	2,058,621	134,364	9,187,980	–	–	25,255,560
Inter-segment sales	45,980	3,836	46,438	–	12,659	–	–	(108,913)	–
	7,930,337	3,204,273	2,836,239	2,058,621	147,023	9,187,980	–	(108,913)	25,255,560
Other revenue	53,774	19,362	81,707	62,881	404,750	112,507	–	–	734,981
	7,984,111	3,223,635	2,917,946	2,121,502	551,773	9,300,487	–	(108,913)	25,990,541
Segment result	236,656	248,866	301,078	104,996	517,395	354,508	(12,095)	–	1,751,404
Unallocated corporate expenses									(41,791)
Interest income									63,959
Profit from operations									1,773,572
Finance costs									(213,452)
Share of net results of jointly controlled entities	–	–	–	–	–	15,878	–	–	15,878
Share of net results of associates	(15)	–	11,980	235	–	(361)	158,635	–	170,474
Taxation									(284,808)
Profit for the period									1,461,664
For the six months ended 30 June 2004									
REVENUE									
External sales	6,849,012	2,299,034	2,658,661	1,700,749	136,888	8,996,290	–	–	22,640,634
Inter-segment sales	24,469	–	33,509	–	19,993	–	–	(77,971)	–
	6,873,481	2,299,034	2,692,170	1,700,749	156,881	8,996,290	–	(77,971)	22,640,634
Other revenue	42,707	15,073	47,830	42,331	7,715	14,289	–	–	169,945
	6,916,188	2,314,107	2,740,000	1,743,080	164,596	9,010,579	–	(77,971)	22,810,579
Segment result	138,195	208,538	250,698	84,733	131,918	173,030	(111)	–	987,001
Unallocated corporate expenses									(39,410)
Interest income									31,918
Profit from operations									979,509
Finance costs									(152,175)
Share of net results of associates	–	–	23,671	2,012	–	4,672	164,993	–	195,348
Taxation									(82,083)
Profit for the period									940,599

Secondary reporting format – geographical segments

	Hong Kong *HK$'000*	Chinese Mainland *HK$'000*	Other Countries *HK$'000*	Total *HK$'000*
For the six months ended 30 June 2005				
Segment revenue				
Turnover	10,051,168	13,892,412	1,311,980	25,255,560
Other revenue	478,442	253,332	3,207	734,981
	10,529,610	14,145,744	1,315,187	25,990,541
For the six months ended 30 June 2004				
Segment revenue				
Turnover	8,979,223	11,507,892	2,153,519	22,640,634
Other revenue	68,263	99,473	2,209	169,945
	9,047,486	11,607,365	2,155,728	22,810,579

– Goodwill (included in general and administrative expenses)	–	[illegible]
– Other intangible assets	14,791	6,431
And after crediting:		
Negative goodwill recognised (included in other revenue)	–	6,773

8. **Taxation**

	Six months ended 30 June 2005 Current Taxation *HK$'000*	Deferred taxation *HK$'000*	Total *HK$'000*	2004 Current Taxation *HK$'000*	Deferred taxation *HK$'000*	Total *HK$'000*
Hong Kong						
Company and subsidiaries	90,248	62,228	152,476	75,723	(60,819)	14,904
Chinese Mainland						
Subsidiaries	113,086	19,245	132,331	82,867	(15,645)	67,222
Overseas						
Subsidiaries	1	–	1	(43)	–	(43)
	203,335	81,473	284,808	158,547	(76,464)	82,083

Previously, share of jointly controlled entities and associates' taxation were included under taxation. As a result of change in requirements under HKAS 1 – Presentation of Financial Statements, share of jointly controlled entities and associates' taxation for the six months ended 30 June 2005 of HK$598,000 (30 June 2004: HK$nil) and HK$33,148,000 (30 June 2004: HK$35,474,000) respectively are included in the share of net results of jointly controlled entities and associates. Prior year comparatives have been restated accordingly.

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries, jointly controlled entities and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

9. **Dividends**

At the meeting held on 8 April 2005, the directors proposed a final dividend of HK$0.16 per ordinary share for the year ended 31 December 2004. Such proposal was subsequently approved by shareholders on 2 June 2005.

On 8 September 2005, the directors declared an interim dividend of HK$0.13 per ordinary share (September 2004: Interim dividend of HK$0.11 per ordinary share). Based on the number of shares in issue at the date of the report, the aggregate amount of the dividend is estimated to be HK$287,946,000 (2004: HK$213,580,000).

10. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30 June 2005 (Unaudited) *HK$'000*	2004 (Unaudited & Restated) *HK$'000*
Earnings		
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	1,262,360	740,589
Interest saving on exercise of convertible bonds	53,254	50,317
Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	1,315,614	790,906

	2005	2004
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,148,948,013	2,099,115,270
Effect of dilutive potential ordinary shares:		
– convertible bonds	119,595,400	119,595,400
– share options	38,184,107	30,225,897
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,306,727,520	2,248,936,567

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

For the first half of 2005, the Group's retail operation reported a turnover of HK$7,930.3 million and attributable profit of HK$104.9 million, representing an increase of 15.4% and 65.6% over the same period of 2004.

While the pace of expansion has remained robust in the Chinese Mainland since the beginning of the year, favorable conditions for domestic spending with an overall improvement in the living standard, especially in the urban and sub-urban cities, resulted in strong domestic demand and sustainable growth in the retail industry. Fuelled by rising urbanization, increasing affluence and a quickening pace of living, organized one-stop retail sales in those major cities of China continued to enjoy a moderate annual growth.

Satisfactory growth in export of goods and services and strong trade flows with the Chinese Mainland in the second quarter of 2005 sustained the growth momentum for the Hong Kong economy. Continued rise in inbound tourists was recorded. On the local consumption front, market sentiment has been positive amid continued improvement in the employment rate and average household income. The retail industry in Hong Kong will be further boosted with the launch of a series of shopping promotional campaigns that run together with the opening of a theme park at the Lantau Island in the third quarter of 2005.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for the first half of 2005 was HK$6,927.3 million, attributable profit for the period amounted to HK$59.7 million, resulting in an increase of 17.5% and 140.9% respectively over the same period of 2004.

The Group currently operates its supermarket business through three groups of subsidiaries, namely, 華潤萬家有限公司 China Resources Vanguard Co. Ltd., 蘇果超市有限公司 Suguo Supermarket Co., Ltd ("Suguo") and China Resources Vanguard (Hong Kong) Company Limited. At the end of the first half of 2005, the Group operated a total of approximately 1,900 stores in Hong Kong and the Chinese Mainland, of which approximately 44% were self-operated while the rest were franchised stores. The main types of store formats are hypermarkets, superstores, supermarkets and convenience stores. Turnover for the first half of 2005 contributed by different regions were 48.1% from Eastern China, 30.1% from Southern China, 16.4% from Hong Kong and 5.4% from Northern China. The increase in turnover for the first half of 2005 was mainly attributable to the sales contributed by the newly opened stores. Moreover, the 28.2% increase in payments from suppliers, including incentives, store display and promotion income helped improve the operating result. During the period, consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") amounted to HK$332.7 million, representing an improvement of 33.6% over the same period of 2004.

The Group works continuously on its core competence to foster the supermarket chain competitiveness and has been closing down loss-making stores since last year. To sustain and combat in a highly competitive operating environment, efforts were made to constantly adjust the merchandise mix by introducing more fresh produce, increasing the sales proportion of private label merchandise so as to better suit customer preferences, local weather patterns while systematically scheduled store facelift, store reformats, revamp of store displays greatly enhanced the corporate brand and the overall profitability.

The Eastern China operation reported an overall growth in turnover for the half year under review by 32.3%. Net profit for the first half year also improved. This was mainly attributed by Suguo which performed well during the period, an overall 9.9% same store growth was recorded with over 50% market share in Nanjing. However, the Group's superstores and supermarkets outside Nanjing faced intensive competition and therefore experienced a decrease in same store growth for the first half of 2005.

In Southern China, continuous enrichment in the merchandise mix and store reformat proved to be successful. Same store growth of hypermarkets and superstores reached 2.1% and 26.8% respectively. Net loss for the first half year of 2005 reduced as compared to the same period in 2004. However, profitability of those existing supermarkets was yet to improve through scheduled store facelift. As part of the business development strategies, [illegible]

Overall decline in turnover was primarily due to the successive closure of CRC Department Stores on Hennessy Road in May 2004 and at Whampoa in April 2005. Improvement in the overall profitability was mainly attributable to the higher margin attained by the Chinese Arts & Crafts Stores 中藝 operations, through ongoing product mix enrichment, development of the private label "天工閣", brand promotion, niche creation and sales mix management. A same store growth of 4.4% and a significant increase of 47.4% in profitability for the first half of 2005 was reported.

With a growing health awareness amongst the general public in Hong Kong, competition in health food and Chinese medicine businesses intensified in the recent years. CR Care Stores 華潤堂's continual efforts in developing its own brands, enriching product portfolio, promoting suppliers' relationship that facilitated exclusive dealings of value-for-money products collectively improved the profitability in the first half of 2005. It is anticipated that with the gradual market recognition of the self-developed brands and tightening of sales discounts, the overall operating results will be further improved.

With a sound recovery of local private consumption expenditure and the rising number of visiting tourists in Hong Kong, prospects of growth in retail sales are encouraging.

Beverage

The beverage division reported a turnover of HK$3,204.3 million for the first half of 2005, representing an increase of 39.4% over the same period in 2004. Attributable profit was HK$59.9 million, an increase of 13.9% over the same period of 2004.

Sales volume of beer grew by 30.1% to approximately 1,871,000 kilolitres. The early hot weather particularly experienced in Central and Eastern China greatly raised the local beer consumption volume during the second quarter of the year which largely increased beer sales in the area. Overall organic growth of sales volume from existing breweries was 12.7% for the first half of 2005, with notable volume growth in Sichuan, Harbin, Hubei and Anhui. This was achieved through new market entries and increase in market share. However, in a few regions, despite the fact that a sales volume growth was recorded in the first half of 2005, average price deflation was experienced due to keen competitive behavior of other local brands which eventually affected the bottom line of these areas.

For the period under review, raw material costs rose by approximately 10%. Increased costs for packaging materials and power supply were also major production cost drivers. However, with a net average price rise of 7.3% through continued leverage to better product mix in the first half year of 2005, the overall gross profit margin per kilolitre could still be sustained.

The profitability of two major newly acquired breweries was within expectation, but encouraging improvements in July 2005 indicated better operating results for the second half of 2005. For the Jiangsu brewery, "SNOW" will be actively promoted together with its own premium local brand to maximize regional market share. The brewery could be close to breakeven for the year 2005. For the Zhejiang brewery, profitability of July 2005 is improving with a 17.1% year-on-year increase in sales volume. Its net loss will be substantially reduced by the end of the year. Through better rationalization with existing distribution network, improved operational efficiency and deepened brand penetration, the Group expects substantial cost and marketing synergies for enhancement in the overall revenue level and operating margins.

Marketing strategies of our national brand "SNOW", including Shenyang beer, also delivered satisfactory results. The sales volume for the period under review by 40.1%, to approximately 706,000 kilolitres, compared to about 504,000 kilolitres in the first half of 2004.

Strategic acquisition of breweries continues to consolidate the Group's market presence in Eastern and Central China and strengthen the national distribution network of "SNOW" through prospective synergies in marketing, procurement and logistics. The recent asset acquisition of 阜陽市雪地啤酒有限公司 Fuyang City Snowland Brewery Co., Ltd., the largest brewery in the north-western region of Anhui Province, will further extend its market presence from the central to the north-west of the Province.

By the end of June 2005, the Group will be [illegible]

... helped improve the operating result. During the period, consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") amounted to HK$332.7 million, representing an improvement of 33.6% over the same period of 2004.

The Group works continuously on its core competence to foster the supermarket chain competitiveness and has been closing down loss-making stores since last year. To sustain and combat in a highly competitive operating environment, efforts were made to constantly adjust the merchandise mix by introducing more fresh produce, increasing the sales proportion of private label merchandise so as to better suit customer preferences, local weather patterns while systematically scheduled store facelift, store reformats, revamp of store displays greatly enhanced the corporate brand and the overall profitability.

The Eastern China operation reported an overall growth in turnover for the half year under review by 32.3%. Net profit for the first half year also improved. This was mainly attributed by Suguo which performed well during the period, an overall 9.9% same store growth was recorded with over 50% market share in Nanjing. However, the Group's superstores and supermarkets outside Nanjing faced intensive competition and therefore experienced a decrease in same store growth for the first half of 2005.

In Southern China, continuous enrichment in the merchandise mix and store reformat proved to be successful. Same store growth of hypermarkets and superstores reached 2.1% and 26.8% respectively. Net loss for the first half year of 2005 reduced as compared to the same period in 2004. However, profitability of those existing supermarkets was yet to improve through scheduled store facelift. As part of the business development strategies, efforts put in business promotions and conceptual design of new store formats, such as *Olé* and Convenience Stores, are expected to capture more diversified customer groups that go for quality life spending. The *Olé* store recently opened in Dongguan in April 2005 served as a test of the strategy implemented and was still in the process of tuning for optimal results.

The Northern China operation reported a turnover increase of 6.6%, contributed by newly opened stores. Net loss was however worsen, which was mainly due to the fact that some existing stores in major cities faced head-on competition with global retail operators. Resources newly injected for market planning and procurement of fresh produce are expected to better position the Group in speeding up its pace of expansion and improving store profitability.

The Hong Kong operation faced tough competition with major local market players. To secure the margins, the Group cautiously tightened the concessions and did not follow straight the price wars initiated by the other operators that presented a wide variety of sales discount offered to customers. Through jointly-operated fresh food stalls, the turnover managed to edge up in the first half of 2005. However, additional running costs incurred, rental increases and store conversion costs resulted in a lower operating profit for the current period. With the solid revival of local private consumption expenditure and sustained retail sales growth that drove the demand for quality warehouse space, the Hong Kong operation will be benefited.

Following China's full opening of the retail sector to foreign investors in December 2004, foreign and overall competition sharpens and the operating environment is getting tougher for all existing players. The strategic move of increase in the sector equity stakes such that CR Vanguard now becomes a wholly owned subsidiary of the Group and Suguo is 85% owned, helped to centralize management functions, drive down administrative costs, further develop an integrated mix of different store formats and strengthen the Group's positioning in its supermarket and logistics operation. Moreover, the expanded geographical spread and the associated cost benefits will allow the Group to substantially benefit from centralized procurement by major districts, streamlined distribution network and synergies among different store formats.

Aligned with the current market trend, the Group will focus on the development of hypermarkets and superstores through new store openings and move into the second tier cities, convenience stores in more developed cities whereas supermarkets, a relatively mature format, need to carve out a better niche.

Brand-fashion distribution
Turnover of the brand-fashion distribution segment for the first half of 2005 was HK$646.1 million, an increase of 25.8% over the same period in 2004. Attributable profit amounted to HK$18.9 million, an increase of 34.1% over the first half of 2004.

As at the end of June 2005, the Group distributed 9 international brands through approximately 770 self-operated and franchised stores in designated cities throughout the Chinese Mainland.

With the opening of 25 self-operated and 59 franchised stores in the first half of 2005, a 30.4% turnover growth of the "Esprit" brand was recorded. Self-operated stores achieved a same store growth of 11.9% with steady gross margin. The brand profitability recorded a 19.9% increase in the current half year.

The Group will continue to strengthen its distribution network, improve operating cost efficiency and the overall profitability of its brand portfolio to capitalize on the business opportunities that arise within the fast growing consumer market in the Chinese Mainland.

Other Retail Stores
Turnover of the other retail stores segment for the first half of 2005 was HK$356.9 million, representing a decrease of 23.5% from the same period in 2004. Attributable profit for the half year was HK$26.3 million, representing an increase of 7.4% over the same period in 2004.

As at the end of June 2005, the Group's chain of retail stores in Hong Kong consisted of 5 Chinese Arts & Crafts Stores 中藝 and about 30 CR Care Stores 華潤堂.

The profitability of two major newly acquired breweries was within expectation, but encouraging improvements in July 2005 indicated better operating results for the second half of 2005. For the Jiangsu brewery, "SNOW" will be actively promoted together with its own premium local brand to maximize regional market share. The brewery could be close to breakeven for the year 2005. For the Zhejiang brewery, profitability of July 2005 is improving with a 17.1% year-on-year increase in sales volume. Its net loss will be substantially reduced by the end of the year. Through better rationalization with existing distribution network, improved operational efficiency and deepened brand penetration, the Group expects substantial cost and marketing synergies for enhancement in the overall revenue level and operating margins.

Marketing strategies of our national brand "SNOW", including Shenyang beer, also delivered satisfactory results. The sales volume for the period under review by 40.1%, to approximately 706,000 kilolitres, compared to about 504,000 kilolitres in the first half of 2004.

Strategic acquisition of breweries continues to consolidate the Group's market presence in Eastern and Central China and strengthen the national distribution network of "SNOW" through prospective synergies in marketing, procurement and logistics. The recent asset acquisition of 阜陽市雪地啤酒有限公司 Fuyang City Snowland Brewery Co., Ltd., the largest brewery in the north-western region of Anhui Province, will further extend its market presence from the central to the north-west of the Province.

By the end of June 2005, the Group will be operating over 30 breweries. The development of our Dongguan brewery is progressing on schedule. Trial commissioning of its Phase 1 production facilities of 150,000 kilolitres will start by the beginning of 2006.

Beer consumption is expected to rise with the boosting income levels in China and the propensity to consume westernized everyday products, in particular for the younger generation. This will induce further business growth of the beverage division. Apart from acquisition, the Group will continue to strive on operational excellence, brand allegiance and recognition, together with rational distribution network and extensive market coverage in the Chinese Mainland.

Food Processing and Distribution
Turnover and attributable profit for the first half of 2005 amounted to HK$2,836.2 million and HK$246.8 million respectively, representing an increase of 5.3% and 26.2% over the same period of 2004.

In line with the Group's divestment strategy regarding non-core assets so as to focus on its retail-led distribution businesses, the division disposed of the entire issued share capital of its wholly-owned subsidiary, Giant Harvest Limited, which holds a 25.09% stake in the A-share listed associated company, 徐州維維食品飲料股份有限公司 Xuzhou VV Food & Beverage Co., Ltd. As a result, a gain of HK$59.4 million was recognized during the first half of the year.

Foodstuff distribution operation reported a satisfactory growth in profitability. In view of the consumers' increasing concerns over food safety and quality in Hong Kong, the operation continues its considerable efforts in promoting the "Ng Fung" brand of high quality fresh meat with promising results. Stable supply of livestock to Hong Kong is ensured through effective negotiations with suppliers. Gross margin was maintained for the first half of 2005. In addition, continuous efforts in enriching product mix together with expanding sales network with a broadened customer base for frozen meat and frozen food business also contributed to the improvement in profitability.

The overall gross profit margin of marine fishing and aquatic products processing operation was, however, adversely affected by the record high fuel prices and decrease in average selling prices due to keen competition, resulting in a lower profit contribution. Regular on-site fuel costs reporting, fishing fleet fuel utilization reporting and staff training on cost saving measures were implemented to monitor closely the increasing production cost and to mitigate the impacts caused by rising oil prices. Operating environment is expected to be difficult in the second half of the year under the prevailing oil price surge. However, the Group will continue its ongoing efforts in exploring more high quality fishing grounds, enhancing catching capability of the fishing fleet, improving sales network and selling more high-end fishes as well as aquatic products, which will altogether help improve profitability in the long run.

The Shenzhen operation, acquired in July 2004, reported steady profit contribution for the period under review. To better integrate with the wide-scoping distribution network of the Group's supermarket division, its competitive edge on pig sourcing, slaughtering and fresh meat production definitely provides excellent commercial leverage at low cost. This enables the Group to further expand its retail-led business at a faster pace. On the other hand, the construction of a meat processing centre in Shanghai is progressing as planned. Upon completion, the Group's pig slaughtering and meat product production capacity will be enhanced and distribution of branded food in the Chinese Mainland will be strengthened.

In light of the consumers' increasing concerns over food safety, quality and nutrition in the Chinese Mainland, driven by a general improvement in household income and living standard, substantial growth potential for distribution of branded food in the local market emerged. With high expectation of rapid growth in branded fresh pork consumption in the China market in the foreseeable future, the Group plans to develop closer business links with our supermarket division as well as some other internationally-recognized retail chain operators for branded food distribution throughout China.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

Textile

Turnover of the textile division for the first half of 2005 was HK$2,058.6 million, representing an increase of 21.0% over the same period of 2004. Attributable profit for the period amounted to HK$55.7 million, representing an increase of 32.2% from the first half of 2004.

The growth in turnover of the operation was mainly due to the acquisition of interests in two sizable textile companies in Shaanxi Province during the last quarter of 2004 and the two major factories relocated to the new economic development zones during the first half of 2004 were now in full operation. With the upsurge in world market demand upon the expiry of the global textile quotas effective 1 January 2005, China's textile products and garments recorded a respective 23.0% and 19.3% export growth in the first half of 2005. This benefited the textile division and helped its turnaround in the first half of the current year. A strong growth in sales volume of 36.1% in yarns, 37.4% in fabric and 24.7% in garments was recorded for the period under review. Despite the general downward pressure on prices, better customer focused sales management boosted the total revenue level with an expanded customer base and business volume growth of existing customers.

The residual high cost cotton inventory brought forward from the last quarter of 2004 was substantially consumed with production and products sold during the period. The overall gross profit margin for the second quarter improved by 3.2% points over the first quarter of 2005. The encouraging operating profit growth of the textile division was however tempered by higher direct labor costs incurred with increase in the production volume, greater depreciation charge as the new batch of machinery from technology upgrade was fully put to use and the general rate rise in utility costs during the first half of 2005.

Uncertainties that currently plague the textile industry as the trade disputes and safeguard measures continue between China and the United States/European Union, the fact that quotas for some textile categories are rapidly approaching their full utilization for the year 2005, the operating environment for export sales is anticipated to be challenging in the second half of 2005. Domestic demand for quality textile and garment products that comes with rising individual income levels is expected to grow strongly. Hence, there are business opportunities in both the domestic and export markets to be capitalized by the Group with its enhanced operating efficiency, better market positioning and more high-end branded products in sales mix. This will lead to an improvement in the overall profit margin and well equip itself in the process of the industry consolidation.

Property

The property division, which comprises the rental property segments of retail, office and industrial premises, reported a turnover and attributable profit for the first six months of 2005 of HK$147.0 million and HK$429.2 million respectively, representing a corresponding decrease of 6.3% and an increase of 158.6% over the same period in 2004.

Excluding a net-of-tax valuation surplus of approximately HK$0.3 billion in respect of the rental properties portfolio as at 30 June 2005 (2004: Not applicable) and an increase in deferred tax credit due to the change in use of the retail property on Hennessy Road, Wanchai, previously occupied by a CRC Department Store 華潤百貨 since June 2004, attributable profit of the division for the first half of 2005 remained at relatively the same level as that of 2004.

During the first half of 2005, local retail property market remained buoyant on the back of increased local consumption and tourist arrivals. Driven by the increase in retail sales, prime retail properties were in demand which in turn drove up rental levels.

Income from rental properties portfolio was slightly lower than in the same period of 2004 mainly due to the temporary suspension for letting regarding the retail properties on Hennessy Road, Wanchai and Silvercord Centre, Tsim Sha Tsui during the renovation. Apart from that, occupancy rates of the rental properties (excluding the retail properties on Hennessy Road, Wanchai) remained relatively comparable to that of last year with a general rent rise upon tenancy renewal during the first half of 2005.

Renovation work of the retail property on Hennessy Road, Wanchai is expected to be substantially completed in the second half of the year. The multi-storey retail and gourmet complex is expected to bring a marked improvement in the earning potential upon completion.

With the Group's focus now on retail properties, divestment in non-retail properties is the way going forward. Certain office and residential properties at Tsim Sha Tsui and Causeway Bay were disposed during the first half of 2005. In addition, a preliminary agreement was also signed in April 2005 for the sale of CRE Building, an office property at Wanchai.

With the experience in the Suzhou and Chengdu piped gas investments, the Group will prudently look for business expansion in piped gas industry in the Chinese Mainland market. The Group anticipates fluctuation of the oil prices to continue in near term and will continue to take prudent measures to mitigate the effects to its business performance.

Investments and Others

Attributable profit for first half of 2005 amounted to HK$168.2 million. (First half of 2004: HK$178.4 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the half year under review.

CAPITAL AND FUNDING

To maximize surplus cash for internal funding while enhancing liquidity and yield, the Group operates under a well-managed treasury function. As at 30 June 2005, the Group's consolidated cash and cash equivalents amounted to HK$5,819.8 million. The Group's borrowings as at 30 June 2005 were HK$9,702.9 million with HK$4,981.5 million repayable within 1 year, HK$4,665.1 million repayable after 1 year but within 5 years and HK$56.3 million repayable after 5 years. Committed borrowing facilities available to the Group were fully utilized as at 30 June 2005. Except for the US$230 million convertible guaranteed bonds, due for maturity in May 2006, all the borrowings were subject to floating rates.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 17.9% (31 December 2004: 25.0%).

The Group's principal assets, liabilities, revenue and payments are denominated in US dollars, Hong Kong dollars and Renminbi. As at 30 June 2005, 29.5% of the Group's cash deposit balances was held in US dollars, 33.4% in Renminbi and 34.6% in Hong Kong dollars; whereas 35.6% of the Group's borrowings was denominated in US dollars and 24.7% in Renminbi with the remaining 39.7% in Hong Kong dollars. Moreover, to mitigate the foreign currency and interest rates exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

The recent Renminbi revaluation in July 2005 resulted in an immediate net asset appreciation, which is approximately 0.8% of the Group's net worth as at 30 June 2005, together with an exchange gain of about 1.1% of the attributable profit to the Company's shareholders. There is no significant impact anticipated on the Group's businesses as a whole.

CAPITAL EXPENDITURE

During the period ended 30 June 2005, the Group spent approximately HK$2,140.2 million on capital expenditure. Additions of fixed assets amounted to HK$1,297.8 million, while the remaining HK$842.4 million were incurred for new acquisitions in beverage and additional interests in supermarkets, as part of our retail-led distribution strategy. Capital expenditure was primarily financed by internally generated funds from operations and bank borrowings.

PLEDGE OF ASSETS

As at 30 June 2005, fixed assets with a net book value of HK$310.3 million (31 December 2004: HK$799.3 million) were pledged for short-term loans in the sum of HK$280.6 million (31 December 2004: pledged for short term loans of HK$523.2 million) and long term loans in the sum of HK$15.8 million (31 December 2004: pledged for long term loans of HK$72.2 million).

CONTINGENT LIABILITIES

The Group did not have any material contingent liabilities as at 30 June 2005.

EMPLOYEES

As at 30 June 2005, the Group, excluding its associated companies, had a staff size of around 83,000, of which approximately 95% were employed in the Chinese Mainland, whilst the rest are mainly from Hong Kong. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with incentives paid in form of cash bonus and share option.

By order of the Board
CHEN SHULIN

... retail property on Hennessy Road, Wanchai, previously occupied by a CRC Department Store 華潤百貨 since June 2004, attributable profit of the division for the first half of 2005 remained at relatively the same level as that of 2004.

During the first half of 2005, local retail property market remained buoyant on the back of increased local consumption and tourist arrivals. Driven by the increase in retail sales, prime retail properties were in demand which in turn drove up rental levels.

Income from rental properties portfolio was slightly lower than in the same period of 2004 mainly due to the temporary suspension for letting regarding the retail properties on Hennessy Road, Wanchai and Silvercord Centre, Tsim Sha Tsui during the renovation. Apart from that, occupancy rates of the rental properties (excluding the retail properties on Hennessy Road, Wanchai) remained relatively comparable to that of last year with a general rent rise upon tenancy renewal during the first half of 2005.

Renovation work of the retail property on Hennessy Road, Wanchai is expected to be substantially completed in the second half of the year. The multi-storey retail and gourmet complex is expected to bring a marked improvement in the earning potential upon completion.

With the Group's focus now on retail properties, divestment in non-retail properties is the way going forward. Certain office and residential properties at Tsim Sha Tsui and Causeway Bay were disposed during the first half of 2005. In addition, a preliminary agreement was also signed in April 2005 for the sale of CRE Building, an office property at Wanchai.

With the success of enhancing revenue and flow of shoppers through renovation and re-modeling of the retail properties at Mongkok and Tsuen Wan, similar mall format is adopted by a mall in Jiangmen which is currently at its initial stage of development.

The Group is continuing its divesture assessment on non-core investment assets in the industrial and office sectors so as to focus on retail property investment and to re-channel the resources to explore the investment opportunities in retail sector in the Chinese Mainland.

Petroleum and Chemical Distribution

Turnover and attributable profit for the first half of 2005 amounted to HK$9,188.0 million and HK$302.0 million respectively, representing an increase of 2.1% and 113.3% over the corresponding period in 2004.

Excluding a gain of HK$84.2 million from the disposal of the remaining 10.5% equity interest in Qingdao Qirun Petrochemical Co., Ltd., an investment of the Group, attributable profit for the period under review increased by 53.8% over that of 2004. Improved performance of petroleum operation and filling station operation for the second quarter of 2005 assured the growth in profitability of the division. The encouraging profit contributions from piped gas operations in Suzhou as well as the newly acquired 36% stake in Chengdu City Gas Co., Ltd. also added to the increase in profitability for the first half of 2005 as compared to that of last year.

Apart from the slight downward adjustments occurred during late April to May, international crude oil prices generally followed an upward trend and soared to record high levels during the first half of 2005. The international crude oil prices averaged US$51.6 a barrel during the period under review, compared to US$36.7 a year ago. Consequently, the petroleum and chemical product prices remained at unprecedented high levels as compared to 2004. Despite the challenging operating environment during the period under review, overall gross margin achieved a considerable growth of above 0.8% points over the same period in 2004.

The petroleum operation of the division trades refined oil purchased from the world's major oil suppliers to wholesale agents and retail end-customers. Amid challenging oil price fluctuations during the period under review, the petroleum operation has shown good improvement in profitability, in particular from the distribution of aviation fuel. This was achieved through prudent inventory control and effective hedging measures to mitigate volatile oil prices to the business.

The petroleum and gas operation distributes refined oil and LPG products through 19 petrol and LPG stations in Hong Kong and 22 petrol stations in the Chinese Mainland. Filling station operations in Hong Kong and the Chinese Mainland both reported notable improvements in profitability. In Hong Kong, sales volume and gross profit of LPG sales increased by 23.6% and 86.6% respectively, mainly attributable to competitive pricing of LPG sales at the Group's filling stations as well as the more favorable reference retail prices under the prevailing regulated pricing arrangement with the Hong Kong Government. In the Chinese Mainland, sales volume of filling station operation reduced by 16.7% due to the general tight supply of refined oil especially diesel in the Southern Chinese Mainland.

The piped gas operation in Suzhou proved to be promising with satisfactory profit contribution, which substantially increased by 100.8% in the first half of 2005 over last year. The operation in the piped natural gas network in Suzhou includes the construction of the main trunk and sub-branch networks, the connection of natural gas pipelines to individual households, and the supply of piped gas to industrial and commercial users. With the successful acquisition of 36% stake in Chengdu City Gas Co., Ltd. that started contributing profits since March 2005, the Group has established two strategic arms in the Eastern and Western regions of the Chinese Mainland, favorably positioned the Group for stronger growth potential in the long run. In April 2005, the Group also paired up with the Wuxi Municipal Government to start a 50-50% joint venture in Wuxi China Resources Gas Co. Ltd.(無錫華潤燃氣有限公司) for further pursuance in the piped gas business.

The chemical operation, which specializes in marketing and distribution of petrochemical products, reported steady growth in profitability during the first half of the year. Continuous efforts in sales mix management has proved to be effective in upholding comparable growth in gross profit of the operation.

for new acquisitions in beverage and additional interests in supermarkets, as part of our retail-led distribution strategy. Capital expenditure was primarily financed by internally generated funds from operations and bank borrowings.

PLEDGE OF ASSETS

As at 30 June 2005, fixed assets with a net book value of HK$310.3 million (31 December 2004: HK$799.3 million) were pledged for short-term loans in the sum of HK$280.6 million (31 December 2004: pledged for short term loans of HK$523.2 million) and long term loans in the sum of HK$15.8 million (31 December 2004: pledged for long term loans of HK$72.2 million).

CONTINGENT LIABILITIES

The Group did not have any material contingent liabilities as at 30 June 2005.

EMPLOYEES

As at 30 June 2005, the Group, excluding its associated companies, had a staff size of around 83,000, of which approximately 95% were employed in the Chinese Mainland, whilst the rest are mainly from Hong Kong. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with incentives paid in form of cash bonus and share option.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 8 September 2005

OTHER INFORMATION

CORPORATE GOVERNANCE

The Company recognises that the development and maintenance of a good and solid framework of corporate governance suitable to the needs of the Group requires commitment and continuous vigilance. The Directors firmly believe that sensible corporate governance practice is essential to vigorous but steady growth of the Group.

The Company has implemented its own corporate governance standards and objectives since November 2003. Detailed disclosure of the Company's corporate governance practices and processes is available in the annual report of the Company for the year ended 31 December 2004. On 8 April 2005, the Board approved the Company's "Corporate Governance Practice Manual" ("Corporate Governance Manual") which incorporates almost all of the Code Provisions and some of the Recommended Best Practices set out in the Code on Corporate Governance Practices ("CG Code") in Appendix 14 of the Listing Rules.

Throughout the interim period, the Company has complied with the Code Provisions set out in the CG Code, save and except that Mr. Song Lin was Chairman and Managing Director during the period between 30 December 2004 and 7 March 2005 and the Non-Executive Directors were not appointed for a fixed term.

Mr. Ning Gaoning resigned on 30 December 2004 as Chairman and Director of the Company to assume other executive position on direction of the State Council of the People's Republic of China, and Mr. Song Lin, the then Managing Director, assumed the chair of the Company as from that date. On realignment of Mr. Song's duties, Mr. Chen Shulin has been appointed as the Managing Director of the Company as from 8 March 2005.

The Board does not believe in any arbitrary term of office. The current arrangement will give the Company sufficient flexibility to organize the composition of the Board to serve the needs of the Group. Further, the Articles of Association of the Company requires that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year and every director shall be subject to retirement by rotation at least once every three years. The Directors to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

On 8 April 2005, the Company adopted its own Code of Ethics and Securities Transactions ("Code of Ethics"), which applies to the Directors and other specified individuals including the Group's senior management and persons who are privy to price sensitive information of the Group, on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance with the standards set out in the Code of Ethics and the Model Code by any Director throughout the interim period.

PURCHASES, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2005.

CLOSURE OF REGISTER

The Register of Members will be closed from 3 October 2005 (Monday) to 7 October 2005 (Friday), both days inclusive. In order to be eligible for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of Ground floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 September 2005.

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.

File No.82-4177

中期報告 Interim Report

2005

RECEIVED

2005 OCT -3 A 11:02

OFFICE OF
CORPORATE

華潤創業有限公司

China Resources Enterprise, Limited



好生活

新開始

Fresh Start

Better Life

Ahead

封面主題

華潤創業有限公司始於葵涌的工業物業發展項目「達利中心」。其後經過多次收購活動，其中主要向母公司收購，興起了華潤創業中國概念股的故事，激發起九十年代中期的紅籌熱潮。

今天，本集團已重整業務重點，施行零售帶動分銷策略，集中從事四項核心業務：零售、飲品、食品及紡織。華潤創業矢志成為區內最大的消費品公司，在其業務領域中早已建立起領導地位，大部分營業額和資產均位於中國。

COVER THEME

China Resources Enterprise, Limited started with an industrial property development project "Riley House" in Kwai Chung. Following subsequent acquisitions, mainly from the parent company, our story took off as a China concept stock and fuelled the red chip frenzy in the mid-nineties.

Today, we have re-aligned our businesses focus under a retail-led distribution strategy with four core businesses – retail, beverage, food and textile. Aspiring to become the largest consumer company in China, CRE has already established leading presence in our business domains with most of our turnover and assets in China.

目錄
Contents

財務概要
Financial Highlights

		截至六月三十日止六個月 For the six months ended 30 June 二零零五年 (未經審核) 港幣千元 2005 (Unaudited) HK$'000	二零零四年 (未經審核及重列) 港幣千元 2004 (Unaudited and Restated) HK$'000
營業額	Turnover	**25,255,560**	22,640,634
經營溢利	Profit from operations	**1,773,572**	979,509
應佔聯營公司業績淨額	Share of net results of associates	**170,474**	195,348
本公司股東應佔溢利	Profit attributable to shareholders of the Company	**1,262,360**	740,589
每股基本盈利	Basic earnings per share	**HK$0.59**	HK$0.35
每股中期股息	Interim dividend per share	**HK$0.13**	HK$0.11

		於二零零五年 六月三十日 (未經審核) 港幣千元 At 30 June 2005 (Unaudited) HK$'000	於二零零四年 十二月三十一日 (未經審核及重列) 港幣千元 At 31 December 2004 (Unaudited & Restated) HK$'000
本公司股東應佔權益	Equity attributable to shareholders of the Company	**17,102,259**	15,124,827
少數股東權益	Minority interests	**4,557,447**	4,811,653
總權益	**Total equity**	**21,659,706**	19,936,480
綜合借款淨額	Consolidated net borrowings	**3,883,111**	4,980,613
負債比率[1]	Gearing ratio[1]	**17.9%**	25.0%
流動比率	Current ratio	**1.11**	1.26
本公司每股資產淨值： 賬面值	Net assets per share of the Company: Book value	**HK$7.77**	HK$7.12

附註：
1. 負債比率指綜合借款淨額相對總權益之比率。

Note:
1. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

營業額及溢利分析表
Analysis of Turnover and Profit

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零五年 (未經審核) 港幣千元 **2005** **(Unaudited)** **HK$'000**	二零零四年 (未經審核及重列) 港幣千元 2004 (Unaudited & Restated) HK$'000
按業務劃分之營業額	**Turnover by segment**		
主營業務	***Core Businesses***		
一零售	– Retail	**7,930,337**	6,873,481
一飲品	– Beverage	**3,204,273**	2,299,034
一食品加工及經銷	– Food Processing and Distribution	**2,836,239**	2,692,170
一紡織	– Textile	**2,058,621**	1,700,749
一物業	– Property	**147,023**	156,881
小計	**Subtotal**	**16,176,493**	13,722,315
其他業務	***Other Businesses***		
一石油及化學品經銷	– Petroleum and Chemical Distribution	**9,187,980**	8,996,290
一投資及其他業務	– Investments and Others	**–**	–
小計	**Subtotal**	**9,187,980**	8,996,290
		25,364,473	22,718,605
對銷業務間之交易	Elimination of inter-segment transactions	**(108,913)**	(77,971)
總額	**Total**	**25,255,560**	22,640,634

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零五年 (未經審核) 港幣千元 **2005 (Unaudited) HK$'000**	二零零四年 (未經審核及重列) 港幣千元 2004 (Unaudited & Restated) HK$'000
按業務劃分之股東應佔溢利	**Profit attributable to shareholders by segment**		
主營業務	***Core Businesses***		
一零售	– Retail	**104,933**	63,362
一飲品	– Beverage	**59,892**	52,596
一食品加工及經銷	– Food Processing and Distribution	**246,767**	195,606
一紡織	– Textile	**55,659**	42,093
一物業[1]	– Property[1]	**429,224**	165,988
小計	**Subtotal**	**896,475**	519,645
其他業務	***Other Businesses***		
一石油及化學品經銷	– Petroleum and Chemical Distribution	**302,032**	141,593
一投資及其他業務	– Investments and Others	**168,243**	178,396
小計	**Subtotal**	**470,275**	319,989
		1,366,750	839,634
公司總部利息淨額及費用	Net corporate interest and expenses	**(104,390)**	(99,045)
總額	**Total**	**1,262,360**	740,589

附註：
1. 物業業務之業績包括了約港幣300,000,000元的除稅後租賃物業組合之重估盈餘。

Note:
1. The results of the Property division comprise a net-of-tax valuation surplus of approximately HK$0.3 billion in respect of the rental properties portfolio.

主席報告
Chairman's Statement

半年度業績

本集團截至二零零五年六月三十日止六個月之未經審核綜合營業額及公司股東應佔溢利分別約為港幣25,255,600,000元及港幣1,262,400,000元，較去年同期增加11.5%及70.5%。按加權平均基準計算，本集團每股盈利為港幣0.59元，對比二零零四年為港幣0.35元。剔除視為會計政策變動主要影響之物業價值重估收益及其相關遞延稅項影響，本集團於二零零五年上半年之公司股東應佔綜合溢利為港幣936,500,000元，較二零零四年同期增加26.5%。

業績表現理想實有賴香港經濟持續復甦、中國內地消費市場增長迅速，加上本集團不斷努力提升營運盈利能力。

中期股息

董事局議決於二零零五年十月二十六日或前後，向於二零零五年十月三日名列本公司股東名冊的股東派發截至二零零五年六月三十日止六個月之中期股息每股港幣0.13元（二零零四年：每股港幣0.11元）。

前景

有賴穩健收入增長，顧及投資作長線發展下的嚴格成本管理，以及改善營運效率，本集團二零零五年度上半年的業績展示顯著盈利改善。我們以成為中國最大規模消費品公司為目標，業務重點集中於零售、啤酒、食品及紡織方面，並繼續會以符合股東利益的方式重組或減持非核心資產。期內出售華創大廈及徐州維維食品飲料股份有限公司的股權，就是我們貫徹落實此目標的最有力憑證。因此，業務成績在一定程度上亦反映了我們轉型為集中發展消費相關業務的進程及力度。

在推行多項措施致使業務更臻完善及精簡結構後，集團的超級市場業務表現顯著改善。乘藉中國政府解除對外商在國內投資零售業的限制，集團向母公司收購華潤萬家及蘇果餘下股權的交易已經在今年五月完成，讓我們能夠以統一中央管理提昇協同效益，並且加強與供應商的議價能力。同時，粉飾翻新現有大賣場舖面及不斷更新店舖模式，都有助我們進一步從芸芸競爭對手中脫穎而出，逐步建立我們的核心優勢。自大概兩年前決定終止經銷若干低利潤品牌後，集團品牌時尚產品經銷業務表現出色。我們將繼續採取審慎方針，著眼於投資回報，同時亦會加快擴展若干發展成熟的品牌。香港百貨店業務重新定位的策略亦取得顯著成果。

HALF YEAR RESULTS

The Group's unaudited consolidated turnover and profit attributable to the Company's shareholders for the six months ended 30 June 2005 amounted to approximately HK$25,255.6 million and HK$1,262.4 million respectively, representing an increase of 11.5% and 70.5% over that of last year. Earnings per share of the Group, on a weighted average basis, was HK$0.59 compared to HK$0.35 in 2004. Excluding the gain in property revaluation and its related deferred tax effects which are considered the major effects of changes in accounting policies, the Group's consolidated profit attributable to the Company's shareholders for the first half of 2005 was HK$936.5 million, 26.5% higher than that in the same period of 2004.

The encouraging performance was achieved amidst sustained economic recovery in Hong Kong, burgeoning growth of the Chinese Mainland consumer market and the Group's persistent efforts to enhance operational profitability.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK$0.13 per share for the six months ended 30 June 2005 (2004: HK$0.11 per share) payable on or about 26 October 2005 to shareholders whose names appear on the Register of Members of the Company on 3 October 2005.

PROSPECTS

Our results in the first half of 2005 reflect solid profitability improvement attributable to steady revenue growth, disciplined cost management, while investing for the future, and improved efficiency. The Group has an objective of becoming the largest consumer company in China with business focus on retail, brewery, food and textile. Non-core assets will continue to be restructured or divested in a manner consistent with our shareholders' interests. The disposal of CRE Building and our stake in Xuzhou VV Food & Beverage during the period best demonstrates our commitment to this exercise. Therefore, to a large extent, the results also indicate the progress and strength of our transformation to focus on consumer-related businesses.

There has been considerable improvement in our supermarket operation following the introduction of various measures to optimise and rationalize the business. Taking advantage of the removal of foreign investment restrictions in retailing, the acquisition of the residual stakes in CR Vanguard and Suguo from our parent company was completed in May this year. This enables us to further promote the synergies derived from centralized management and enhanced bargaining power over suppliers. Concurrently, renovation of existing hypermarkets and ongoing store format remodelling will further distinguish us from competitors and gradually build up our core competence. The Group's brand-fashion distribution business has also performed well following the decision to terminate distribution of certain low profitability brands about two years ago. We will continue to take a prudent approach with emphasis on investment return but the expansion of some well-established brands will accelerate. The repositioning of our department store business in Hong Kong has also proven to be successful.

過去十年間，本集團的啤酒業務持續迅速擴展，覆蓋地域範圍及市場佔有率均不斷提升。其中，我們的全國性品牌「SNOW」成為國內發展最迅速的全國性啤酒品牌之一，令我們倍感鼓舞。於整合市場及推廣品牌的同時，我們亦以提升盈利能力為目標，以推動日後發展。透過改善使用率、減低生產成本、有效的品牌策略及更妥善的經銷渠道管理去達成這個目標。我們將繼續鞏固在各地區的現有地位，以取得地區性優勢。本集團於去年收購位於江蘇、浙江及安徽省的釀酒廠，不單進一步增加生產能力，亦提高整合能力，從而加強競爭優勢。

Over the past ten years, our brewery operation has been rapidly building up geographical coverage and market share. During this process, we are particularly encouraged by the development of our national brand, SNOW, being one of the fastest growing national brands in the mainland. Whilst market consolidation and brand marketing will remain crucial, we are targeting profitability as driver for future growth. Higher utilization rate, lower production costs, more effective branding strategy and stronger distribution channel management are at the core of this objective. We will continue to strengthen our presence in the existing districts so as to attain regional dominance. The acquisition of breweries in Jiangsu, Zhejiang and Anhui provinces last year has further boosted our production capacity and enhanced our capabilities to integrate for competitiveness.

近期活畜爆發致命細菌感染事件，對香港鮮肉消耗量構成暫時性影響。然而，由於我們亦有經銷其他肉類產品，故紓緩了整體衝擊。長遠而言，發生此等事故後，預期內地將加強倡導食物安全的重要，並嚴謹監控活畜養殖及屠宰的衛生，從而改善我們內地肉類加工業務的前景。另外，以「五豐」品牌經銷冷凍食品、大米、包餃及基本雜貨等一般食品經銷業務在香港急速增長，成為食品加工及經銷業務的新動力。

The recent outbreak of the deadly bacterial diseases amongst livestock has temporarily affected fresh meat consumption in Hong Kong. However, as we also distribute other types of meat products, the overall impact has been mitigated. Over the long term, tighter control of hygiene in livestock farming and slaughtering following these incidents are expected to improve the prospects of our meat processing projects in the mainland as food safety will be further promulgated. On the other hand, general food distribution under the "Ng Fung" brand, including frozen food products, rice, dumplings and basic groceries, has been growing fast in Hong Kong and becoming a new driver for our food processing and distribution operation.

本集團一直審慎調配資源，以求於機遇與挑戰間取得平衡。二零零五年一月一日全球紡織品配額取消，即時刺激中國內地紡織品的出口。然而，美國及歐盟其後因擔心出現傾銷問題而實施保護性配額制度，為市場添加不明朗因素。面對新競爭環境，我們將藉技術改革去發展紡織業務。透過生產高檔紡織品，本集團的毛利率將獲提升，而承受棉花價格浮動的影響亦可以減低。同樣地，我們的石化產品經銷業務受惠於不斷上漲的油價。儘管油價仍將波動不定，我們透過投資內地管道燃氣項目取得穩定而且不斷增長的盈利，業務的收益基礎得以增強。

The Group has been deploying resources cautiously to balance opportunities and challenges. The removal of global textile quotas from 1 January 2005 has initially stimulated exports of textile products from the Chinese Mainland. However, subsequent imposition of protective quotas by the United States and European Union over concerns of dumping has created uncertainties in the market. Against the new competitive landscape, our textile operation will further develop through technology upgrade. By producing higher end textile products, our gross margin will be enhanced and our reliance on cotton prices be reduced. Similarly, our petroleum and chemical distribution business has benefited from the rising oil prices. Although oil prices would remain volatile, the operation's earnings base has been strengthened through investment in mainland piped gas projects which provide steady and growing income.

本集團隨着已經在各重點業務範疇建立領導的地位，將集中加強執行及推動內部增長，並同時於市場發掘其他具潛力的商機。中國內地經濟起飛，加上最近人民幣升值，利好本土消費市場，為集團在內地日漸擴張的業務締造秀麗前景。年輕一代漸漸視消費活動為一種娛樂及生活品味的重要本質，此趨勢為我們的啤酒及零售業務帶來難得的良機，去開拓發展優勢並建立增長平台。香港的消費將繼續受惠於逐漸改善的就業市場、發展蓬勃的旅遊業以及正面的整體經濟前景。總括來說，本集團朝著既定策略目標邁進了一大步，對年內餘下期間的前景亦抱樂觀態度。

With leading presence already established in our business domains, the Group will focus on execution and organic growth, whilst at the same time, exploring the marketplace for attractive business opportunities. The robust economy of the Chinese Mainland and the recent revaluation of the Renminbi bode well for the domestic consumer market, where the Group has increasing exposure. The younger generation is embracing consumer activities as a form of entertainment and an intrinsic part of their lifestyle. This presents a unique opportunity for our brewery and retail businesses to develop their niche and growth platform. In Hong Kong, consumer spending will continue to benefit from the improving employment market, flourishing inbound tourism and a generally positive economic outlook. In sum, we are making great progress towards our strategic goals and are optimistic about the prospects for the remainder of the year.

內部監控

本集團致力就達致業務目標及提高股東利益,建立一套奏效的內部監控制度。內部監控制度旨在維護股東投資、保障集團資產及確保財務報表並無重大虛假陳述而設的。董事局有責任透過審核委員會從整體業務層面維持充份內部監控制度和檢討制度的效能。審核委員會定期與高層管理人員、內部及外聘核數師舉行會議,於適當情況下就改善監控制度向董事局提呈建議。

本集團的內審部採取風險基準政策規劃其內部審核活動,以確保內部監控制度無論在本質上與及交易層面上都能夠切實執行。內審部亦會審察集團的營運效能及因循指定政策、程序及當地法律的遵從,以確保本集團所有業務單位均貫徹良好業務的方針。根據截至二零零五年六月三十日止六個月的評估,董事局經已審閱且滿意本集團內部監控制度。

投資者關係

投資者關係管理已成為公司資源運用的重要一環。我們深信,制定全面的投資者關係策略,是企業穩健發展的成功關鍵。本集團一向深明與投資者維持高透明度、公正及互動溝通的重要性。在二零零五年四月舉行的年度全球路演活動,為歐洲、美國、日本及新加坡等世界各地投資者提供了與集團高層管理人員接觸的絕佳良機。今年路演的着眼點放在啤酒業務上,參與投資者獲得有關本集團啤酒業務的詳盡最新資訊。於回顧期內,本集團與超過400名分析員及基金經理就討論本集團表現與發展計劃會面約150次。我們會繼續以和投資者維持良好溝通為未來目標。

社會責任

作為負責任的企業,本集團無論在香港或是中國內地都積極參與各項社區服務活動。香港公司員工對在一月舉行的百萬行籌款活動和在八月進行的慈善足球比賽反應踴躍,足證我們關懷社會的企業文化。中國內地業務單位亦各自發起不同社區服務活動,包括慈善籌款、捐血運動以至「市容整頓」活動等。另外,本集團亦致力不斷推動環保,所有業務單位均貫徹堅守環保原則。

致謝

本人謹代表董事局,向全體員工竭誠優秀的服務,以及股東對本集團的鼎力支持致以衷心謝意。

主席
宋林

香港,二零零五年九月八日

INTERNAL CONTROL

The Group is committed to the establishment of a sound internal control system for achieving its business objectives and enhancing shareholders' value. The internal control system is designed to safeguard shareholders' investments, protect the Group's assets and assure against material financial misstatements. The Board has overall responsibilities for maintaining an adequate system of internal controls and reviewing its effectiveness through the Audit Committee. The Audit Committee meets with the senior management, internal and external auditors on a regular basis and makes recommendations wherever appropriate to the Board for control enhancement.

The Group's internal audit department adopts a risk-based approach in planning its internal audit activities. It aims to ensure proper internal controls are in place, both at the entity level as well as the transaction level. It also examines the operation's efficiency and compliance with the prescribed policies, procedures and local laws to make sure good business practices are applied consistently for all business units within the Group. Based on the assessment for the six months ended 30 June 2005, the Board has reviewed and is satisfied with the effectiveness of Group's internal control system.

INVESTOR RELATIONS

Investor relations management has become a crucial aspect in utilizing corporate resources. We strongly believe that the outlining of a comprehensive investor relations strategy is the key to success for healthy corporate development. The Group has always acknowledged an imperative importance of maintaining a transparent, impartial and interactive communications with its investors. The annual global roadshow in April 2005 provided an excellent opportunity for senior management of the Group to meet with worldwide investors from Europe, US, Japan and Singapore. The emphasis this year was on our brewery division and investors were able to acquire in-depth and latest information of the Group's brewery business. During the period under review, we met with over 400 analysts and fund managers in about 150 meetings for discussion of the Group's performance and development plans. It is our target to continue our devotion in maintaining a well-versed communication with our investors in coming future.

SOCIAL RESPONSIBILITY

As a responsible corporation, the Group has been participating actively in various community service programs, both in Hong Kong and the Chinese Mainland. Enthusiastic responses for the walkathon in January and the soccer game in August clearly demonstrated a caring culture rooted in our Hong Kong office. Business units in the Chinese Mainland also initiated many community service activities, ranging from fund raising charity functions, blood donation drive and even a "Clean the City" campaign. Equally, the Group has endeavored continuous efforts in environmental protection. All business units highly observed the practice of environmental protection throughout our operations.

APPRECIATION

On behalf of the Board of Directors, I would like to express my heartfelt gratitude to a team of dedicated staff for their unfailing service and to our shareholders for their enduring support to the Group.

SONG LIN
Chairman

Hong Kong, 8 September 2005

管理層討論與分析
Management Discussion and Analysis

業務回顧

零售

本集團的零售業務主要由以下三類業務模式組成:(1)超級市場及物流;(2)在中國內地的品牌時尚產品經銷業務及(3)其他零售店業務。

二零零五年上半年,本集團零售業務錄得營業額及應佔溢利分別為港幣7,930,300,000元及港幣104,900,000元,較二零零四年同期分別增加15.4%及65.6%。

中國內地自年初起一直維持強勁增長步伐,居民整體生活水平尤其是經濟發達城市及週邊鄉鎮均有改善,帶動當地需求暢旺,推動零售業持續增長。隨着城市化進程加快,居民收入增加及生活節奏加快,中國主要城市每年對一站式零售購物模式的需求穩步增加。

於二零零五年第二季,中國內地貨品與服務的出口增長令人滿意,貿易活動頻繁,為香港經濟帶來持續增長勢頭。內地旅客人數不斷增加。本地消費情況方面,市場氣氛因就業率及平均家庭收入不斷改善而持續向好。隨著位於大嶼山的主題公園於二零零五年第三季開幕推行的連串購物推廣活動,定能進一步刺激香港零售業發展。

超級市場及物流

二零零五年上半年超級市場及物流業務的營業額為港幣6,927,300,000元,期內應佔溢利為港幣59,700,000元,較二零零四年同期分別增加17.5%及140.9%。

本集團現時透過三家附屬集團公司經營超市業務,包括華潤萬家有限公司、蘇果超市有限公司(「蘇果」)及華潤萬家(香港)有限公司。截至二零零五年上半年止,本集團在香港及中國內地經營合共約1,900間店舖,當中約44%是直接經營,其餘則為特許經營。店鋪業態大致分為大型超市、綜合超市、標準超市以及便利店。二零零五年上半年營業額來自不同區域,其中華東佔48.1%、華南佔30.1%、香港佔16.4%及華北佔5.4%。二零零五年上半年營業額增長主要來自新開店鋪的銷售。此外,源自供應商之款項,包括通道費收入和進貨返利收入增加28.2%,推動營運業績改善。回顧期間,未計利息、稅項、折舊及攤銷前綜合盈利(「EBITDA」)為港幣332,700,000元,較二零零四年同期改善33.6%。

REVIEW OF OPERATIONS

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

For the first half of 2005, the Group's retail operation reported a turnover of HK$7,930.3 million and attributable profit of HK$104.9 million, representing an increase of 15.4% and 65.6% over the same period of 2004.

While the pace of expansion has remained robust in the Chinese Mainland since the beginning of the year, favorable conditions for domestic spending with an overall improvement in the living standard, especially in the urban and sub-urban cities, resulted in strong domestic demand and sustainable growth in the retail industry. Fuelled by rising urbanization, increasing affluence and a quickening pace of living, organized one-stop retail sales in those major cities of China continued to enjoy a moderate annual growth.

Satisfactory growth in export of goods and services and strong trade flows with the Chinese Mainland in the second quarter of 2005 sustained the growth momentum for the Hong Kong economy. Continued rise in inbound tourists was recorded. On the local consumption front, market sentiment has been positive amid continued improvement in the employment rate and average household income. The retail industry in Hong Kong will be further boosted with the launch of a series of shopping promotional campaigns that run together with the opening of a theme park at the Lantau Island in the third quarter of 2005.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for the first half of 2005 was HK$6,927.3 million, attributable profit for the period amounted to HK$59.7 million, resulting in an increase of 17.5% and 140.9% respectively over the same period of 2004.

The Group currently operates its supermarket business through three groups of subsidiaries, namely, 華潤萬家有限公司 China Resources Vanguard Co. Ltd., 蘇果超市有限公司 Suguo Supermarket Co., Ltd ("Suguo") and China Resources Vanguard (Hong Kong) Company Limited. At the end of the first half of 2005, the Group operated a total of approximately 1,900 stores in Hong Kong and the Chinese Mainland, of which approximately 44% were self-operated while the rest were franchised stores. The main types of store formats are hypermarkets, superstores, supermarkets and convenience stores. Turnover for the first half of 2005 contributed by different regions were 48.1% from Eastern China, 30.1% from Southern China, 16.4% from Hong Kong and 5.4% from Northern China. The increase in turnover for the first half of 2005 was mainly attributable to the sales contributed by the newly opened stores. Moreover, the 28.2% increase in payments from suppliers, including incentives, store display and promotion income helped improve the operating result. During the period, consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") amounted to HK$332.7 million, representing an improvement of 33.6% over the same period of 2004.

本集團持續加強其核心實力，以提升其超市連鎖店的競爭優勢，並自去年起逐步結束處於長期虧損的店舖。為於競爭異常熾熱的經營環境內力爭上游，本集團不斷致力透過引入更多新鮮農產品，重新調整商品組合，另增加自有品牌商品的銷售比例，以更切合顧客喜好及本地氣候變化，同時有系統地分批翻新舖面、革新業態及改善店內陳列，大大提升公司品牌及整體盈利能力。

The Group works continuously on its core competence to foster the supermarket chain competitiveness and has been closing down loss-making stores since last year. To sustain and combat in a highly competitive operating environment, efforts were made to constantly adjust the merchandise mix by introducing more fresh produce, increasing the sales proportion of private label merchandise so as to better suit customer preferences, local weather patterns while systematically scheduled store facelift, store reformats, revamp of store displays greatly enhanced the corporate brand and the overall profitability.

華東地區業務於回顧期內的營業額錄得32.3%顯著增幅。期間純利也大幅上升，此乃主要來自蘇果的出色業績，其在南京地區佔有50%以上市場份額，蘇果整體錄得9.9%同店增長。然而，其在南京以外的超市業務面對劇烈競爭，因此於二零零五年上半年錄得相對低的同店銷售。

The Eastern China operation reported an overall growth in turnover for the half year under review by 32.3%. Net profit for the first half year also improved. This was mainly attributed by Suguo which performed well during the period, an overall 9.9% same store growth was recorded with over 50% market share in Nanjing. However, the Group's superstores and supermarkets outside Nanjing faced intensive competition and therefore experienced a decrease in same store growth for the first half of 2005.

於華南地區，本集團持續豐富商品組合及進行店舖革新的成效顯著。大型超市和綜合超市同店增長分別達2.1%和26.8%。二零零五年上半年之虧損淨額較二零零四年同期有所減少。透過有步驟的店面革新，現有超市的盈利能力預期會獲得改善。作為業務發展策略其中一環，本集團致力就*Olé*及便利店等新店舖模式進行業務推廣及概念設計，預期將吸引更廣泛組別追求優質產品的客戶群。最近，*Olé*於二零零五年四月在東莞開設分店，以測試有關策略推行，現仍有待取得佳績。

In Southern China, continuous enrichment in the merchandise mix and store reformat proved to be successful. Same store growth of hypermarkets and superstores reached 2.1% and 26.8% respectively. Net loss for the first half year of 2005 reduced as compared to the same period in 2004. However, profitability of those existing supermarkets was yet to improve through scheduled store facelift. As part of the business development strategies, efforts put in business promotions and conceptual design of new store formats, such as *Olé* and Convenience Stores, are expected to capture more diversified customer groups that go for quality life spending. The *Olé* store recently opened in Dongguan in April 2005 served as a test of the strategy implemented and was still in the process of tuning for optimal results.

華北地區業務營業額增加6.6%，此乃源自新開設店舖。然而，虧損淨額有所增加，主要由於部分位於大城市的現有店舖面對多家環球零售營辦商的劇烈競爭。預期投放新資源作市場規劃及採購新鮮農產品，將有助本集團加快擴充步伐及改善店舖盈利能力。

The Northern China operation reported a turnover increase of 6.6%, contributed by newly opened stores. Net loss was however worsen, which was mainly due to the fact that some existing stores in major cities faced head-on competition with global retail operators. Resources newly injected for market planning and procurement of fresh produce are expected to better position the Group in speeding up its pace of expansion and improving store profitability.

香港業務面對本地市場主要對手的激烈競爭。為取得更高利潤，本集團審慎考慮減價決定，不會盲目跟從其他同業所發起向客戶提供大量折扣貨品之割價戰。透過共同營辦新鮮食品攤，營業額於二零零五年上半年得以逐步回升。然而，所產生的額外經營成本、租金上漲及店舖轉型成本導致本期間錄得較低經營溢利。隨著本地個人消費開支出現實質增長，加上零售銷售增加令優質倉庫需求仍然殷切，香港業務將大大得益。

The Hong Kong operation faced tough competition with major local market players. To secure the margins, the Group cautiously tightened the concessions and did not follow straight the price wars initiated by the other operators that presented a wide variety of sales discount offered to customers. Through jointly-operated fresh food stalls, the turnover managed to edge up in the first half of 2005. However, additional running costs incurred, rental increases and store conversion costs resulted in a lower operating profit for the current period. With the solid revival of local private consumption expenditure and sustained retail sales growth that drove the demand for quality warehouse space, the Hong Kong operation will be benefited.

繼中國零售業於二零零四年十二月全面開放予外商投資者後，對所有現有業內公司而言，源自外商及整體競爭隨即加劇，經營環境日益艱困。於實施增加股權的策略後，華潤萬家現成為本集團全資附屬公司，而蘇果則為本集團擁有85%權益的附屬公司，有助集中管理、節省行政成本、進一步融匯不同店舖模式，以及加強本集團於超市及物流業的地位。此外，覆蓋範圍擴大及相關成本效益將令本集團藉各大地區集中採購、精簡經銷網絡及不同店舖模式的協同效益而大受裨益。

Following China's full opening of the retail sector to foreign investors in December 2004, foreign and overall competition sharpens and the operating environment is getting tougher for all existing players. The strategic move of increase in the sector equity stakes such that CR Vanguard now becomes a wholly owned subsidiary of the Group and Suguo is 85% owned, helped to centralize management functions, drive down administrative costs, further develop an integrated mix of different store formats and strengthen the Group's positioning in its supermarket and logistics operation. Moreover, the expanded geographical spread and the associated cost benefits will allow the Group to substantially benefit from centralized procurement by major districts, streamlined distribution network and synergies among different store formats.

為配合目前市場趨勢，本集團將透過開設新店舖及進佔二級城市來集中發展大型超市和綜合超市，以及於更多已成熟的城市開設便利店；而發展較為成熟的超市，則需要進一步發掘優勢，以爭取更優越地位。

Aligned with the current market trend, the Group will focus on the development of hypermarkets and superstores through new store openings and move into the second tier cities, convenience stores in more developed cities whereas supermarkets, a relatively mature format, need to carve out a better niche.

品牌時尚產品經銷

二零零五年上半年品牌時尚產品經銷業務的營業額為港幣646,100,000元，較二零零四年同期增長25.8%。應佔溢利為港幣18,900,000元，較二零零四年上半年增加34.1%。

Brand-fashion distribution

Turnover of the brand-fashion distribution segment for the first half of 2005 was HK$646.1 million, an increase of 25.8% over the same period in 2004. Attributable profit amounted to HK$18.9 million, an increase of 34.1% over the first half of 2004.

於二零零五年六月底，本集團在中國內地指定城市透過約770間自營及特許經營店，經銷9個國際知名服裝品牌。

As at the end of June 2005, the Group distributed 9 international brands through approximately 770 self-operated and franchised stores in designated cities throughout the Chinese Mainland.

透過於二零零五年上半年新開設的25家自營店及59家特許經營店，「Esprit」錄得30.4%營業額增長。該品牌自營店同店增長達11.9%，其邊際利潤保持穩定。品牌盈利於本年上半年度增加19.9%。

With the opening of 25 self-operated and 59 franchised stores in the first half of 2005, a 30.4% turnover growth of the "Esprit" brand was recorded. Self-operated stores achieved a same store growth of 11.9% with steady gross margin. The brand profitability recorded a 19.9% increase in the current half year.

本集團將持續加強其經銷網絡、改善經營成本效益及增強其品牌組合的整體盈利能力，以抓緊中國內地消費市場急速增長所產生的龐大商機。

The Group will continue to strengthen its distribution network, improve operating cost efficiency and the overall profitability of its brand portfolio to capitalize on the business opportunities that arise within the fast growing consumer market in the Chinese Mainland.

其他零售店

二零零五年上半年其他零售店業務營業額為港幣356,900,000元，較二零零四年同期下跌23.5%。上半年應佔溢利為港幣26,300,000元，較二零零四年同期增長7.4%。

Other Retail Stores

Turnover of the other retail stores segment for the first half of 2005 was HK$356.9 million, representing a decrease of 23.5% from the same period in 2004. Attributable profit for the half year was HK$26.3 million, representing an increase of 7.4% over the same period in 2004.

於二零零五年六月底，本集團在香港經營的連鎖零售店包括5間中藝及約30間華潤堂。

As at the end of June 2005, the Group's chain of retail stores in Hong Kong consisted of 5 Chinese Arts & Crafts Stores 中藝 and about 30 CR Care Stores 華潤堂.

營業額整體下降主要由於分別位於軒尼詩道及黃埔的店鋪相繼於二零零四年五月及二零零五年四月結業所致。整體溢利有所改善，主要歸因於中藝業務透過持續豐富產品組合、發展及推廣自有品牌「天工閣」、開創商機以及銷售組合管理而錄得較高利潤。二零零五年上半年度錄得同店增長4.4%，溢利亦大幅增加47.4%。

隨著香港市民的保健意識逐漸提高，保健食品及中藥業務的競爭近年漸趨激烈，華潤堂不斷開發自有品牌及豐富產品組合，並促進與供應商的關係，從而獨家引入多項超值產品，種種因素令二零零五年上半年的溢利有較大的改善。預期隨著內部開發品牌逐漸獲市場認同，加上收緊銷售折扣，整體經營業績亦將見進一步改善。

憑藉本地私人消費開支顯著復甦及訪港旅客人數日增，零售市場的銷售增長仍有空間。

飲品

二零零五年上半年飲品業務錄得營業額及應佔溢利分別為港幣3,204,300,000元及港幣59,900,000元，較二零零四年同期增長39.4%及13.9%。

啤酒銷量增長30.1%至約1,871,000千升。華中和華東地區之炎熱天氣提早，令該地區啤酒銷量大幅增加，大大提升本年度第二季之當地啤酒銷售。於二零零五年上半年，現有啤酒廠的整體銷量內涵增長12.7%，尤以四川、哈爾濱、湖北及安徽的銷量增長最為顯著。此乃歸功於不斷拓展新市場及增加市場份額。然而，儘管二零零五年上半年的銷量增加，少數地區面對當地其他品牌異常激烈競爭，以致平均售價下調，因而影響該等地區之盈利。

於回顧期間，原材料成本增加約10%。包裝原料及能源供應成本偏高亦為生產成本增加之主要原因。然而，有賴二零零五年上半年產品組合不斷提升，平均淨售價增加7.3%，使整體的每千升毛利仍可維持。

Overall decline in turnover was primarily due to the successive closure of CRC Department Stores on Hennessy Road in May 2004 and at Whampoa in April 2005. Improvement in the overall profitability was mainly attributable to the higher margin attained by the Chinese Arts & Crafts Stores 中藝 operations, through ongoing product mix enrichment, development of the private label "天工閣", brand promotion, niche creation and sales mix management. A same store growth of 4.4% and a significant increase of 47.4% in profitability for the first half of 2005 was reported.

With a growing health awareness amongst the general public in Hong Kong, competition in health food and Chinese medicine businesses intensified in the recent years. CR Care Stores 華潤堂's continual efforts in developing its own brands, enriching product portfolio, promoting suppliers' relationship that facilitated exclusive dealings of value-for-money products collectively improved the profitability in the first half of 2005. It is anticipated that with the gradual market recognition of the self-developed brands and tightening of sales discounts, the overall operating results will be further improved.

With a sound recovery of local private consumption expenditure and the rising number of visiting tourists in Hong Kong, prospects of growth in retail sales are encouraging.

Beverage

The beverage division reported a turnover of HK$3,204.3 million for the first half of 2005, representing an increase of 39.4% over the same period in 2004. Attributable profit was HK$59.9 million, an increase of 13.9% over the same period of 2004.

Sales volume of beer grew by 30.1% to approximately 1,871,000 kilolitres. The early hot weather particularly experienced in Central and Eastern China greatly raised the local beer consumption volume during the second quarter of the year which largely increased beer sales in the area. Overall organic growth of sales volume from existing breweries was 12.7% for the first half of 2005, with notable volume growth in Sichuan, Harbin, Hubei and Anhui. This was achieved through new market entries and increase in market share. However, in a few regions, despite the fact that a sales volume growth was recorded in the first half of 2005, average price deflation was experienced due to keen competitive behavior of other local brands which eventually affected the bottom line of these areas.

For the period under review, raw material costs rose by approximately 10%. Increased costs for packaging materials and power supply were also major production cost drivers. However, with a net average price rise of 7.3% through continued leverage to better product mix in the first half year of 2005, the overall gross profit margin per kilolitre could still be sustained.

新購入兩家啤酒廠的溢利水準在預期之內，二零零五年七月份業績更令人鼓舞，預期本年下半年業績將會顯著改善。江蘇啤酒廠將會大力推廣「SNOW」以及其原有的高檔品牌，以爭取盡量擴大區域市場份額。預計該啤酒廠二零零五年全年業績會接近收支平衡。就浙江啤酒廠而言，因銷量較去年增加17.1%，二零零五年七月份盈利能力較去年同期上升，因此其虧損淨額於年底將會明顯減少。透過整合現有分銷網絡、改善營運效率及提高品牌滲透率，本集團預期將會對成本及市場推廣產生重大協同效益，以提升整體收益及經營利潤。

The profitability of two major newly acquired breweries was within expectation, but encouraging improvements in July 2005 indicated better operating results for the second half of 2005. For the Jiangsu brewery, "SNOW" will be actively promoted together with its own premium local brand to maximize regional market share. The brewery could be close to breakeven for the year 2005. For the Zhejiang brewery, profitability of July 2005 is improving with a 17.1% year-on-year increase in sales volume. Its net loss will be substantially reduced by the end of the year. Through better rationalization with existing distribution network, improved operational efficiency and deepened brand penetration, the Group expects substantial cost and marketing synergies for enhancement in the overall revenue level and operating margins.

本集團全國性品牌「SNOW」(包括Shenyang啤酒)的市場策略亦見成果，回顧期內銷量大大提高40.1%至約706,000千升，而二零零四年上半年則約504,000千升。

Marketing strategies of our national brand "SNOW", including Shenyang beer, also delivered satisfactory results. The sales volume for the period under review increased by 40.1%, to approximately 706,000 kilolitres, compared to about 504,000 kilolitres in the first half of 2004.

策略收購啤酒廠繼續鞏固本集團於華中和華東之市場地位，並透過市場推廣、採購與物流各方面之協同效益加強「SNOW」的全國經銷網絡。本集團近期收購安徽省西北部最大啤酒廠阜陽市雪地啤酒有限公司的資產，可進一步將其市場據點由該省中部擴展至西北部。

Strategic acquisition of breweries continues to consolidate the Group's market presence in Eastern and Central China and strengthen the national distribution network of "SNOW" through prospective synergies in marketing, procurement and logistics. The recent asset acquisition of 阜陽市雪地啤酒有限公司 Fuyang City Snowland Brewery Co., Ltd., the largest brewery in the north-western region of Anhui Province, will further extend its market presence from the central to the north-west of the Province.

截至二零零五年六月底，本集團經營超過30家啤酒廠。本集團在東莞的啤酒項目正在按計劃建設中，其第一期150,000千升生產設備預計於二零零六年年初開始進行試驗投產。

By the end of June 2005, the Group will be operating over 30 breweries. The development of our Dongguan brewery is progressing on schedule. Trial commissioning of its Phase 1 production facilities of 150,000 kilolitres will start by the beginning of 2006.

隨著國內收入水準迅速飆升及特別是較年青一代傾向崇尚西式日用產品，啤酒需求預期將有所增加，進一步帶動飲品業務增長。除收購外，本集團將繼續致力注重營運的高效率、品牌忠誠度及知名度，並整頓中國內地經銷網絡及擴大市場覆蓋範圍。

Beer consumption is expected to rise with the boosting income levels in China and the propensity to consume westernized everyday products, in particular for the younger generation. This will induce further business growth of the beverage division. Apart from acquisition, the Group will continue to strive on operational excellence, brand allegiance and recognition, together with rational distribution network and extensive market coverage in the Chinese Mainland.

食品加工及經銷

二零零五年上半年的營業額及應佔溢利分別為港幣2,836,200,000元及港幣246,800,000元，較二零零四年同期分別增長5.3%及26.2%。

Food Processing and Distribution

Turnover and attributable profit for the first half of 2005 amounted to HK$2,836.2 million and HK$246.8 million respectively, representing an increase of 5.3% and 26.2% over the same period of 2004.

配合本集團出售非核心資產，以集中發展其零售帶動分銷的策略，本業務已將其全資附屬公司五豐食品(中國)有限公司全部已發行股本出售。該公司持有A股上市聯營公司徐州維維食品飲料股份有限公司25.09%股權。因此，本年度上半年確認港幣59,400,000元收益。

In line with the Group's divestment strategy regarding non-core assets so as to focus on its retail-led distribution businesses, the division disposed of the entire issued share capital of its wholly-owned subsidiary, Giant Harvest Limited, which holds a 25.09% stake in the A-share listed associated company, 徐州維維食品飲料股份有限公司 Xuzhou VV Food & Beverage Co., Ltd. As a result, a gain of HK$59.4 million was recognized during the first half of the year.

食品經銷業務的溢利錄得理想增長。鑑於香港消費者對食品安全及品質的關注日增，本業務繼續致力推廣「五豐」品牌優質鮮肉的成績令人鼓舞。透過與供應商的有效磋商，確保本業務可獲穩定活畜供應香港市場。二零零五年上半年的毛利率得以維持。此外，凍肉及急凍食品業務持續致力豐富產品組合，加上建基於經擴闊的客戶基礎上擴大銷售網絡，均令溢利貢獻有所改善。

Foodstuff distribution operation reported a satisfactory growth in profitability. In view of the consumers' increasing concerns over food safety and quality in Hong Kong, the operation continues its considerable efforts in promoting the "Ng Fung" brand of high quality fresh meat with promising results. Stable supply of livestock to Hong Kong is ensured through effective negotiations with suppliers. Gross margin was maintained for the first half of 2005. In addition, continuous efforts in enriching product mix together with expanding sales network with a broadened customer base for frozen meat and frozen food business also contributed to the improvement in profitability.

然而，燃料價格屢創新高以及競爭激烈導致遠洋捕撈及水產品加工業務的平均售價下降，該業務整體邊際毛利因而受到負面影響，以致溢利貢獻有所減少。本業務推行定期油價通報制度、捕撈船隊燃料耗用報告以及有關成本減省措施的員工培訓，以密切監察及減輕油價上升產生的生產成本上漲情況及其影響。在現行油價不斷上漲下，預期下半年營商環境仍然困難。儘管如此，本集團將繼續努力不懈，開闢更多優質魚場、提高船隊捕撈能力、改善銷售網絡及銷售更多高檔魚類與水產品，可望長遠改善盈利能力。

The overall gross profit margin of marine fishing and aquatic products processing operation was, however, adversely affected by the record high fuel prices and decrease in average selling prices due to keen competition, resulting in a lower profit contribution. Regular on-site fuel costs reporting, fishing fleet fuel utilization reporting and staff training on cost saving measures were implemented to monitor closely the increasing production cost and to mitigate the impacts caused by rising oil prices. Operating environment is expected to be difficult in the second half of the year under the prevailing oil price surge. However, the Group will continue its ongoing efforts in exploring more high quality fishing grounds, enhancing catching capability of the fishing fleet, improving sales network and selling more high-end fishes as well as aquatic products, which will altogether help improve profitability in the long run.

於二零零四年七月收購的深圳業務於回顧期內錄得穩定溢利貢獻。在有效結合本集團超市業務之廣闊分銷網絡，和於活豬飼養、屠宰及鮮肉生產方面的競爭優勢，可以發揮業務協同的低成本效益。此舉有助本集團進一步快速擴闊其以零售帶動分銷的業務。此外，上海肉類加工中心的興建正如期進行。落成時，本集團活豬屠宰及肉類產品生產力將得以提升，且加強其於中國內地的品牌食品經銷。

The Shenzhen operation, acquired in July 2004, reported steady profit contribution for the period under review. To better integrate with the wide-scoping distribution network of the Group's supermarket division, its competitive edge on pig sourcing, slaughtering and fresh meat production definitely provides excellent commercial leverage at low cost. This enables the Group to further expand its retail-led business at a faster pace. On the other hand, the construction of a meat processing centre in Shanghai is progressing as planned. Upon completion, the Group's pig slaughtering and meat product production capacity will be enhanced and distribution of branded food in the Chinese Mainland will be strengthened.

鑑於中國內地家庭收入及生活水準普遍改善，消費者對食物安全、質素及營養的關注日增，當地市場的品牌食品經銷蘊含強大的增長潛力。預期中國市場品牌鮮豬肉於可見將來的需求定將急速增長，故本集團計劃就於國內經銷品牌食品與其超市業務及若干其他國際著名零售連鎖店營運商建立更緊密業務聯繫。

In light of the consumers' increasing concerns over food safety, quality and nutrition in the Chinese Mainland, driven by a general improvement in household income and living standard, substantial growth potential for distribution of branded food in the local market emerged. With high expectation of rapid growth in branded fresh pork consumption in the China market in the foreseeable future, the Group plans to develop closer business links with our supermarket division as well as some other internationally-recognized retail chain operators for branded food distribution throughout China.

紡織

二零零五年上半年紡織業務的營業額為港幣2,058,600,000元，較二零零四年同期增長21.0%。期內應佔溢利為港幣55,700,000元，較二零零四年上半年增加32.2%。

Textile

Turnover of the textile division for the first half of 2005 was HK$2,058.6 million, representing an increase of 21.0% over the same period of 2004. Attributable profit for the period amounted to HK$55.7 million, representing an increase of 32.2% from the first half of 2004.

紡織業務營業額增長主要由於二零零四年最後一季收購陝西省兩間具規模的紡織廠權益,以及兩家於二零零四年上半年搬遷至新經濟開發區之主要紡織廠現已全面投產。全球紡織品出口配額自二零零五年一月一日取消後,全球市場需求飆升,中國紡織產品及成衣於二零零五年上半年分別錄得23.0%及19.3%出口增長,紡織業務因而受惠,本年度上半年之業績已見好轉。於回顧期間,紗線、布料及成衣分別錄得36.1%、37.4%及24.7%之強勁銷售量增長。儘管銷售價格受到整體下調壓力,但更佳的以客戶為重點的銷售管理提高總收益水平,為本集團增添更多新客戶並提升現有客戶之交易量。

The growth in turnover of the operation was mainly due to the acquisition of interests in two sizable textile companies in Shaanxi Province during the last quarter of 2004 and the two major factories relocated to the new economic development zones during the first half of 2004 were now in full operation. With the upsurge in world market demand upon the expiry of the global textile quotas effective 1 January 2005, China's textile products and garments recorded a respective 23.0% and 19.3% export growth in the first half of 2005. This benefited the textile division and helped its turnaround in the first half of the current year. A strong growth in sales volume of 36.1% in yarns, 37.4% in fabric and 24.7% in garments was recorded for the period under review. Despite the general downward pressure on prices, better customer focused sales management boosted the total revenue level with an expanded customer base and business volume growth of existing customers.

由於二零零四年最後一季結轉的高價棉花庫存於期內大量耗用及其相關成品陸續售出,第二季整體邊際利潤較二零零五年第一季上升3.2個百分點。然而,因受產量增加帶動直接勞工成本增加、技術提升而引入新一批機器已全面投產以致折舊費用上升,以及水電收費上調等因素的影響,二零零五年上半年度紡織業務經營溢利增長有所減少。

The residual high cost cotton inventory brought forward from the last quarter of 2004 was substantially consumed with production and products sold during the period. The overall gross profit margin for the second quarter improved by 3.2% points over the first quarter of 2005. The encouraging operating profit growth of the textile division was however tempered by higher direct labor costs incurred with increase in the production volume, greater depreciation charge as the new batch of machinery from technology upgrade was fully put to use and the general rate rise in utility costs during the first half of 2005.

有鑑於中國與美國/歐盟的貿易爭議與保護措施令紡織業現時蒙受不明朗因素影響,加上二零零五年度若干紡織類別之配額快將耗盡,出口銷售的經營環境預期於二零零五年下半年將面對重重挑戰。預期本地對優質紡織品及成衣產品之需求將隨著個人收入水平增加而強勁增長。因此,本集團可透過經營效益的提升、更理想之市場定位及就銷售組合引進更多高檔品牌產品,從而抓緊本地及出口市場的商機。此舉將可改善整體邊際利潤及於業內整頓期中作好準備。

Uncertainties that currently plague the textile industry as the trade disputes and safeguard measures continue between China and the United States/ European Union, the fact that quotas for some textile categories are rapidly approaching their full utilization for the year 2005, the operating environment for export sales is anticipated to be challenging in the second half of 2005. Domestic demand for quality textile and garment products that comes with rising individual income levels is expected to grow strongly. Hence, there are business opportunities in both the domestic and export markets to be capitalized by the Group with its enhanced operating efficiency, better market positioning and more high-end branded products in sales mix. This will lead to an improvement in the overall profit margin and well equip itself in the process of the industry consolidation.

物業

物業業務包括零售店舖、辦公室和工業單位的收租物業,於二零零五年首六個月錄得營業額及應佔溢利分別為港幣147,000,000元及港幣429,200,000元,較二零零四年同期分別減少6.3%及增加158.6%。

Property

The property division, which comprises the rental property segments of retail, office and industrial premises, reported a turnover and attributable profit for the first six months of 2005 of HK$147.0 million and HK$429.2 million respectively, representing a corresponding decrease of 6.3% and an increase of 158.6% over the same period in 2004.

剔除對租賃物業組合於二零零五年六月三十日之估值所產生的稅後盈餘約港幣300,000,000元(二零零四年:不適用),以及早前由華潤百貨佔用之灣仔軒尼詩道零售物業用途自二零零四年六月起改變,導致遞延稅項貸項增加,本業務二零零五年上半年應佔溢利與二零零四年同期基本持平。

Excluding a net-of-tax valuation surplus of approximately HK$0.3 billion in respect of the rental properties portfolio as at 30 June 2005 (2004: Not applicable) and an increase in deferred tax credit due to the change in use of the retail property on Hennessy Road, Wanchai, previously occupied by a CRC Department Store 華潤百貨 since June 2004, attributable profit of the division for the first half of 2005 remained at relatively the same level as that of 2004.

於二零零五年上半年，本地消費及到訪旅客日增的支持下，本地零售物業市場仍有上揚空間。在零售銷售額增加帶動下，優質零售物業的需求增加，因而推高租金水平。

During the first half of 2005, local retail property market remained buoyant on the back of increased local consumption and tourist arrivals. Driven by the increase in retail sales, prime retail properties were in demand which in turn drove up rental levels.

由於灣仔軒尼詩道及尖沙咀新港中心零售物業於裝修期間暫停出租，源自租賃物業組合的收入較二零零四年同期輕微減少。除此因素，二零零五年上半年租賃物業（灣仔軒尼詩道零售物業除外）的出租率維持與去年相若水平，期內續租時的租金普遍上調。

Income from rental properties portfolio was slightly lower than in the same period of 2004 mainly due to the temporary suspension for letting regarding the retail properties on Hennessy Road, Wanchai and Silvercord Centre, Tsim Sha Tsui during the renovation. Apart from that, occupancy rates of the rental properties (excluding the retail properties on Hennessy Road, Wanchai) remained relatively comparable to that of last year with a general rent rise upon tenancy renewal during the first half of 2005.

灣仔軒尼詩道零售物業的翻新工程預期大部分將於本年度下半年完工。該匯集零售及美食的多層綜合大廈預期於竣工時將可明顯改善盈利潛力。

Renovation work of the retail property on Hennessy Road, Wanchai is expected to be substantially completed in the second half of the year. The multi-storey retail and gourmet complex is expected to bring a marked improvement in the earning potential upon completion.

為配合本集團以零售物業為主的策略，本集團繼續出售非零售物業。本業務於二零零五年上半年出售若干位於尖沙咀及銅鑼灣的辦公室及住宅物業。此外，本集團亦於二零零五年四月簽訂臨時協議，出售位於灣仔的辦公室物業－華創大廈。

With the Group's focus now on retail properties, divestment in non-retail properties is the way going forward. Certain office and residential properties at Tsim Sha Tsui and Causeway Bay were disposed during the first half of 2005. In addition, a preliminary agreement was also signed in April 2005 for the sale of CRE Building, an office property at Wanchai.

有鑑於本集團透過裝修及重新設計位於旺角及荃灣的零售物業，以更能迎合潮流，成功地提升收益及顧客人流的往績，位於江門市的購物商場將採用類似模式發展，改建工程現處於初步階段。

With the success of enhancing revenue and flow of shoppers through renovation and re-modeling of the retail properties at Mongkok and Tsuen Wan, similar mall format is adopted by a mall in Jiangmen which is currently at its initial stage of development.

本集團將繼續減持工業及辦公室類別的非核心投資物業，並將專注零售投資物業，以重新調配資源用於發掘中國內地零售業務之投資機會。

The Group is continuing its divesture assessment on non-core investment assets in the industrial and office sectors so as to focus on retail property investment and to re-channel the resources to explore the investment opportunities in retail sector in the Chinese Mainland.

石油及化學品經銷

二零零五年上半年之營業額及應佔溢利分別為港幣9,188,000,000元及港幣302,000,000元，較二零零四年同期分別增長2.1%及113.3%。

Petroleum and Chemical Distribution

Turnover and attributable profit for the first half of 2005 amounted to HK$9,188.0 million and HK$302.0 million respectively, representing an increase of 2.1% and 113.3% over the corresponding period in 2004.

剔除出售本集團於青島齊潤石油化工有限公司餘下10.5%股本權益投資之收益港幣84,200,000元，回顧期內的應佔溢利較二零零四年實際增長53.8%。二零零五年第二季石油及油站業務表現有所改善，保證本業務錄得盈利增長。蘇州管道燃氣業務和新收購的成都城市燃氣有限責任公司36%股權的理想溢利貢獻，均帶動二零零五年上半年的盈利較去年有所增加。

Excluding a gain of HK$84.2 million from the disposal of the remaining 10.5% equity interest in Qingdao Qirun Petrochemical Co., Ltd., an investment of the Group, attributable profit for the period under review increased by 53.8% over that of 2004. Improved performance of petroleum operation and filling station operation for the second quarter of 2005 assured the growth in profitability of the division. The encouraging profit contributions from piped gas operations in Suzhou as well as the newly acquired 36% stake in Chengdu City Gas Co., Ltd. also added to the increase in profitability for the first half of 2005 as compared to that of last year.

除四月底至五月間曾輕微下調外，國際原油價格普遍持續升勢，於二零零五年上半年更錄得新高。於回顧期內，國際原油價格平均每桶為51.6美元，相對一年前則為36.7美元。因此，石油及化工品價格仍然高企，超逾二零零四年達前所未有的高水平。儘管回顧期內經營環境充滿挑戰，與二零零四年同期相比，整體毛利率仍錄得逾0.8個百分點之可觀增長。

Apart from the slight downward adjustments occurred during late April to May, international crude oil prices generally followed an upward trend and soared to record high levels during the first half of 2005. The international crude oil prices averaged US$51.6 a barrel during the period under review, compared to US$36.7 a year ago. Consequently, the petroleum and chemical product prices remained at unprecedented high levels as compared to 2004. Despite the challenging operating environment during the period under review, overall gross margin achieved a considerable growth of above 0.8% points over the same period in 2004.

石油業務自全球主要石油供應商採購成品油，再銷售給批發商及終端零售客戶。面對回顧期內油價波動之嚴峻考驗，石油業務的盈利仍能顯著改善，特別是以航空煤油經銷方面。此乃由於本集團審慎控制存貨及採取有效對沖措施，以減輕油價波動對業務的影響。

The petroleum operation of the division trades refined oil purchased from the world's major oil suppliers to wholesale agents and retail end-customers. Amid challenging oil price fluctuations during the period under review, the petroleum operation has shown good improvement in profitability, in particular from the distribution of aviation fuel. This was achieved through prudent inventory control and effective hedging measures to mitigate volatile oil prices to the business.

石油及燃氣業務透過位於香港的19個氣油及石油氣加油站以及位於中國內地的22個汽油加油站經銷成品油及石油氣產品。於香港及中國內地的油站業務均錄得顯著盈利增長。於香港，石油氣的銷售額及毛利分別增加23.6%及86.6%，主要由於本集團油站內石油氣售價具競爭優勢，加上根據現行與香港政府之管制定價安排下的參考零售價較為理想所致。於中國內地，油站業務銷售量因華南地區的成品油，特別是柴油的供應普遍緊張而減少16.7%。

The petroleum and gas operation distributes refined oil and LPG products through 19 petrol and LPG stations in Hong Kong and 22 petrol stations in the Chinese Mainland. Filling station operations in Hong Kong and the Chinese Mainland both reported notable improvements in profitability. In Hong Kong, sales volume and gross profit of LPG sales increased by 23.6% and 86.6% respectively, mainly attributable to competitive pricing of LPG sales at the Group's filling stations as well as the more favorable reference retail prices under the prevailing regulated pricing arrangement with the Hong Kong Government. In the Chinese Mainland, sales volume of filling station operation reduced by 16.7% due to the general tight supply of refined oil especially diesel in the Southern Chinese Mainland.

蘇州之管道燃氣業務於二零零五年上半年帶來理想溢利貢獻，較去年大幅增加100.8%，足證其發展前景樂觀。蘇州之管道天然氣網絡營運包括興建主幹線及分支網絡、為家居接駁天然氣管道，以及向工商用戶供應管道燃氣。隨著成功收購成都城市燃氣有限責任公司36%股權，並於二零零五年三月開始貢獻溢利，本集團已於華東及西部地區建立兩大戰略區域，有利於本集團強勢的長遠發展。於二零零五年四月，本集團與無錫市政府合組合營公司無錫華潤燃氣有限公司，雙方各自佔股50%，以進一步投入管道燃氣業務。

The piped gas operation in Suzhou proved to be promising with satisfactory profit contribution, which substantially increased by 100.8% in the first half of 2005 over last year. The operation in the piped natural gas network in Suzhou includes the construction of the main trunk and sub-branch networks, the connection of natural gas pipelines to individual households, and the supply of piped gas to industrial and commercial users. With the successful acquisition of 36% stake in Chengdu City Gas Co., Ltd. that started contributing profits since March 2005, the Group has established two strategic arms in the Eastern and Western regions of the Chinese Mainland, favorably positioned the Group for stronger growth potential in the long run. In April 2005, the Group also paired up with the Wuxi Municipal Government to start a 50-50% joint venture in Wuxi China Resources Gas Co. Ltd. (無錫華潤燃氣有限公司) for further pursuance in the piped gas business.

化工品業務專門負責石油化工產品的市場推廣及經銷，於本年度上半年錄得穩健溢利增長。本集團致力推行銷售組合管理的方針已見成效，業務的毛利持續錄得增長。

The chemical operation, which specializes in marketing and distribution of petrochemical products, reported steady growth in profitability during the first half of the year. Continuous efforts in sales mix management has proved to be effective in upholding comparable growth in gross profit of the operation.

憑藉於蘇州及成都管道燃氣投資方面累積的經驗，本集團將審慎物色於中國內地市場管道燃氣業擴充業務之機遇。本集團預期，油價於短期內仍將波動不定，故將繼續採取審慎措施，減輕油價上漲對其業務表現的影響。

投資及其他業務

本業務於二零零五年上半年的應佔溢利為港幣168,200,000元（二零零四年上半年：港幣178,400,000元）。

貨櫃碼頭

本集團擁有 HIT Investments Limited和 Hutchison Ports Yantian Investments Limited 的10%權益。於回顧年度上半年，香港及鹽田深水港業務的溢利表現維持穩定。

資金及融資

本集團對剩餘資金進行良好的資金管理，務求盡量集中資金應付內部需求，同時增加流動資金及收益率。於二零零五年六月三十日，本集團的綜合現金及現金等值達港幣5,819,800,000元。本集團於二零零五年六月三十日的借貸為港幣9,702,900,000元，其中港幣4,981,500,000元須於一年內償還，港幣4,665,100,000元須於一年後但五年內償還，以及港幣56,300,000元則須於五年後償還。於二零零五年六月三十日，本集團已全數動用借貸備用額。除於二零零六年五月到期的230,000,000 美元可換股擔保債券外，所有借貸均以浮動息率計算。

以本集團借貸淨額比對股東資金及少數股東權益計算的負債比率約17.9%（二零零四年十二月三十一日：25.0%）。

本集團的主要資產、負債、收益及付款均以美元、港元及人民幣結算。於二零零五年六月三十日，本集團的現金存款餘額中29.5%、33.4%及34.6%分別以美元、人民幣及港幣持有。本集團借貸中35.6%及24.7%分別以美元及人民幣結算，其餘下的39.7%則以港幣為單位。此外，為減低匯兑及利率波動的風險，本集團已訂立若干遠期合約及利率調期合約，以對沖部分借貸風險。

二零零五年七月份人民幣匯率調整產生即時的資產增值，其增值金額及產生之匯兑收益分別約佔本集團於二零零五年六月三十日淨資產和本集團股東應佔利潤的0.8%和1.1%，此對本集團的業務影響輕微。

With the experience in the Suzhou and Chengdu piped gas investments, the Group will prudently look for business expansion in piped gas industry in the Chinese Mainland market. The Group anticipates fluctuation of the oil prices to continue in near term and will continue to take prudent measures to mitigate the effects to its business performance.

Investments and Others

Attributable profit for first half of 2005 amounted to HK$168.2 million. (First half of 2004: HK$178.4 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the half year under review.

CAPITAL AND FUNDING

To maximize surplus cash for internal funding while enhancing liquidity and yield, the Group operates under a well-managed treasury function. As at 30 June 2005, the Group's consolidated cash and cash equivalents amounted to HK$5,819.8 million. The Group's borrowings as at 30 June 2005 were HK$9,702.9 million with HK$4,981.5 million repayable within 1 year, HK$4,665.1 million repayable after 1 year but within 5 years and HK$56.3 million repayable after 5 years. Committed borrowing facilities available to the Group were fully utilized as at 30 June 2005. Except for the US$230 million convertible guaranteed bonds, due for maturity in May 2006, all the borrowings were subject to floating rates.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 17.9% (31 December 2004: 25.0%).

The Group's principal assets, liabilities, revenue and payments are denominated in US dollars, Hong Kong dollars and Renminbi. As at 30 June 2005, 29.5% of the Group's cash deposit balances was held in US dollars, 33.4% in Renminbi and 34.6% in Hong Kong dollars; whereas 35.6% of the Group's borrowings was denominated in US dollars and 24.7% in Renminbi with the remaining 39.7% in Hong Kong dollars. Moreover, to mitigate the foreign currency and interest rates exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

The recent Renminbi revaluation in July 2005 resulted in an immediate net asset appreciation, which is approximately 0.8% of the Group's net worth as at 30 June 2005, together with an exchange gain of about 1.1% of the attributable profit to the Company's shareholders. There is no significant impact anticipated on the Group's businesses as a whole.

資本開支

本集團於截至二零零五年六月三十日止期間的資本開支約為港幣2,140,200,000元，其中港幣1,297,800,000元用作添置固定資產，其餘港幣842,400,000元用於飲品及超市業務的收購，作為零售帶動分銷戰略的一部分。資本開支主要以源自經營業務的內部資源及銀行借貸支付。

CAPITAL EXPENDITURE

During the period ended 30 June 2005, the Group spent approximately HK$2,140.2 million on capital expenditure. Additions of fixed assets amounted to HK$1,297.8 million, while the remaining HK$842.4 million were incurred for new acquisitions in beverage and additional interests in supermarkets, as part of our retail-led distribution strategy. Capital expenditure was primarily financed by internally generated funds from operations and bank borrowings.

資產抵押

於二零零五年六月三十日，本集團已抵押賬面淨值為港幣310,300,000元（二零零四年十二月三十一日：港幣799,300,000元）的固定資產，以獲取短期貸款港幣280,600,000元（二零零四年十二月三十一日：已就短期貸款抵押港幣523,200,000元）以及長期貸款港幣15,800,000元（二零零四年十二月三十一日：已就長期貸款抵押港幣72,200,000元）。

PLEDGE OF ASSETS

As at 30 June 2005, fixed assets with a net book value of HK$310.3 million (31 December 2004: HK$799.3 million) were pledged for short-term loans in the sum of HK$280.6 million (31 December 2004: pledged for short term loans of HK$523.2 million) and long term loans in the sum of HK$15.8 million (31 December 2004: pledged for long term loans of HK$72.2 million).

或然負債

於二零零五年六月三十日，本集團並無任何重大或然負債。

CONTINGENT LIABILITIES

The Group did not have any material contingent liabilities as at 30 June 2005.

僱員

於二零零五年六月三十日，本集團除聯營公司以外聘用約83,000人，其中約95%在中國內地聘用，其餘的主要駐守香港。本集團僱員的薪酬按其工作性質、個別表現及市場趨勢釐定，並以現金花紅和購股權作為獎勵形式。

EMPLOYEES

As at 30 June 2005, the Group, excluding its associated companies, had a staff size of around 83,000, of which approximately 95% were employed in the Chinese Mainland, whilst the rest are mainly from Hong Kong. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with incentives paid in form of cash bonus and share option.

承董事局命
董事總經理
陳樹林

香港，二零零五年九月八日

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 8 September 2005

簡明綜合損益表
Condensed Consolidated Profit and Loss Account

截至二零零五年六月三十日止六個月 for the six months ended 30 June 2005

		附註 Notes	截至六月三十日止六個月 Six months ended 30 June 二零零五年 (未經審核) 港幣千元 **2005** **(Unaudited)** **HK$'000**	 二零零四年 (未經審核及重列) 港幣千元 2004 (Unaudited & Restated) HK$'000
營業額	Turnover	2	**25,255,560**	22,640,634
銷售成本	Cost of sales		**(20,729,128)**	(18,764,232)
毛利	Gross profit		**4,526,432**	3,876,402
其他收益	Other revenue	3	**798,940**	201,862
銷售及分銷費用	Selling and distribution expenses		**(2,505,391)**	(2,063,330)
一般及行政費用	General and administrative expenses		**(1,046,409)**	(1,035,425)
經營溢利	Profit from operations		**1,773,572**	979,509
財務成本	Finance costs	4	**(213,452)**	(152,175)
應佔共同控制實體業績淨額	Share of net results of jointly controlled entities		**15,878**	–
應佔聯營公司業績淨額	Share of net results of associates		**170,474**	195,348
除稅前溢利	Profit before taxation	5	**1,746,472**	1,022,682
稅項	Taxation	6	**(284,808)**	(82,083)
本期溢利	Profit for the period		**1,461,664**	940,599
分配於:	Attributable to :			
本公司股東權益	Shareholders of the Company		**1,262,360**	740,589
少數股東權益	Minority interests		**199,304**	200,010
			1,461,664	940,599
每股盈利	Earnings per share	8		
基本	Basic		**HK$0.59**	HK$0.35
攤薄	Diluted		**HK$0.57**	HK$0.35

簡明綜合資產負債表
Condensed Consolidated Balance Sheet

		附註 Notes	於二零零五年六月三十日 (未經審核) 港幣千元 **At 30 June 2005 (Unaudited) HK$'000**	於二零零四年十二月三十一日 (未經審核及重列) 港幣千元 At 31 December 2004 (Unaudited & Restated) HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
一投資物業	– Investment properties	9	**5,589,600**	5,088,605
一租賃土地及樓宇	– Leasehold land and buildings	9	**6,072,031**	5,636,196
一其他固定資產	– Other fixed assets	9	**8,635,503**	8,490,255
商譽	Goodwill		**2,841,763**	2,319,217
其他無形資產	Other intangible assets		**204,896**	211,025
於共同控制實體之權益	Interests in jointly controlled entities		**687,816**	55,642
於聯營公司之權益	Interests in associates		**1,139,818**	1,530,417
可售投資	Available for sale investments		**94,647**	128,612
預付款項	Prepayments		**416,864**	959,920
遞延税項資產	Deferred taxation assets		**148,543**	167,192
			25,831,481	24,587,081
流動資產	**Current assets**			
存貨	Stocks		**5,059,335**	5,069,792
貿易及其他應收款項	Trade and other receivables	10	**4,915,264**	4,919,051
衍生金融工具	Derivative financial instruments		**71,260**	-
可退回税項	Taxation recoverable		**10,506**	16,163
現金及銀行結存	Cash and bank balances		**5,819,842**	4,798,592
			15,876,207	14,803,598
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	11	**(9,018,998)**	(8,555,640)
衍生金融工具	*Derivative financial instruments*		**(57,252)**	-
短期貸款	Short term loans		**(4,981,523)**	(2,981,994)
應付税項	Taxation payable		**(268,718)**	(182,123)
			(14,326,491)	(11,719,757)
流動資產淨值	**Net current assets**		**1,549,716**	3,083,841
			27,381,197	27,670,922
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities		**(4,721,430)**	(6,797,211)
遞延税項負債	Deferred taxation liabilities		**(1,000,061)**	(937,231)
			21,659,706	19,936,480
股本及儲備	**Capital and reserves**			
股本	Share capital	13	**2,201,103**	2,123,009
儲備	Reserves		**14,901,156**	13,001,818
本公司股東應佔權益	Equity attributable to shareholders of the Company		**17,102,259**	15,124,827
少數股東權益	Minority interests		**4,557,447**	4,811,653
總權益	Total equity		**21,659,706**	19,936,480

簡明綜合現金流量表
Condensed Consolidated Cash Flow Statement

截至二零零五年六月三十日止六個月 for the six months ended 30 June 2005

		二零零五年 (未經審核) 港幣千元 **2005** **(Unaudited)** **HK$'000**	二零零四年 (未經審核) 港幣千元 2004 (Unaudited) HK$'000
經營活動之現金流入淨額	Net cash inflow from operating activities	**2,072,728**	1,073,881
用於投資活動之現金淨額	Net cash used in investing activities	**(631,835)**	(1,092,976)
融資活動之現金(流出)／流入淨額	Net cash (outflow)/inflow from financing activities	**(419,142)**	754,156
現金及現金等值淨增加	Net increase in cash and cash equivalents	**1,021,751**	735,061
匯率調整之影響	Effect on foreign exchange rate changes	**(501)**	1,014
於一月一日之現金及現金等值	Cash and cash equivalents at 1 January	**4,798,583**	3,783,214
於六月三十日之現金及現金等值	Cash and cash equivalents at 30 June	**5,819,833**	4,519,289
現金及現金等值結餘分析	Analysis of the balances of cash and cash equivalents		
現金及銀行結存	Cash and bank balances	**5,819,842**	4,519,297
銀行透支	Bank overdrafts	**(9)**	(8)
		5,819,833	4,519,289

簡明綜合股東權益變動表

Condensed Consolidated Statement of Changes in Equity

截至二零零五年六月三十日止六個月 for the six months ended 30 June 2005

		本公司股東應佔權益 Equity attributable to shareholders of the Company											少數股東權益 Minority interests	總股東權益 Total equity
		股本 港幣千元 Share capital HK$'000	股份溢價 港幣千元 Share premium HK$'000	資本儲備 港幣千元 Capital reserve HK$'000	物業估值儲備 港幣千元 Property valuation reserve HK$'000	員工股份補償儲備 港幣千元 Employee share-based compen-sation reserve HK$'000	認購股證儲備 港幣千元 Warrant reserve HK$'000	對沖儲備 港幣千元 Hedge reserve HK$'000	匯兑儲備 港幣千元 Exchange reserve HK$'000	一般儲備 港幣千元 General reserve HK$'000	保留溢利 港幣千元 Retained profits HK$'000	總額 港幣千元 Total HK$'000	港幣千元 HK$'000	港幣千元 HK$'000
於二零零四年十二月三十一日	At 31 December 2004													
前期所報	As previously reported	2,123,009	10,636,850	(5,654,632)	992,760	-	-	-	9,039	44,143	7,630,399	15,781,568	4,811,653	20,593,221
會計政策之變動	Changes in accounting policies	-	-	(247,947)	(173,733)	91,986	167,755	-	-	-	(494,802)	(656,741)	-	(656,741)
於二零零四年十二月三十一日	At 31 December 2004													
重列	As restated	2,123,009	10,636,850	(5,902,579)	819,027	91,986	167,755	-	9,039	44,143	7,135,597	15,124,827	4,811,653	19,936,480
會計政策之變動／重新分類	Changes in the accounting policies/ reclassification	-	-	5,902,579	(819,027)	-	-	-	-	(44,143)	(4,828,898)	210,511	-	210,511
經調整之期初結餘	Opening balance as adjusted	2,123,009	10,636,850	-	-	91,986	167,755	-	9,039	-	2,306,699	15,335,338	4,811,653	20,146,991
匯率調整	Exchange rate adjustments	-	-	-	-	-	-	-	(1,721)	-	-	(1,721)	(39)	(1,760)
確認金融工具	Recognition of financial instruments	-	-	-	-	-	-	7,867	-	-	-	7,867	-	7,867
未於簡明綜合損益賬內確認之收益淨額	Net gain not recognised in the condensed consolidated profit and loss account	-	-	-	-	-	-	7,867	(1,721)	-	-	6,146	(39)	6,107
以溢價發行股份	Shares issued at premium	78,094	744,144	-	-	-	-	-	-	-	-	822,238	-	822,238
發行股份費用	Share issue expenses	-	(192)	-	-	-	-	-	-	-	-	(192)	-	(192)
收購一間附屬公司	Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	2,182	2,182
增購附屬公司權益	Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(370,542)	(370,542)
因出售聯營公司之撥回	Release due to disposal of associates	-	-	-	-	-	-	-	1,319	-	-	1,319	-	1,319
注資	Capital contribution	-	-	-	-	-	-	-	-	-	-	-	564	564
本期溢利	Profit for the period	-	-	-	-	-	-	-	-	-	1,262,360	1,262,360	199,304	1,461,664
股息	Dividends	-	-	-	-	-	-	-	-	-	(351,703)	(351,703)	(85,675)	(437,378)
員工購股權之利益	Employee share option benefits	-	-	-	-	26,753	-	-	-	-	-	26,753	-	26,753
		78,094	743,952	-	-	26,753	-	7,867	(402)	-	910,657	1,766,921	(254,206)	1,512,715
於二零零五年六月三十日	At 30 June 2005	2,201,103	11,380,802	-	-	118,739	167,755	7,867	8,637	-	3,217,356	17,102,259	4,557,447	21,659,706

		本公司股東應佔權益 Equity attributable to shareholders of the Company									少數股東權益 Minority interests	總股東權益 Total equity
		股本 港幣千元 Share capital HK$'000	股份溢價 港幣千元 Share premium HK$'000	資本儲備 港幣千元 Capital reserve HK$'000	員工股份補償儲備 港幣千元 Employee share-based compen-sation reserve HK$'000	認購股證儲備 港幣千元 Warrant reserve HK$'000	匯兌儲備 港幣千元 Exchange reserve HK$'000	一般儲備 港幣千元 General reserve HK$'000	保留溢利 港幣千元 Retained profits HK$'000	總額 港幣千元 Total HK$'000	港幣千元 HK$'000	港幣千元 HK$'000
於二零零三年十二月三十一日	At 31 December 2003											
前期所報	As previously reported	2,089,728	10,406,273	(5,655,050)	-	-	3,993	33,096	6,564,494	13,442,534	3,858,801	17,301,335
會計政策之變動	Changes in the accounting policies	-	-	(247,947)	3,663	167,755	-	-	(351,368)	(427,897)	-	(427,897)
重列	As restated	2,089,728	10,406,273	(5,902,997)	3,663	167,755	3,993	33,096	6,213,126	13,014,637	3,858,801	16,873,438
匯率調整	Exchange rate adjustments	-	-	-	-	-	532	-	-	532	-	532
未於簡明綜合損益賬內確認之收益淨額	Net gain not recognised in the condensed consolidated profit and loss account	-	-	-	-	-	532	-	-	532	-	532
以溢價發行股份	Shares issued at premium	13,874	90,239	-	-	-	-	-	-	104,113	-	104,113
發行股份費用	Share issue expenses	-	(125)	-	-	-	-	-	-	(125)	-	(125)
注資	Capital contribution	-	-	-	-	-	-	-	-	-	367,933	367,933
收購附屬公司	Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	62,213	62,213
增購一家附屬公司權益	Purchase of additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	(27,002)	(27,002)
因出售附屬公司之調撥	Release due to disposal of subsidiaries	-	-	-	-	-	(14)	-	-	(14)	(1,604)	(1,618)
本期溢利	Profit for the period	-	-	-	-	-	-	-	740,589	740,589	200,010	940,599
股息	Dividends	-	-	-	-	-	-	-	(294,475)	(294,475)	(35,282)	(329,757)
員工購股權之利益	Employee share option benefits	-	-	-	44,161	-	-	-	-	44,161	-	44,161
轉撥	Transfer	-	-	-	-	-	-	3,323	(3,323)	-	-	-
		13,874	90,114	-	44,161	-	518	3,323	442,791	594,781	566,268	1,161,049
於二零零四年六月三十日	At 30 June 2004	2,103,602	10,496,387	(5,902,997)	47,824	167,755	4,511	36,419	6,655,917	13,609,418	4,425,069	18,034,487

簡明財務報告附註
Notes to the Condensed Financial Statements

一、一般事項

i 獨立審閱

截至二零零五年六月三十日止半年度之中期業績並未經審核，惟已經由本集團之審核委員會審閱。

ii 編製基準

簡明合併中期財務報告（「中期財務報告」）乃根據香港聯合交易所有限公司證券上市規則附錄16所載之適用披露規定及香港會計準則第34號*「中期財務申報」*編製。

iii 主要會計政策

除採納香港會計師公會（「會計師公會」）頒佈之新訂香港財務報告準則（「財務報告準則」）、香港會計準則（「會計準則」）及有關詮釋（統稱為「財務報告準則」）（適用於二零零五年一月一日或以後開始之會計期間）外，編製中期財務報告所採用之會計政策與編製截至二零零四年十二月三十一日止年度全年財務報告所採用之會計政策相同。

就採納財務報告準則，本集團已根據有關財務報告準則所載之過渡條文引用若干新訂會計政策。如有規定，此等新財務報告準則均按追溯基準加以引用。再者，若干比較數字已經重分類，以便貫徹本期之呈列方式。會計政策之重大變動及對本集團之損益賬及股東權益之影響載於下文：

(甲) 投資物業

於以往期間，投資物業乃按公開市值計算，重估盈餘或虧絀則撥入物業估值儲備或自物業估值儲備扣除。倘此項儲備之結餘不足以彌補某項重估虧絀，則重估虧絀超出物業估值儲備結餘之差額自損益賬扣除。倘過往已自損益賬扣除虧絀而其後出現重估盈餘，則該項盈餘須撥入損益賬，惟數額僅限於過往所扣除之虧絀。

1. GENERAL

i Independent review

The interim results for the half-year ended 30 June 2005 are unaudited and have been reviewed by the Group's Audit Committee.

ii Basis of preparation

The condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and with Hong Kong Accounting Standard 34 *"Interim Financial Reporting"*.

iii Principal Accounting Policies

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 apart from the adoption of the new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKAS") and Interpretations (collectively the "HKFRSs"), issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005.

In connection with the adoption of the HKFRSs, the Group has applied certain new accounting policies in accordance with the transitional provisions as set out in the relevant HKFRSs. Where required, these new HKFRSs have been applied retrospectively. In addition, certain comparative figures have been reclassified to conform with the current period presentation. The major changes to accounting policies and the effects on the Group's profit and loss account and shareholders' equity are set out as follows:

(a) Investment Properties

In previous periods, investment properties were measured at open market values, with revaluation surplus or deficits credited or charged to property valuation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve was charged to the profit and loss account. Where a decrease had previously been charged to the profit and loss account and revaluation subsequently arose, that increase was credited to the profit and loss account to the extent of the decrease previously charged.

一、一般事項(續)

iii 主要會計政策(續)

(甲) 投資物業(續)

根據會計準則第40號－「投資物業」，本集團已選擇採用公平價值模式為名下投資物業入賬，此舉須於投資物業之公平價值出現變動時將因此而產生之損益直接列入該期間之損益賬。因此，約港幣395,000,000元已計入本期之其他收益內。

本集團已引用會計準則第40號之有關過渡條文，並選擇由二零零五年一月一日起引用該項準則。於二零零五年一月一日之物業估值儲備中約為港幣819,000,000元已轉撥至本集團之保留溢利。二零零四年度之比較數字沒有作調整。

(乙) 涉及投資物業之遞延稅項

於以往期間，評估經重估投資物業之遞延稅務後果時，乃以透過出售而收回有關物業賬面值所帶來之稅務後果為依據。於採納會計準則詮釋第21號「所得稅－收回經重估之不可折舊資產」後，投資物業之遞延稅務後果於每個資產負債表結算日加以評估，所依據之基準必須足以反映本集團收回有關物業方式所帶來之稅務後果。

在會計準則詮釋第21號缺乏任何特定過渡條文之情況下，此項會計政策變動已按追溯基準加以引用。比較數字已重新編列。因此，本集團於二零零四年十二月三十一日之淨資產減少約港幣705,100,000元，此乃遞延稅項負債之增加。因此，約港幣69,100,000元(截至二零零四年六月三十日止六個月：港幣零元)之遞延稅項已於截至二零零五年六月三十日止六個月損益賬扣除。

1. GENERAL (Continued)

iii Principal Accounting Policies (Continued)

(a) Investment Properties (Continued)

In accordance with HKAS 40 – "Investment Property", the Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in fair value of investment properties to be recognised directly in the profit and loss account in the period in which they arise. Accordingly, an approximate amount of HK$395.0 million has been recognised in other revenue in the current period.

The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply the standard from 1 January 2005 onwards. An approximate amount of HK$819.0 million held in the property valuation reserve as at 1 January 2005 has been transferred to the Group's retained profits. No adjustment has been made on 2004 comparative figures.

(b) Deferred Taxation Related to Investment Properties

In previous periods, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale. Upon the adoption of HKAS Interpretation 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets", the deferred tax consequences of the investment properties are assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date.

In the absence of any specific transitional provisions in HKAS Interpretation 21, this change in accounting policy has been applied retrospectively. As a result, the Group's net assets as at 31 December 2004 had been decreased by approximately HK$705.1 million, which represent the increase in deferred taxation liabilities. Consequently, deferred taxation of approximately HK$69.1 million has been charged to the profit and loss account for the six months ended 30 June 2005 (Six months ended 30 June 2004: nil).

一、一般事項（續）

iii 主要會計政策（續）

（丙）商譽

於以往期間，於二零零一年一月一日之前進行收購所產生之商譽或負商譽會沖銷／撥入儲備內，並將於出售有關附屬公司或聯營公司時，或在商譽被斷定為已經減值時，先撥回儲備中的相關商譽，並在綜合損益賬內確認。於二零零一年一月一日或之後至二零零五年一月一日進行收購所產生之商譽，作為資本化資產按直線法於其估計可使用年期內（即不超過二十年之期間內）攤銷，並在綜合資產負債表內以成本值減去任何累計攤銷及任何減值虧損後列賬。同期間進行收購所產生之負商譽，乃呈列為從資產中扣除之部分，並將會在分析導致餘額之情況後，撥入綜合損益賬處理。

本集團已由二零零五年一月一日起引用財務報告準則第3號－「企業併購」。於二零零五年一月一日或之後進行收購所產生之商譽則在資產負債表中作為資本化資產，並於報告日對減值作出評估，於二零零五年一月一日或之後進行收購所產生之負商譽列入綜合損益賬。商譽在本期間並無攤銷，但於二零零四年同期間，為數約港幣43,800,000元於綜合損益賬內扣除。根據財務報告準則第3號之過渡條文，於二零零五年一月一日之前進行收購所產生且之前於資產負債表作為資本化資產，本集團不再攤銷該項商譽，並將其有關之累計攤銷之帳面值在商譽沖消。該商譽會於報告日進行減值評估。以前已於股東權益中確認之商譽，在本集團出售全部或部分業務時及斷定為已經減值時，有關商譽不會在綜合損益賬內扣除。於二零零五年一月一日之前進行收購所產生之負商譽賬面值應調整二零零五年一月一日之保留溢利。

1. GENERAL (Continued)

iii Principal Accounting Policies (Continued)

(c) Goodwill

In previous periods, goodwill or negative goodwill arising on acquisitions prior to 1 January 2001 was written off against/credited to reserves and will be charged or will be released to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Goodwill arising on acquisitions on or after 1 January 2001 and prior to 1 January 2005 was capitalised and amortised over its estimated useful life of not more than twenty years and was stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment loss while negative goodwill arising from acquisitions in the same period was presented as a deduction from assets and released to the consolidated profit and loss account based on an analysis of the circumstance from which the balance resulted.

The Group has applied HKFRS 3 – "Business Combinations" prospectively from 1 January 2005. Goodwill arising from acquisitions on or after 1 January 2005 is capitalised on the balance sheet and will be assessed for impairment at the reporting date, whereas negative goodwill arising from acquisitions on or after 1 January 2005 is credited to the consolidated profit and loss account. No amortisation of goodwill has been made in the current period while a net amount of approximately HK$43.8 million has been charged to the consolidated profit and loss account in the same period of 2004. In accordance with the transitional provisions of HKFRS 3, for goodwill arising from acquisitions prior to 1 January 2005 and previously capitalised on the balance sheet, the Group discontinues amortising such goodwill and eliminates the carrying amount of the related accumulated amortisation. Such goodwill will be assessed for impairment at the reporting date. As for goodwill previously recognised as a deduction from equity, such goodwill should not be recognised in the consolidated profit and loss account when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. The carrying amount of negative goodwill that arose from acquisitions prior to 1 January 2005 should be derecognised with a corresponding increase in retained profits as at 1 January 2005.

一、一般事項(續)

iii 主要會計政策(續)

(丁) 以股份形式付款

本集團曾就若干僱員及其他參與人士所提供之服務向彼等授予購股權，以便根據本公司之購股權計劃認購本公司之股份。於本集團引用財務報告準則第2號「以股份形式付款」之前，購股權之財務影響在行使有關購股權時始予確認。

於本期間，本集團引用財務報告準則第2號。該項準則規定在本集團以股份或股份權利作為交換條件以購買貨品或取得服務(「以股權結算之交易」)時，必須在賬目確認支出。財務報告準則第2號對本集團構成之主要影響為須於購股權之有效期內，以支出形式記錄本公司購股權之公平價值(於授予日期釐定)。

本集團已就於二零零五年一月一日或之後授予之購股權引用財務報告準則第2號。根據有關過渡條文，本集團已就於二零零二年十一月七日之後授出而於二零零五年一月一日尚未生效之購股權，按追溯基準引用財務報告準則第2號。比較數字已經重列。

此變動並不影響本集團之淨資產。截至二零零五年及二零零四年六月三十日止期間之損益賬中，一般及行政費用因此變動而分別增加約港幣26,800,000元及港幣44,200,000元。

(戊) 可換股債券

以往可換股債券在資產負債表中列作負債。根據會計準則第32號「金融工具：披露及列賬」，被視為複合金融工具之可換股債券於首次入賬確認時必須將其負債及權益部份分開處理及各自入賬。於往後期間，負債部份以實際利率按攤銷成本列賬。採納此會計準則需按追溯基準加以引用。

1. GENERAL (Continued)

iii Principal Accounting Policies (Continued)

(d) Share-based Payment

The Group has granted share options to certain employees and other participants for their services rendered to subscribe for shares of the Company in accordance with the Company's share option scheme. Prior to the application of HKFRS 2 "Share-based Payment", the Group did not recognise the financial effect of the share options until they were exercised.

In the current period, the Group has applied HKFRS 2 which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options of the Company determined at the date of grant of the share options over the vesting period.

The Group has applied HKFRS 2 to share options granted on or after 1 January 2005. In accordance with the relevant transitional provisions, the Group has applied HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. Comparative figures have been restated.

This change has no effect on the Group's net assets. The effect of this change on the profit and loss account for the period ended 30 June 2005 and 2004 is to increase the general and administrative expenses of approximately HK$26.8 million and HK$44.2 million respectively.

(e) Convertible bonds

Convertible bonds were classified as liabilities on the balance sheet previously. In accordance with HKAS 32 – "Financial Instruments: Disclosure and Presentation", convertible bonds which are regarded as compound financial instruments are required to separate the liability and equity components on initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortised cost using the effective interest method. The adoption of this accounting standard requires retrospective applications.

一、一般事項(續)

iii 主要會計政策(續)

(戊) 可換股債券(續)

鑑於採用會計準則第32號,本集團於二零零五年六月三十日及二零零四年十二月三十一日之淨資產分別增加約港幣37,400,000元及港幣57,400,000元。於截至二零零五年及二零零四年六月三十日止六個月之損益賬扣除之財務成本分別增加約港幣19,400,000元及港幣17,200,000元。

(己) 財務資產及負債

採納會計準則第32號「金融工具:披露及列賬」及會計準則第39號「金融工具:確認及計算」引致之會計政策變動涉及財務資產及負債之分類及計算。

根據新訂會計準則,財務資產列作「按公平價值計入損益之金融資產」、「供出售之金融資產」、「貸款及應收款項」或「持有至期滿之金融資產」。分類視乎收購有關資產之目的而定。「按公平價值計入損益之金融資產」按公平價值列賬,而其公平價值之變動則在損益賬中確認。「貸款及應收款項」及「持有至期滿之金融資產」以實際利率按攤銷成本計算。「供出售之金融資產」以公平價格值列賬,公平價值之變動會於股東權益中確認,惟並沒有活躍市場掛牌報價之股本証券投資,不能可靠地按公平價值計算,故以成本值減減值列賬。

金融負債列作「按公平價值計入損益之金融負債」或「按公平價值計入損益之金融負債以外之金融負債(其他金融負債)」。「其他金融負債」以實際利率法按攤銷成本列賬。

於二零零五年一月一日,本集團根據會計準則第39號之有關過渡條文為其金融資產及負債分類及計算。由於對財務沒有重大之影響,本集團並沒有就二零零五年一月一日之資產及負債賬面值及保留溢利作出調整。

1. GENERAL (Continued)

iii Principal Accounting Policies (Continued)

(e) Convertible bonds (Continued)

As a result of the adoption of HKAS 32, the Group's net assets as at 30 June 2005 and 31 December 2004 have been increased by approximately HK$37.4 million and HK$57.4 million respectively. The financial costs charged to the profit and loss account for the six months ended 30 June 2005 and 2004 have been increased by approximately HK$19.4 million and HK$17.2 million respectively.

(f) Financial assets and liabilities

The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in the accounting policy relating to the classification of financial assets and liabilities and their measurements.

Under the new accounting standards, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" are carried at fair value, with changes in fair values recognised in the profit and loss account. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method. "Available-for-sale financial assets" are carried at fair value with changes in fair value recognised in equity except for investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be measured reliably and are stated at cost less impairment.

Financial liabilities are classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

On 1 January 2005, the Group classified and measured its financial assets and liabilities in accordance with the relevant transitional provisions of HKAS 39. As the financial effect is immaterial, no adjustment has been made to the carrying amounts of assets and liabilities and the Group's retained profits as at 1 January 2005.

一、一般事項(續)

iii 主要會計政策(續)

(庚) 衍生工具及對沖

根據會計準則第39號,除非衍生工具被指定及符合資格作為有效之對沖工具,否則該等衍生工具按於每個資產負債表結算日之公平價值列賬,並視為持作買賣之金融資產或金融負債。因公平價值出現變動而作出之相應調整,將視乎有關衍生工具是否符合資格作為有效對沖工具而定,倘被指定作為對沖工具,則須視乎所對沖項目之性質而定。就持作買賣之衍生工具而言,其公平價值之變動於損益賬確認。

本集團將衍生工具指定作:(1)對沖資產或負債或有約束性承諾之公平價值(公平價值對沖)或(2)對沖預測極有可能實行之交易(現金流量對沖)。

一、 公平價值對沖
被對沖項目因所對沖之有關風險而致公平價值出現之變動及對沖工具之公平價值變動,均於公平價值出現變動時在期間損益賬中確認。

二、 現金流量對沖
被視為有效對沖之對沖工具收益及虧損部份在股東權益中直接確認,並反映於股東權益變動表中。對沖工具無效之收益及虧損部份,直接在損益賬中確認。

鑑於採納會計準則第39號,約港幣7,900,000元已計入對沖儲備,而本期之淨利潤亦減少同等金額。

於以往年度,衍生金融工具均不予分開入賬。採納會計準則第39號令會計政策有所轉變。本集團已引用會計準則第39號之有關過渡條文。就符合會計準則第39號所載對沖會計處理規定之對沖工具而言,本集團已由二零零五年一月一日起,在為該等對沖工具入賬時引用會計準則第39號之對沖會計處理。就並非持作對沖用途之衍生工具而言,在資產負債表中確認之舊有賬面值與於二零零五年一月一日之公平價值兩者間之差額影響不大,故本集團於二零零五年一月一日之保留溢利不作出調整。

1. GENERAL (Continued)

iii Principal Accounting Policies (Continued)

(g) Derivatives and hedging

Under HKAS 39, derivatives are carried at fair value at each balance sheet date and are deemed as held-for-trading financial assets or financial liabilities, unless they are designated and qualified as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are qualified as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in the profit and loss account for the period in which they arise.

The Group designates derivatives as either: (1) hedges of the fair value of assets or liabilities or a firm commitment (fair value hedge) or (2) hedges of highly probable forecast transactions (cash flow hedges).

i. Fair value hedges
Changes in the fair value of the hedged items attributable to the relevant hedged risks and of the hedging instruments are recognised in the profit and loss account in the period in which fair value changes arise.

ii. Cash flow hedges
The portion of the gain or loss on the hedge instrument that is determined to be an effective hedge shall be recognised directly in equity through the statement of changes in equity; and the ineffective portion of the gain or loss on the hedging instrument are recognised in the profit and loss account.

As a result of the adoption of HKAS 39, an amount of approximately HK$7.9 million has been credited to the hedge reserve and the net profit has been reduced by the same amount in the current period.

In previous years, derivative financial instruments were not separately recorded in the financial statements. The adoption of the HKAS39 represents a change in accounting policy. The Group has applied the relevant transitional provisions in HKAS 39. For hedges that meet the requirements of hedge accounting set out in HKAS 39, the Group has, from 1 January 2005 onwards, applied hedge accounting in accordance with HKAS 39 to account for such hedges. For derivatives that are not held for hedging purposes, the difference between the previous carrying amount recognised on the balance sheet and the fair value on 1 January 2005 is immaterial, therefore no adjustment is made to the Group's retained profits as at 1 January 2005.

二、營業額及分類資料　2. TURNOVER AND SEGMENT INFORMATION

主要申報規格－按業務劃分　Primary reporting format – business segments

		零售 Retail 港幣千元 HK'000	飲品 Beverage 港幣千元 HK'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK'000	紡織 Textile 港幣千元 HK'000	物業 Property 港幣千元 HK'000	石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK'000	投資及其他業務 Investments and Others 港幣千元 HK'000	對銷 Elimination 港幣千元 HK'000	總計 Total 港幣千元 HK'000
截至二零零五年六月三十日止六個月	**For the six months ended 30 June 2005**									
收益	**REVENUE**									
對外銷售	External sales	7,884,357	3,200,437	2,789,801	2,058,621	134,364	9,187,980	–	–	25,255,560
業務間銷售	Inter-segment sales	45,980	3,836	46,438	–	12,659	–	–	(108,913)	–
		7,930,337	3,204,273	2,836,239	2,058,621	147,023	9,187,980	–	(108,913)	25,255,560
其他收益	Other revenue	53,774	19,362	81,707	62,881	404,750	112,507	–	–	734,981
		7,984,111	3,223,635	2,917,946	2,121,502	551,773	9,300,487	–	(108,913)	25,990,541
分類業績	**Segment result**	236,656	248,866	301,078	104,996	517,395	354,508	(12,095)	–	1,751,404
未經分攤之公司支出	Unallocated corporate expenses									(41,791)
利息收入	Interest income									63,959
經營溢利	Profit from operations									1,773,572
財務成本	Finance costs									(213,452)
應佔共同控制實體業績淨額	Share of net results of jointly controlled entities	–	–	–	–	–	15,878	–	–	15,878
應佔聯營公司業績淨額	Share of net results of associates	(15)	–	11,980	235	–	(361)	158,635	–	170,474
稅項	Taxation									(284,808)
本期溢利	**Profit for the period**									1,461,664

二、營業額及分類資料(續) 2. TURNOVER AND SEGMENT INFORMATION (Continued)

主要申報規格－按業務劃分(續) Primary reporting format – business segments (Continued)

		零售 Retail 港幣千元 HK'000	飲品 Beverage 港幣千元 HK'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK'000	紡織 Textile 港幣千元 HK'000	物業 Property 港幣千元 HK'000	石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK'000	投資及其他業務 Investments and Others 港幣千元 HK'000	對銷 Elimination 港幣千元 HK'000	總計 Total 港幣千元 HK'000
截至二零零四年六月三十日止六個月	**For the six months ended 30 June 2004**									
收益	**REVENUE**									
對外銷售	External Sales	6,849,012	2,299,034	2,658,661	1,700,749	136,888	8,996,290	-	-	22,640,634
業務間銷售	Inter-segment sales	24,469	-	33,509	-	19,993	-	-	(77,971)	-
		6,873,481	2,299,034	2,692,170	1,700,749	156,881	8,996,290	-	(77,971)	22,640,634
其他收益	Other revenue	42,707	15,073	47,830	42,331	7,715	14,289	-	-	169,945
		6,916,188	2,314,107	2,740,000	1,743,080	164,596	9,010,579	-	(77,971)	22,810,579
分類業績	**Segment result**	138,196	208,538	250,698	84,733	131,918	173,030	(111)	-	987,002
未經分攤之公司支出	Unallocated corporate expenses									(39,410)
利息收入	Interest income									31,917
經營溢利	Profit from operations									979,509
財務成本	Finance costs									(152,175)
應佔聯營公司業績淨額	Share of net results of associates	-	-	23,671	2,012	-	4,672	164,993	-	195,348
稅項	Taxation									(82,083)
本期溢利	**Profit for the period**									940,599

二、營業額及分類資料(續) 2. TURNOVER AND SEGMENT INFORMATION (Continued)

次要申報規格－按地區劃分 Secondary reporting format – geographical segments

		香港 Hong Kong 港幣千元 HK$'000	中國內地 Chinese Mainland 港幣千元 HK$'000	其他國家 Other Countries 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零五年六月三十日止六個月	**For the six months ended 30 June 2005**				
分類收益	**Segment revenue**				
營業額	Turnover	10,051,168	13,892,412	1,311,980	25,255,560
其他收益	Other revenue	478,442	253,332	3,207	734,981
		10,529,610	14,145,744	1,315,187	25,990,541
截至二零零四年六月三十日止六個月	**For the six months ended 30 June 2004**				
分類收益	**Segment revenue**				
營業額	Turnover	8,979,223	11,507,892	2,153,519	22,640,634
其他收益	Other revenue	68,263	99,473	2,209	169,945
		9,047,486	11,607,365	2,155,728	22,810,579

三、其他收益 3. OTHER REVENUE

		截至六月三十日止六個月 Six months ended 30 June 二零零五年 港幣千元 **2005** **HK$'000**	二零零四年 港幣千元 2004 HK$'000
其他收益包括下列各項:	Other revenue includes the following:		
來自可出售投資之股息	Dividends from available for sale investments	**2,434**	1,846
利息收入	Interest income	**63,959**	31,917
出售聯營公司所得溢利	Profit on disposal of associates	**62,250**	28,856
出售固定資產所得溢利	Profit on disposal of fixed assets	**20,824**	10,408
出售可出售投資所得溢利	Gain on disposal of available for sale investments	**93,624**	219
投資物業按公平價值之重估盈餘	Fair value gain on revaluation of investment properties	**394,984**	–

四、財務成本 4. FINANCE COSTS

		截至六月三十日止六個月 Six months ended 30 June 二零零五年 港幣千元 **2005** **HK$'000**	二零零四年 港幣千元 2004 HK$'000
融資租約利息	Interest on finance leases	**453**	816
須於五年內悉數償還之銀行貸款及其他貸款之利息	Interest on bank loans and other loans wholly repayable within five years	**187,321**	128,671
不須於五年內悉數償還之其他貸款之利息	Interest on other loans not wholly repayable within five years	**2,758**	2,985
融資支出	Financing charges	**22,920**	19,703
		213,452	152,175

五、除稅前溢利 5. PROFIT BEFORE TAXATION

		截至六月三十日止六個月 Six months ended 30 June 二零零五年 港幣千元 **2005** **HK$'000**	二零零四年 港幣千元 2004 HK$'000
除稅前溢利已扣除：	**Profit before taxation has been arrived at after charging:**		
折舊及攤銷	Depreciation and amortisation		
一固定資產	– Fixed Assets	**656,683**	531,043
一商譽（包括在一般及行政費用內）	– Goodwill (included in general and administrative expenses)	**–**	50,565
一其他無形資產	– Other intangible assets	**14,791**	6,431
並已計入：	**And after crediting:**		
所確認之負商譽（包括在其他收益內）	Negative goodwill recognised (included in other revenue)	**–**	6,773

六、稅項 6. TAXATION

		截至六月三十日止六個月 Six months ended 30 June	
		二零零五年 港幣千元 2005 HK$'000	二零零四年 港幣千元 (重列) 2004 HK$'000 (Restated)
本期間稅項	**Current taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**90,248**	75,723
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**113,086**	82,867
海外	**Overseas**		
附屬公司	Subsidiaries	**1**	(43)
		203,335	158,547
遞延稅項	**Deferred taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**62,228**	(60,819)
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**19,245**	(15,645)
		284,808	82,083

過往，應佔共同控制實體及聯營公司之稅項乃包括於稅項。由於會計準則第1號－財務報告之披露要求改變。截至二零零五年六月三十日止六個月，共同控制實體及聯營公司的應佔稅項分別為港幣598,000元（截至二零零四年六月三十日止六個月：港幣零元）及港幣33,148,000元（截至二零零四年六月三十日止六個月：港幣35,474,000元），已列入應佔共同控制實體及聯營公司業績淨額，過往同期比較數字已據此重列。

Previously, share of jointly controlled entities and associates' taxation were included under taxation. As a result of change in requirements and HKAS1 – Presentation of Financial Statements, share of jointly controlled entities and associates' taxation for the six months ended 30 June 2005 of HK$598,000 (Six months ended 30 June 2004: HK$nil) and HK$33,148,000 (Six months ended 30 June 2004: HK$35,474,000) respectively are included in the share of net results of jointly controlled entities and associates. Prior period comparatives have been restated accordingly.

香港利得稅乃根據本期間之估計應課稅溢利按稅率17.5%（二零零四年：17.5%）計算。中國內地所得稅乃根據其有關稅務法例按中國內地附屬公司、共同控制實體及聯營公司估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries, jointly controlled entities and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

七、股息 7. DIVIDENDS

		截至六月三十日止六個月 Six months ended 30 June	
		二零零五年 港幣千元 2005 HK$'000	二零零四年 港幣千元 2004 HK$'000
二零零四年已派末期股息 每股普通股港幣0.16元 (二零零三年:港幣0.14元)(附註甲)	2004 final dividend, paid of HK$0.16 (2003:HK$0.14) per ordinary share (Note a)	**351,703**	294,475
		351,703	294,475

(甲) 董事於二零零五年四月八日舉行會議,擬就截至二零零四年十二月三十一日止年度派末期股息每股普通股港幣0.16元。股東隨後在二零零五年六月二日批准該建議。

(a) At the meeting held on 8 April 2005, the directors proposed a final dividend of HK$0.16 per ordinary share for the year ended 31 December 2004. Such proposal was subsequently approved by shareholders on 2 June 2005.

(乙) 董事於二零零五年九月八日宣派中期股息每股普通股港幣0.13元(二零零四年九月:中期股息每股普通股港幣0.11元)。根據截至本報告日之已發行股份數目計算,股息總額估計約港幣287,946,000元(二零零四年:港幣231,580,000元)。

(b) On 8 September 2005, the directors declared an interim dividend of HK$0.13 per ordinary share (September 2004: Interim dividend of HK$0.11 per ordinary share). Based on the number of shares in issue at the date of the report, the aggregate amount of the dividend is estimated to be HK$287,946,000 (2004: HK$231,580,000).

八、每股盈利　8. EARNINGS PER SHARE

		截至六月三十日止六個月 Six months ended 30 June	
		二零零五年 港幣千元 (未經審核) **2005** **HK$'000** **(Unaudited)**	二零零四年 港幣千元 (未經審核及重列) 2004 HK$'000 (Unaudited & Restated)
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本盈利之本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	**1,262,360**	740,589
因行使可換股債券而節省之利息	Interest saving on exercise of convertible bonds	**53,254**	50,317
用以計算每股攤薄盈利之本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	**1,315,614**	790,906

		二零零五年 **2005**	二零零四年 2004
股份數目	**Number of shares**		
用以計算每股基本盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,148,948,013**	2,099,115,270
可能對普通股構成之攤薄影響	Effect of dilutive potential ordinary shares		
一可換股債券	– Convertible bonds	**119,595,400**	119,595,400
一購股權	– Share options	**38,184,107**	30,225,897
用以計算每股攤薄盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,306,727,520**	2,248,936,567

九、固定資產

9. FIXED ASSETS

		投資物業 Investment properties 港幣千元 HK$'000	租賃土地 Leasehold land 港幣千元 HK$'000	樓宇 Buildings 港幣千元 HK$'000	租賃土地及樓宇 Leasehold land and buildings 港幣千元 HK$'000	其他固定資產 Other fixed Assets 港幣千元 HK$'000
賬面淨值	Net book value					
於二零零五年一月一日	At 1 January 2005	5,088,605	1,879,575	3,756,621	5,636,196	8,490,255
與收購附屬公司有關	Relating to acquisition of subsidiaries	–	29,800	56,220	86,020	43,230
添置	Additions	137,703	999	480,100	481,099	679,017
出售	Disposals	(31,694)	(7,856)	(18,800)	(26,656)	(25,067)
折舊	Depreciation	–	(24,533)	(93,951)	(118,484)	(538,199)
重估調整	Adjustment on valuation	394,984	–	–	–	–
匯兌差額	Exchange difference	2	–	9	9	114
重新分類	Reclassifications	–	–	13,847	13,847	(13,847)
於二零零五年六月三十日	At 30 June 2005	5,589,600	1,877,985	4,194,046	6,072,031	8,635,503

於二零零五年六月三十日本集團的投資物業金額乃根據旗下物業部門副總經理特許測量師關博文先生所作出之估值計算，令投資物業公平價值因而增加394,984,000港元，已直接於損益賬確認。

The amount of the Group's investment properties at 30 June 2005 were based on a valuation made by Mr. Kwan Pok Man, Daniel, Chartered Surveyor, the deputy general manager of the Group's Property Division. The resulting increase in fair value of investment properties of HK$394,984,000 has been recognised directly in the profit and loss account.

其他固定資產主要包括租賃物業裝修、冷倉設備、傢俬及設備及汽車。

Other fixed assets mainly comprise leasehold improvements, cold storage facilities, furniture and equipment and motor vehicles.

十、貿易及其他應收款項

10. TRADE AND OTHER RECEIVABLES

貿易及其他應收款項內包括應收貿易賬款，其賬齡分析如下：

Included in trade and other receivables are trade receivables and their ageing analysis is as follows:

		於二零零五年六月三十日 港幣千元 **At 30 June 2005 HK$'000**	於二零零四年十二月三十一日 港幣千元 At 31 December 2004 HK$'000
0－30天	0 – 30 days	**1,950,387**	1,650,345
31－60天	31 – 60 days	**310,536**	281,668
61－90天	61 – 90 days	**125,823**	141,480
> 90天	> 90 days	**272,696**	259,680
		2,659,442	2,333,173

本集團一般給予客戶以下之信貸期：

The Group normally trades with its customers under the following credit terms:

甲　貨到以現金付款；及

a　cash upon delivery; and

乙　六十天賒賬

b　open credit within 60 days

十一、貿易及其他應付款項

11. TRADE AND OTHER PAYABLES

貿易及其他應付款項內包括應付貿易賬款，其賬齡分析如下：

Included in trade and other payables are trade payables and their ageing analysis is as follows:

		於二零零五年六月三十日 港幣千元 **At 30 June 2005 HK$'000**	於二零零四年十二月三十一日 港幣千元 At 31 December 2004 HK$'000
0－30天	0 – 30 days	**2,893,302**	2,866,278
31－60天	31 – 60 days	**772,462**	776,429
61－90天	61 – 90 days	**242,961**	274,979
> 90天	> 90 days	**280,367**	377,593
		4,189,092	4,295,279

十二、收購

12. ACQUISITION

於期內所收購附屬公司概述如下：

Acquisition of subsidiaries during the period are summarised as follows:

收購附屬公司	Acquisition of subsidiaries	截至六月三十日止六個月 Six months ended 30 June 二零零五年 港幣千元 2005 HK$'000	二零零四年 港幣千元 2004 HK'000
固定資產	Fixed assets	**129,250**	845,099
無形資產	Intangible assets	**1,879**	18,800
可出售投資	Available for sale investments	**2,854**	–
存貨	Stocks	**11,410**	76,730
貿易及其他應收款項	Trade and other receivables	**19,858**	36,495
貿易及其他應付款項	Trade and other payables	**(63,298)**	(144,485)
短期貸款	Short term loans	**–**	(370,623)
長期貸款	Long term loans	**–**	(6,490)
少數股東權益	Minority interests	**(2,182)**	(62,213)
現金及銀行結存	Cash and bank balances	**14,975**	11,140
		114,746	404,453
收購產生之購入商譽	Purchased goodwill arising on acquisition	**15,779**	144,239
		130,525	548,692
以下列方式支付：	Discharged by :		
現金代價	Cash consideration	**83,091**	338,464
應付賬項	Accounts payable	**47,434**	210,228
		130,525	548,692
收購產生之現金流出淨額	Net cash outflow arising on acquisition		
現金代價	Cash consideration	**83,091**	338,464
所收購現金及銀行結存	Cash and bank balances acquired	**(14,975)**	(11,140)
		68,116	327,324

十三、股本 13. SHARE CAPITAL

		二零零五年六月三十日 At 30 June 2005		二零零四年十二月三十一日 At 31 December 2004	
		股份數目 Number of Shares 千股 '000	面值 Nominal value 港幣千元 HK$'000	股份數目 Number of Shares 千股 '000	面值 Nominal value 港幣千元 HK$'000
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	**3,000,000**	**3,000,000**	3,000,000	3,000,000
已發行及繳足股本	Issued and fully paid	**2,123,009**	**2,123,009**	2,089,728	2,089,728
於一月一日	At 1 January				
行使購股權	Exercise of share options	**20,122**	**20,122**	33,281	33,281
收購附屬公司而發行新股份	Issue of new shares on acquisition of subsidiaries	**57,972**	**57,972**	–	–
		2,201,103	**2,201,103**	2,123,009	2,123,009

十四、資本承擔 14. CAPITAL COMMITMENTS

		於二零零五年六月三十日 港幣千元 At 30 June 2005 HK$'000	於二零零四年十二月三十一日 港幣千元 At 31 December 2004 HK$'000
於結算日尚未完成之資本承擔如下：	Capital commitments outstanding at the balance sheet date are as follows:		
已訂約但尚未撥備之購入及興建固定資產	Contracted for but not provided for purchase and construction of fixed assets	**561,711**	474,504
已批准但尚未訂約之購入及興建固定資產	Authorised but not contracted for purchase and construction of fixed assets	**515,706**	534,006
		1,077,417	1,008,510

十五、關連交易

甲 於二零零四年十二月三日,本公司與華潤集團有限公司及其控股公司訂立一項有條件收購協議,以總代價港幣660,300,000元收購下列股本權益:

i 華潤萬家集團及華潤萬佳集團35%股本權益及人民幣35,000,000元之相關股東貸款;及

ii 蘇果超市有限公司11.5%股本權益。

該等交易已於二零零五年五月完成。各項收購之詳情已於本公司二零零四年年報概述。

乙 誠如先前所公佈,本集團與華潤股份有限公司之間接全資附屬公司華潤建築有限公司訂立數份合約。於回顧期內,已就根據該等合約提供之服務合共支付港幣48,923,000元。

15. RELATED PARTY TRANSACTIONS

A On 3 December 2004, the Company entered into a conditional acquisition agreement with China Resources (Holdings) Company Limited and its holding company for the acquisition of the following equity interests at an aggregate consideration of HK$660,300,000:

i the 35% equity interest in China Resources Vanguard Group and China Resources Wan Jia Group and a related shareholders' loan of RMB35,000,000; and

ii the 11.5% equity interest in 蘇果超市有限公司 ("Suguo Supermarket Co., Ltd.").

The transactions were completed in May 2005. Details of the acquisitions are summarised in the 2004 annual report of the Company.

B As previously announced, the Group had entered into several contracts with 華潤建築有限公司 ("China Resources Construction Corp."), an indirect wholly-owned subsidiary of 華潤股份有限公司 (" China Resources Co., Limited"), for construction services. During the period under review, a total of approximately HK$48,923,000 had been settled for services provided under these contracts.

十五、關連交易(續) 15. RELATED PARTY TRANSACTIONS (Continued)

期內,本集團與有關連人士訂立以下交易:

During the period, the Group entered into transactions with related parties as follows:

		截至六月三十日止六個月 Six months ended 30 June	
		二零零五年 港幣千元 **2005** **HK$'000**	二零零四年 港幣千元 2004 HK$'000
向同系附屬公司銷售貨品	Sales of goods to fellow subsidiaries	**6,585**	15,532
自同系附屬公司購入貨品	Purchases of goods from fellow subsidiaries	**641**	352
向同系附屬公司支付經營租約款項及其他費用	Operating lease payments and other charges paid to fellow subsidiaries	**32,782**	22,998
同系附屬公司提供建築及裝修服務	Construction and renovation services provided by fellow subsidiaries	**10,540**	579
應付一間控股公司及一間同系附屬公司之儲油服務費	Tank storage service fees payable to a holding company and a fellow subsidiary	**70,800**	70,800
應收一間控股公司及一間同系附屬公司之儲存設施管理費用	Storage facility management fees receivable from a holding company and a fellow subsidiary	**9,996**	9,996
向一間同系附屬公司提供船塢操作服務	Provision of dockyard operations services to a fellow subsidiary	**–**	1,707
根據倉儲管理協議及設施管理協議進行之交易	Transactions under godown management agreement and facility management agreement		
–向一間控股公司及一間同系附屬公司收取服務費	– Receipts of service fee from a holding company and a fellow subsidiary	**98,645**	145,408
–向一間控股公司及一間同系附屬公司支付月費	– Payment of monthly fee to a holding company and a fellow subsidiary	**15,000**	15,000

附註:

Note:

期內,本集團亦按象徵性價格,租賃若干由本公司之控股公司擁有之物業。

During the period, the Group also leased certain premises owned by the Company's holding company at a nominal amount.

購股權計劃

於回顧期內，本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標（「新計劃」）。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃（「舊計劃」），仍然有若干份購股權尚未行使。

截至二零零五年六月三十日止六個月內，新計劃的條款並無改變。新舊計劃的條款詳情已於二零零四年年報披露。

以下為根據新舊計劃授出但於二零零五年六月三十日尚未行使的購股權詳情：

Share Option Schemes

During the period under review, the Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

There are no changes in any terms of the New Scheme during the six months ended 30 June 2005. Detailed terms of the Old Scheme and the New Scheme were disclosed in the 2004 annual report.

Details of the share options outstanding as at 30 June 2005 which have been granted under the Old Scheme and the New Scheme are as follows:

購股權計劃(續)　Share Option Schemes (Continued)

(甲) 董事　(a) Directors

董事姓名	Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目[1] Number of share options[1]: 於二零零五年一月一日尚未行使 Outstanding at 1/1/2005	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零五年六月三十日尚未行使 Outstanding at 30/6/2005	本公司股份價格[2] Price of Company's shares[2]: 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
執行及非執行董事	**Executive and Non-Executive Directors**										
宋林	Song Lin	20/06/2000	7.19	200,000*	–	–	–	–	200,000*	–	N/A[5]
		07/02/2002	7.17	2,000,000	–	–	–	–	2,000,000	–	N/A[5]
		14/01/2004	9.72	2,500,000	–	–	–	–	2,500,000	–	N/A[5]
陳樹林	Chen Shulin	21/11/2000	7.08	1,186,000	–	–	–	–	1,186,000	–	N/A[5]
		07/02/2002	7.17	1,326,000	–	–	–	–	1,326,000	–	N/A[5]
		14/01/2004	9.72	2,000,000	–	–	–	–	2,000,000	–	N/A[5]
		02/06/2004	9.55	1,500,000	–	–	–	–	1,500,000	–	N/A[5]
喬世波	Qiao Shibo	07/02/2002	7.17	1,800,000	–	–	–	–	1,800,000	–	N/A[5]
		14/01/2004	9.72	2,000,000	–	–	–	–	2,000,000	–	N/A[5]
閻飈	Yan Biao	20/06/2000	7.19	3,000,000	–	–	–	–	3,000,000	–	N/A[5]
		07/02/2002	7.17	1,000,000	–	–	–	–	1,000,000	–	N/A[5]
姜智宏	Keung Chi Wang, Ralph	20/06/2000	7.19	1,400,000	–	–	–	–	1,400,000	–	N/A[5]
		07/02/2002	7.17	500,000	–	–	–	–	500,000	–	N/A[5]
		14/01/2004	9.72	216,000	–	–	–	–	216,000	–	N/A[5]
		02/06/2004	9.55	850,000	–	–	–	–	850,000	–	N/A[5]
劉百成	Lau Pak Shing	20/06/2000	7.19	1,000,000	–	–	–	–	1,000,000	–	N/A[5]
		14/01/2004	9.72	500,000	–	–	–	–	500,000	–	N/A[5]
		02/06/2004	9.55	1,000,000	–	–	–	–	1,000,000	–	N/A[5]
王群	Wang Qun	20/06/2000	7.19	400,000	–	–	–	–	400,000	–	N/A[5]
		07/02/2002	7.17	400,000	–	–	–	–	400,000	–	N/A[5]
鍾義 (於二零零五年六月二日告退)	Zhong Yi (Retired on 02/06/2005)	02/06/2004	9.55	300,000	–	–	–	–	300,000	–	N/A[5]
		22/07/2004	9.80	800,000	–	–	–	–	800,000	–	N/A[5]
鄺文謙	Kwong Man Him	07/02/2002	7.17	2,000,000	–	–	–	–	2,000,000	–	N/A[5]
		14/01/2004	9.72	222,000	–	–	–	–	222,000	–	N/A[5]
		02/06/2004	9.55	772,000	–	–	–	–	772,000	–	N/A[5]
蔣偉	Jiang Wei	08/03/2002	7.50	600,000	–	–	–	–	600,000	–	N/A[5]
謝勝喜	Xie Shengxi	08/03/2002	7.50	380,000	–	–	–	–	380,000	–	N/A[5]
小計	Sub-total			29,852,000	–	–	–	–	29,852,000	–	N/A[5]
獨立非執行董事	**Independent Non-executive Directors**										
陳普芬博士	Dr. Chan Po Fun, Peter	02/06/2004	9.55	200,000	–	–	–	–	200,000	–	N/A[5]
黃大寧	Houang Tai Ninh	02/06/2004	9.55	200,000	–	–	–	–	200,000	–	N/A[5]
李家祥博士	Dr. Li Ka Cheung, Eric	02/06/2004	9.55	200,000	–	–	–	–	200,000	–	N/A[5]
小計	Sub-total			600,000	–	–	–	–	600,000	–	–
合計	Total			30,452,000	–	–	–	–	30,452,000	–	–

* 根據《證券及期貨條例》第344條，宋林先生被視為擁有本公司授予其配偶之200,000股普通股購股權之權益。

* By virtue of Section 344 of the Securities and Futures Ordinance ("SFO"), Mr. Song Lin is deemed to be interested in the share option for 200,000 ordinary shares granted by the Company to his spouse.

購股權計劃(續)

Share Option Schemes (Continued)

(乙) 僱員及其他參與者

除所有獨立非執行董事外,本公司所有董事均為本集團僱員,彼等各自之購股權總數已於上文(甲)段披露。以下是本公司向本集團僱員(不包括本公司董事)及其他參與者授出購股權的概況。

(b) Employees and other participants

Except for all independent non-executive directors, all directors of the Company are employees of the Group and their respective aggregate share options are disclosed in paragraph (a) above. Summary of share options granted to employees of the Group (other than directors of the Company) and other participants are set out below.

(i) 僱員(不包括本公司董事)

(i) Employees (other than directors of the Company)

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零五年一月一日尚未行使 Outstanding at 1/1/2005	於本期間授出 Granted during the period	購股權數目[1] Number of share options[1] 於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零五年六月三十日尚未行使 Outstanding at 30/6/2005	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
舊計劃 Old Scheme									
20/06/2000	7.19	6,061,000	N/A[3]	3,364,000	–	–	2,697,000	–	11.402
21/11/2000	7.08	2,967,000	N/A[3]	278,000	–	–	2,689,000	–	11.194
小計	Sub-total	9,028,000	N/A[3]	3,642,000	–	–	5,386,000		
新計劃 New Scheme									
07/02/2002	7.17	10,612,000	–	2,876,000	–	–	7,736,000	–	11.108
19/04/2002	7.40	7,204,000	–	642,000	–	–	6,562,000	–	11.647
23/05/2002	8.90	106,000	–	82,000	–	–	24,000	–	11.207
02/08/2002	8.32	5,870,000	–	1,306,000	–	100,000	4,464,000	–	11.433
07/11/2002	7.70	1,790,000	–	28,000	–	–	1,762,000	–	12.150
24/01/2003	7.25	1,182,000	–	294,000	–	28,000	860,000	–	11.332
14/04/2003	6.29	6,808,000	–	1,066,000	–	50,000	5,692,000	–	11.889
01/08/2003	7.10	1,070,000	–	290,000	–	–	780,000	–	11.502
08/10/2003	8.90	2,888,000	–	909,000	–	282,000	1,697,000	–	11.168
02/12/2003	9.00	1,360,000	–	40,000	–	–	1,320,000	–	11.050
14/01/2004	9.72	39,003,000	–	2,404,000	–	886,000	35,713,000	–	11.448
20/04/2004	9.89	5,600,000	–	72,000	–	–	5,528,000	–	10.800
25/05/2004	9.15	35,856,000	–	3,096,000	–	90,000	32,670,000	–	11.428
22/07/2004	9.80	2,000,000	–	674,000	–	–	1,326,000	–	11.366
04/10/2004	10.35	49,680,000	–	132,000	–	316,000	49,232,000	–	11.351
17/01/2005	11.40	–	1,750,000	–	–	100,000	1,650,000	11.150	–
小計	Sub-total	171,029,000	1,750,000	13,911,000	–	1,852,000	157,016,000		

購股權計劃(續) Share Option Schemes (Continued)

(乙) 僱員及其他參與者 (b) Employees and other participants

(ii) 其他參與者 (ii) Other Participants

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目[1] Number of share options[1] 於二零零五年一月一日尚未行使 Outstanding at 1/1/2005	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零五年六月三十日尚未行使 Outstanding at 30/6/2005	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
新計劃 New Scheme									
05/03/2002	7.35	19,624,000	–	2,568,000	–	322,000	16,734,000	–	11.054
23/05/2002	8.90	30,000	–	–	–	–	30,000	–	N/A[5]
14/04/2003	6.29	620,000	–	–	–	–	620,000	–	N/A[5]
22/08/2004	9.80	300,000	–	–	–	–	300,000	–	N/A[5]
小計	Sub-total	20,574,000	–	2,568,000	–	322,000	17,684,000		

1. 購股權數目指購股權所涉及之本公司相關股份。
2. 就已授出購股權所披露之本公司股份價格,為股份緊接購股權各自授出日期前一個交易日在香港聯合交易所有限公司(「聯交所」)所報收市價。就期內行使之購股權披露之本公司股份價格,為股份緊接購股權行使日期前於聯交所所報收市價之加權平均數。

   有關已授出購股權的會計政策已載於本簡明財務報告附註一(iii)(d)內。
3. 舊計劃已於二零零二年一月三十一日終止,自此以後,本公司概無根據舊計劃授出任何購股權。
4. 上文所述已授出之購股權,全部將於授出日期起計滿十年之日屆滿,而每份授出購股權之代價為港幣1.00元。
5. 由於授出之有關購股權並無於回顧期間內行使,故披露價格規定並不適用。
6. 購股權一般為一次全數歸屬,於授出日期後即可行使;或分為五批歸屬,可由授出日期起計四年內行使。

1. Number of share options refers to the number of underlying shares in the Company covered by the share options.
2. The price of the Company's shares disclosed for options granted is the closing price quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately before the date of the grant of the respective options. The price of the Company's shares disclosed for the options exercised during the period is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercise of options.

   The accounting policy adopted for the share options granted is set out in the section 1(iii) (d) of Notes to the Condensed Financial Statements.
3. The Old Scheme was terminated on 31 January 2002, and therefore no options have been granted under the Old Scheme since then.
4. All the share options granted as mentioned above will expire on the date falling ten years from the date of grant and consideration for each grant is HK$1.00.
5. As the relevant share options granted have not been exercised during the period under review, no price disclosure is applicable.
6. Share options are generally either fully vested and exercisable immediately after the date of grant or vested in five tranches and exercisable over a period of 4 years from date of grant.

董事之證券權益

於二零零五年六月三十日，本公司董事及最高行政人員於本公司及其相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中，擁有根據《證券及期貨條例》第XV部第7及第8分部已知會本公司及聯交所的權益及淡倉，包括根據《證券及期貨條例》的條文規定被列為或視作擁有的權益或淡倉，或根據《證券及期貨條例》第352條規定須且已經記錄在該條規定須予存置的登記冊內的權益及淡倉，或根據聯交所證券上市規則所載《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益及淡倉如下：

Directors' Interests in Securities

As at 30 June 2005, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company, and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Rules Governing the Listing of Securities on the Stock Exchange, were as follows:

(甲) 於本公司已發行普通股及相關股份中擁有的權益

(a) Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	200,000[3]	200,000[3]	0.22
	好倉 Long position	–	4,500,000	
陳樹林 Chen Shulin	好倉 Long position	–	6,012,000	0.27
喬世波 Qiao Shibo	好倉 Long position	–	3,800,000	0.17
閻飈 Yan Biao	好倉 Long position	900,000	4,000,000	0.22
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	–	2,966,000	0.13
劉百成 Lau Pak Shing	好倉 Long position	–	2,500,000	0.11
王群 Wang Qun	好倉 Long position	40,000	800,000	0.04

董事之證券權益(續) Directors' Interests in Securities (Continued)

(甲) 於本公司已發行普通股及相關股份中擁有的權益(續) (a) Interests in issued ordinary shares and underlying shares of the Company (Continued)

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
鄺文謙 Kwong Man Him	好倉 Long position	–	2,994,000	0.14
蔣偉 Jiang Wei	好倉 Long position	–	600,000	0.03
謝勝喜 Xie Shengxi	好倉 Long position	–	380,000	0.02
陳普芬博士 Dr. Chan Po Fun, Peter	好倉 Long position	336,000	200,000	0.03
	好倉 Long position	170,000[4]		
黃大寧 Houang Tai Ninh	好倉 Long position	–	200,000	0.01
李家祥 Li Ka Cheung, Eric	好倉 Long position	–	200,000	0.01

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。
2. 指本公司股份及相關股份中的好倉總數相對本公司於二零零五年六月三十日已發行股本總數的百分比。
3. 宋林先生被視為擁有其配偶之200,000股普通股及200,000股相關股份之權益。
4. 該權益由陳普芬博士擁有88.25%已發行股本之公司持有。
5. 除附註3及4另有所指者外，本報告內披露之權益由各董事以實益擁有人之身份持有。

1. This refer to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 30 June 2005.
3. Mr. Song Lin was deemed to be interested in the 200,000 ordinary shares and 200,000 underlying shares through interests of his spouse.
4. Such interest is held by a company of which Dr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.
5. Save as otherwise specified under note 3 and 4, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益

同日,若干董事擁有相聯法團(定義見《證券及期貨條例》)的已發行普通股股份及購股權計劃所授出購股權中之相關股份擁有權益,該等購股權是屬於非上市以實物交收的股本衍生工具:

(i) 於相聯法團華潤置地有限公司(「華潤置地」)已發行普通股及購股權計劃項下尚未行使購股權的權益:

Directors' Interests in Securities (Continued)

(b) Interest in issued ordinary shares and underlying shares of associated corporations

As at the same date, certain directors had interests in the issued ordinary shares and underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of SFO), such options being unlisted physically settled equity derivatives:

(i) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"):

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份 數目 Number of shares	尚未行使 購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益 百分比[3] Aggregate Percentage of interest[3] (%)
宋林 Song Lin	好倉 Long position	–	900,000	1.230	01/06/2005	0.06
陳樹林 Chen Shulin	好倉 Long position	–	700,000	1.230	01/06/2005	0.05
喬世波 Qiao Shibo	好倉 Long position	–	700,000	1.230	01/06/2005	0.05
閻飈 Yan Biao	好倉 Long position	–	2,300,000	4.592	27/06/1997	0.36
	好倉 Long position	–	2,400,000	0.990	20/07/2000	
	好倉 Long position	–	700,000	1.270	02/06/2005	
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	–	2,000,000	4.592	27/06/1997	0.22
	好倉 Long position	–	1,300,000	0.990	20/07/2000	
劉百成 Lau Pak Shing	好倉 Long position	–	500,000	1.270	02/06/2005	0.03

董事之證券權益（續）

Directors' Interests in Securities (Continued)

（乙）於相聯法團已發行普通股及相關股份中擁有的權益（續）

(b) Interest in issued ordinary shares and underlying shares of associated corporations (Continued)

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益百分比[3] Aggregate Percentage of interest[3] (%)
蔣偉 Jiang Wei	好倉 Long position	–	720,000	1.590	04/03/2002	0.09
	好倉 Long position	–	700,000	1.230	01/06/2005	
謝勝喜 Xie Shengxi	好倉 Long position	–	460,000	1.590	04/03/2002	0.06
	好倉 Long position	–	500,000	1.230	01/06/2005	

1. 購股權數目指購股權所涉及的華潤置地相關股份總數。
2. 華潤置地於二零零二年三月四日、二零零五年六月一日及二零零五年六月二日授出的購股權可於自授出之日起計十年期間內行使。除此以外，上述所有其他購股權將於二零零七年五月二十七日屆滿。上述每份購股權的代價均為港幣1元。
3. 指於華潤置地股份及相關股份的好倉總數相對華潤置地於相對二零零五年六月三十日已發行股本總數的百分比。
4. 上文披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Land covered by the share options.
2. Except for options granted by CR Land on 4 March 2002, 1 June 2005 and 2 June 2005 which are exercisable within a period of 10 years from the date of grant, the expiry date for all other share options mentioned above is 27 May 2007. Consideration for each of the grants mentioned above is HK$1.00.
3. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at 30 June 2005.
4. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

Directors' Interests in Securities (Continued)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (Continued)

(ii) 於相聯法團華潤勵致有限公司(「華潤勵致」)已發行普通股及購股權計劃項下尚未行使購股權的權益:

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logics Limited ("CR Logic"):

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[2] Aggregate Percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	3,600,000	6,900,000	0.590	21/09/2000[3]	0.47
	好倉 Long position		2,000,000	0.906	13/01/2004[3]	
閻飈 Yan Biao	好倉 Long position	–	6,000,000	0.790	04/12/2001[3]	0.23
蔣偉 Jiang Wei	好倉 Long position	–	720,000	0.820	09/04/2002[4]	0.03
謝勝喜 Xie Shengxi	好倉 Long position	–	450,000	0.820	09/04/2002[4]	0.02

1. 購股權數目指購股權所涉及的華潤勵致相關股份數目。
2. 指於華潤勵致股份及相關股份的好倉總數相對華潤勵致於二零零五年六月三十日已發行股本總數的百分比。
3. 購股權可於授出有關購股權日期起計十年期間內行使。
4. 購股權或全部隨即歸屬,可由二零零二年四月九日起至二零一二年四月八日止期間行使,或分為四批歸屬,可由二零零二年四月九日與二零零三年、二零零四年及二零零五年一月一日至二零一二年四月八日止期間行使。上述每份購股權的代價為港幣1元。
5. 上文披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at 30 June 2005.
3. Options are exercisable within a period of 10 years from the date of grant of the relevant options.
4. Options are either vested immediately and exercisable from 9 April 2002 to 8 April 2012 or vested in four tranches and exercisable on 9 April 2002, 1 January 2003, 2004 and 2005 to 8 April 2012. Consideration for each of the grants mentioned above is HK$1.00.
5. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

Directors' Interests in Securities (Continued)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (Continued)

(iii) 於相聯法團華潤水泥控股有限公司(「華潤水泥」)已發行普通股及購股權計劃項下尚未行使購股權的權益:

(iii) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Cement Holdings Limited ("CR Cement"):

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[4] Aggregate Percentage of interest[4] (%)
喬世波 Qiao Shibo	好倉 Long position	–	3,000,000	2.325	05/12/2003[2]	1.00
	好倉 Long position	–	800,000	1.660	16/12/2004[3]	
閻飈 Yan Biao	好倉 Long position	90,000	–	–	–	0.02
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	–	800,000	2.325	05/12/2003[2]	0.21
王群 Wang Qun	好倉 Long position	4,000	–	–	–	0.001
鄺文謙 Kwong Man Him	好倉 Long position	–	300,000	2.325	05/12/2003[2]	0.08
陳普芬博士 Dr. Chan Po Fun, Peter	好倉 Long position	50,600[5]	–	–	–	0.01

1. 購股權數目指購股權所涉及的華潤水泥相關股份數目。
2. 購股權分五批歸屬,每批百分之二十,可由授出日期首個週年起計,於授出日期每個週年日歸屬,全部購股權將於二零一三年十二月五日屆滿。上述每份購股權的代價為港幣1.00元。
3. 購股權分四批歸屬,每批百分之二十五,可由授出日期首個週年起計,於授出日期每個週年日歸屬,全部購股權將於二零一四年十二月十六日屆滿。上述每份購股權的代價為港幣1.00元。
4. 指於華潤水泥股份及相關股份的好倉總數相對華潤水泥於二零零五年六月三十日已發行股本總數的百分比。
5. 該等50,600股股份當中,17,000股股份由陳普芬博士擁有88.25%已發行股本之公司持有。
6. 除附註5另有所指之外,上文披露之所有其他權益由各董事以實益擁有人身份持有。

1. The number of share options refers to the number of underlying shares of CR Cement covered by the share options.
2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options will expire on 5 December 2013. Consideration for each of the grants mentioned above is HK$1.00.
3. Options are vested in 4 tranches of 25% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options will expire on 16 December 2014. Consideration for each of the grants mentioned above is HK$1.00.
4. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Cement to the total issued share capital of CR Cement as at 30 June 2005.
5. Out of these 50,600 shares, 17,000 shares are held by a company of which Dr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.
6. Save as otherwise specified in note 5, all other interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益（續） Directors' Interests in Securities (Continued)

（乙）於相聯法團已發行普通股及相關股份中擁有的權益（續）

(b) Interest in issued ordinary shares and underlying shares of associated corporations (Continued)

(iv) 於相聯法團華潤電力控股有限公司（「華潤電力」）已發行普通股及購股權計劃項下尚未行使購股權的權益：

(iv) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[4] Aggregate Percentage of interest[4] (%)
宋林 Song Lin	好倉 Long position	–	2,000,000 900,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.08
陳樹林 Chen Shulin	好倉 Long position	–	600,000 500,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.03
喬世波 Qiao Shibo	好倉 Long position	–	600,000 500,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.03
		–	30,000[5]	2.80	12/11/2003[2]	
閻飆 Yan Biao	好倉 Long position	–	600,000 400,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.03
劉百成 Lau Pak Shing	好倉 Long position	–	500,000	2.80	12/11/2003[2]	0.01
王群 Wang Qun	好倉 Long position	–	500,000	2.80	12/11/2003[2]	0.01
蔣偉 Jiang Wei	好倉 Long position	–	1,000,000 600,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.04
謝勝喜 Xie Shengxi	好倉 Long position	–	400,000 300,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.02

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

1. 購股權數目指購股權涉及的華潤電力相關股份數目。

2. 購股權分五批歸屬,每批百分之二十,可由授出日期首個週年起計,於授出日期每個週年日歸屬,全部購股權將於二零一三年十二月六日屆滿。上述每份購股權的代價為港幣1.00元。

3. 購股權分五批歸屬,每批百分之二十,可由授出日期首個週年起計,於授出日期每個週年日歸屬,全部購股權將於二零一五年三月十八日屆滿。上述每份購股權的代價為港幣1.00元。

4. 指於華潤電力股份及相關股份的好倉總數相對華潤電力於二零零五年六月三十日已發行股本總數的百分比。

5. 喬世波先生被視為透過其配偶之權益擁有30,000股相關股份之權益。

6. 除附註5另有所指之外,上文披露之所有其他權益由各董事以實益擁有人身份持有。

Directors' Interests in Securities (Continued)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (Continued)

1. The number of share options refers to the number of underlying shares of CR Power covered by the share options.

2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options will expire on 6 December 2013. Consideration for each of the grants mentioned above is HK$1.00.

3. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options will expire on 18 March 2015. Consideration for each of the grants mentioned above is HK$1.00.

4. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at 30 June 2005.

5. Mr. Qiao Shibo was deemed to be interested in the 30,000 underlying shares through interests of his spouse.

6. Save as otherwise specified in note 5, all other interests disclosed above are being held by each director in his capacity as beneficial owner.

擁有須具報權益的股東

於二零零五年六月三十日,除上文所披露的權益及淡倉外,以下人士於本公司的股份及相關股份中,擁有須根據《證券及期貨條例》第XV部第2及第3分部向本公司披露或已記錄在本公司須存置的登記冊內的權益及淡倉如下:

Shareholders with notifiable interests

As at 30 June 2005, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested party	持有權益方被視為擁有權益的股份數目 Number of shares in which the interested party is deemed to have interests	持股量百分比 Percentage of shareholding (%)
中國華潤總公司(「華潤總公司」)	China Resources National Corporation ("CRNC")	1,218,358,380	55.35
華潤股份有限公司(附註1)	China Resources Co., Limited (Note 1)	1,218,358,380	55.35
CRC Bluesky Limited (附註1)	CRC Bluesky Limited (Note 1)	1,218,358,380	55.35
華潤(集團)有限公司(「華潤集團」)(附註1)	China Resources (Holdings) Company Limited ("CRH") (Note 1)	1,218,358,380	55.35
澳洲聯邦銀行(附註2)	Commonwealth Bank of Australia (Note 2)	170,506,567	7.75

附註:

1. 華潤集團為CRC Bluesky Limited的全資附屬公司,而CRC Bluesky Limited由華潤股份有限公司全資擁有,而華潤股份有限公司則由華潤總公司持有99.98%權益。

2. 根據《證券及期貨條例》第XV部第2及第3分部規定向本公司披露的資料顯示,該等股份由澳洲聯邦銀行直接或間接擁有100%控制權之法團持有。

Notes:

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

2. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by corporations controlled directly or indirectly as to 100% by Commonwealth Bank of Australia.

控股股東之強制履行責任

根據一項貸款協議，華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份（不論直接或間接透過其附屬公司間接持有有關權益）。於二零零五年六月三十日，該等須於兩年內悉數償還之備用額總額為港幣3,000,000,000元，已經全數提取。

Specific Performance Obligations on Controlling Shareholder

According to a loan agreement, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. As at 30 June 2005, the amount of such facility was HK$3,000 million and was fully drawn down. Such facility is wholly repayable within two years.

企業管治

本公司明白，公司方面必須長期付出努力，經常保持警覺，才能發展與維繫一個良好而穩固、符合本集團需要的企業管治結構。董事堅信，合理的企業管治常規，對本集團健康而穩定的成長，是非常重要的。

本公司自二零零三年十一月起已實行本身的企業管治規範及目標。有關本公司企業管治常規及程序的詳情已於其截至二零零四年十二月三十一日止年度報告披露。於二零零五年四月八日，董事會通過本公司的「企業管治常規手冊」（「企業管治手冊」），當中包含差不多所有守則條文及上市規則附錄十四企業管治常規守則（「企業管治守則」）所載建議最佳常規。

本公司於中期報告期間一直遵守企業管治守則所載守則條文，惟宋林先生於二零零四年十二月三十日至二零零五年三月七日期間兼任主席與董事總經理職位以及非執行董事並無固定任期除外。

寧高寧先生按中華人民共和國國務院指示，於二零零四年十二月三十日辭任本公司主席及董事以出任其他行政職位，故當時的董事總經理宋林先生由該日起接任本公司主席。鑒於宋先生的職務調動，陳樹林先生獲委任為本公司董事總經理，自二零零五年三月八日起生效。

董事局認為，指定任期意義不大。現行制度已提供充分的靈活性予本公司組織一個能夠配合本集團需要的董事局班子。此外，本公司組織章程細則規定，三分之一的董事（包括執行董事及非執行董事）須每年退任，而每名董事須最少三年輪值退任一次。每年退任的董事須為董事局於年內委任的董事及自獲選或重選以來在任最長的董事。退任董事可重選連任。

Corporate Goverance

The Company recognises that the development and maintenance of a good and solid framework of corporate governance suitable to the needs of the Group requires commitment and continuous vigilance. The Directors firmly believe that sensible corporate governance practice is essential to vigorous but steady growth of the Group.

The Company has implemented its own corporate governance standards and objectives since November 2003. Detailed disclosure of the Company's corporate governance practices and processes is available in the annual report of the Company for the year ended 31 December 2004. On 8 April 2005, the Board approved the Company's "Corporate Governance Practice Manual" ("Corporate Governance Manual") which incorporates almost all of the Code Provisions and some of the Recommended Best Practices set out in the Code on Corporate Governance Practices ("CG Code") in Appendix 14 of the Listing Rules.

Throughout the interim period, the Company has complied with the Code Provisions set out in the CG Code, save and except that Mr. Song Lin was Chairman and Managing Director during the period between 30 December 2004 and 7 March 2005 and the Non-Executive Directors were not appointed for a fixed term.

Mr. Ning Gaoning resigned on 30 December 2004 as Chairman and Director of the Company to assume other executive position on direction of the State Council of the People's Republic of China, and Mr. Song Lin, the then Managing Director, assumed the chair of the Company as from that date. On realignment of Mr. Song's duties, Mr. Chen Shulin has been appointed as the Managing Director of the Company as from 8 March 2005.

The Board does not believe in any arbitrary term of office. The current arrangement will give the Company sufficient flexibility to organize the composition of the Board to serve the needs of the Group. Further, the Articles of Association of the Company requires that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year and every director shall be subject to retirement by rotation at least once every three years. The Directors to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

企業管治（續）

於二零零五年四月八日，本公司採納本身的道德與證券交易守則（「道德守則」），適用於董事及可接觸本集團股價敏感資料的個別指定人士，包括本集團高級管理人員及高層人士。道德守則的條款不寬鬆於上市規則附錄十所載上市公司董事進行證券交易的標準守則（「標準守則」）所要求標準。向全體董事特定查詢後，本公司並無發現董事於中期報告期間曾作出任何不符合道德守則及標準守則的事宜。

Corporate Goverance (Continued)

On 8 April 2005, the Company adopted its own Code of Ethics and Securities Transactions ("Code of Ethics"), which applies to the Directors and other specified individuals including the Group's senior management and persons who are privy to price sensitive information of the Group, on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance with the standards set out in the Code of Ethics and the Model Code by any Director throughout the interim period.

購買、出售或贖回上市證券

本公司或其附屬公司於截至二零零五年六月三十日止六個月，概無購買、出售或贖回本公司任何上市證券。

Purchases, Sale or Redemption of Listed Securities

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2005.

暫停辦理股東過戶登記手續

本公司將於二零零五年十月三日（星期一）至二零零五年十月七日（星期五）（包括首尾兩天）暫停辦理股份過戶登記。為符合獲派中期股息之資格，所有填妥之過戶表格連同有關股票，必須於二零零五年九月三十日下午四時三十分之前送達本公司之股份過戶處－標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

Closure of Register

The Register of Members will be closed from 3 October 2005 (Monday) to 7 October 2005 (Friday), both days inclusive. In order to be eligible for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of Ground floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 September 2005.

公司資料

CORPORATE INFORMATION

主席
宋林

Chairman
Song Lin

董事總經理
陳樹林

Managing Director
Chen Shulin

副董事總經理
喬世波
閻飈
姜智宏

Deputy Managing Directors
Qiao Shibo
Yan Biao
Keung Chi Wang, Ralph

執行董事
劉百成
王群
鄺文謙

Executive Directors
Lau Pak Shing
Wang Qun
Kwong Man Him

非執行董事
蔣偉
謝勝喜

Non-Executive Directors
Jiang Wei
Xie Shengxi

獨立非執行董事
陳普芬
黃大寧
李家祥

Independent Non-Executive Directors
Chan Po Fun, Peter
Houang Tai Ninh
Li Ka Cheung, Eric

公司秘書
李業華

Company Secretary
Lee Yip Wah, Peter

核數師
德勤 • 關黃陳方會計師行

Auditors
Deloitte Touche Tohmatsu

股份過戶登記處
標準証券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

Share Registrars
Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Hong Kong

註冊辦事處
香港灣仔港灣道26號
華潤大廈39樓

Registered Office
39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong

股票代號
香港聯合交易所有限公司：291
美國預託證券：CHNRY
CUSIP：16940R109

Stock Codes
The Stock Exchange of Hong Kong Limited: 291
American Depositary Receipts: CHNRY
CUSIP: 16940R109

香港灣仔港灣道二十六號
華潤大廈三十九樓
電話：852-2827-1028
傳真：852-2598-8453
網址：www.cre.com.hk
電郵：info@cre.com.hk

投資者關係
電郵：ir@cre.com.hk

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong
Telephone : 852-2827-1028
Facsimile : 852-2598-8453
Website : www.cre.com.hk
E-mail : info@cre.com.hk

Investor Relations
E-mail : ir@cre.com.hk